Exhibit 99.1

Franco Nevada

# Annual Information Form

**For the year ended December 31, 2010**

AIF

**Franco-Nevada Corporation**
Suite 740
Exchange Tower
130 King Street West
Toronto, Canada
M5X 1E4

Dated as of March 24, 2011

www.franco-nevada.com

i

GENERAL MATTERS

Unless otherwise noted or the context otherwise indicates, the terms “Franco-Nevada”, “Company”, “Corporation”, “our” and “we” refer to Franco-Nevada Corporation and its subsidiaries.  For reporting purposes, the Corporation prepares its financial statements in United States dollars and, for the periods prior to January 1, 2011, in conformity with accounting principles generally accepted in Canada or Canadian GAAP and, for the periods on or after January 1, 2011, in conformity with International Financial Reporting Standards (“IFRS”).  All dollar amounts in this Annual Information Form (“AIF”) are expressed in United States dollars, except as otherwise indicated. References to “$” or “dollars” are to United States dollars, references to C$ are to Canadian dollars, references to A$ are to Australian dollars and references to ZAR are to South African rand.

The information contained in this AIF is as of March 24, 2011, unless otherwise indicated. More current information may be available on our public website at www.franco-nevada.com or on SEDAR at www.sedar.com.  In addition, we generally maintain supporting materials on our website which may assist in reviewing (but are not to be considered part of) this AIF including a Glossary of Non-Technical Terms, Glossary of Technical Terms, Certain Oil and Natural Gas Terms and a Metric Conversion Table.

FORWARD LOOKING STATEMENTS

This AIF contains certain “forward looking statements” which may include, but are not limited to, statements with respect to future events or future performance, management’s expectations regarding Franco-Nevada’s growth, results of operations, estimated future revenues, requirements for additional capital, mineral reserve and resources estimates, production costs and revenue, future demand for and prices of commodities, expected mining sequences, business prospects and opportunities. In addition, statements (including data in tables) relating to reserves and resources are forward looking statements, as they involve implied assessment, based on certain estimates and assumptions and no assurance can be given that the estimates will be realized.  Such forward looking statements reflect management’s current beliefs and are based on information currently available to management. Often, but not always, forward looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “predicts”, “projects”, “intends”, “targets”, “aims”, “anticipates” or “believes” or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Forward looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Franco-Nevada to be materially different from any future results, performance or achievements expressed or implied by the forward looking statements.  A number of factors could cause actual events or results to differ materially from any forward looking statement, including, without limitation, cost escalation as well as development, operating or technical difficulties on any of the properties underlying the asset portfolio, adverse fluctuations in the prices of the primary commodities that drive Franco-Nevada’s royalty and stream revenue (gold, platinum group metals, copper, nickel, uranium, oil and gas), fluctuations in the value of the Canadian and Australian dollar, Mexican peso and any other currency in which Franco-Nevada generates revenue, relative to the U.S. dollar, changes in national and local government legislation, including permitting regimes and taxation policies, and regulations and political or economic developments in any of the countries where Franco-Nevada holds mineral and oil & gas assets, influence of macro-economic developments, business opportunities that become available to, or are pursued by Franco-Nevada, reduced access to debt and equity capital, litigation, title disputes related to our assets, development, permitting, infrastructure, operating or technical difficulties affecting any of the assets, risks and hazards associated with the business of development and mining on any of its assets, including, but not limited to unusual or unexpected geological formations, cave-ins, flooding and other natural disasters or civil unrest.  The forward looking statements contained in this AIF are based upon assumptions management believes to be reasonable, including, without limitation, the ongoing operation of the properties underlying the asset portfolio by the owners or operators of such properties in a manner consistent with past practice, the accuracy of public statements and disclosures made by the owners or operators of such underlying properties, no material adverse change in the market price of the commodities that underlie the asset portfolio, no adverse development in respect of any significant property in which Franco-Nevada holds a royalty, stream or other interest, the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production, integration of acquired assets, and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended. However, there can be no assurance that forward looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements and readers are cautioned that forward-looking statements are not guarantees of future performance. Franco-Nevada cannot assure investors that actual results will be consistent with these forward looking statements. Accordingly, readers should not place undue reliance on forward looking statements due to the inherent uncertainty therein. For additional information with respect to risks, uncertainties and assumptions, please refer to the “Risk Factors” section of this AIF, as well as Franco-Nevada’s most recent Management’s Discussion and Analysis filed with the Canadian securities regulatory authorities on www.sedar.com.  The forward looking statements herein are made as of the date of this AIF only and Franco-Nevada does not assume any obligation to update or revise them to reflect new information, estimates or opinions, future events or results or otherwise, except as required by applicable law.

NON-GAAP MEASURES

2010 and Prior

“Royalty Revenue” is defined by Franco-Nevada as cash received or receivable from operating royalty assets.

“Free Cash Flow” is defined by Franco-Nevada as operating income plus depletion and depreciation, non-cash charges, and any impairment of investments and royalty interests.

“Margin” is defined as Free Cash Flow as a percentage of Net Revenue.

“Adjusted Net Income” is defined by Franco-Nevada as net income excluding impairment charges related to royalties, working interests and investments; fair value changes for royalties accounted for as derivative assets; foreign currency gains/losses; gains/losses on sale of investments; and the impact of taxes on all these items.

Going Forward to 2011 and Beyond

Franco-Nevada is replacing Royalty Revenue with Net Revenue beginning January 1, 2011 as defined below.  “Net Revenue” is defined by Franco-Nevada as cash received or receivable from operating royalty and stream assets, net of any (i) cash outlays required to purchase royalty or stream production, (ii) provincial and state commodity taxes and (iii) cash outlays associated with working interests.

THE CORPORATION

Name, Address and Incorporation

Franco-Nevada was incorporated under the Canada Business Corporations Act on October 17, 2007 and was amalgamated with Franco-Nevada Canada Corporation (“FN Canada Subco”), its wholly-owned subsidiary, on January 1, 2008. Franco-Nevada’s head office and registered office is located at Suite 740, Exchange Tower, 130 King Street West, Toronto, Ontario M5X 1E4. Franco-Nevada has additional offices in Denver, Colorado and Perth, Australia, which are used to manage its asset portfolio and pursue new investment opportunities. Franco-Nevada currently operates with a small organization of approximately twenty full-time employees and consultants.

Intercorporate Relationships

Franco-Nevada has seven material wholly-owned subsidiaries: Franco-Nevada U.S. Corporation (“FN U.S. Subco”), a Delaware company, Franco-Nevada Australia Pty Ltd. (“Franco-Nevada Australia”), an Australia company, Franco-Nevada Mexico Corporation S.A. de C.V. (“Franco-Nevada Mexico”), a Mexico company, FN Subco Inc., a British Columbia company, Franco-Nevada Alberta Corporation, an Alberta company, Franco-Nevada GLW Holdings Corp. (“FN GLW”), a British Columbia company, and Franco-Nevada (Barbados) Corporation (“Franco-Nevada Barbados”), a Barbados corporation.  All subsidiaries are wholly-owned by Franco-Nevada either directly or indirectly.

Corporate Policies

Franco-Nevada has adopted policies relating to its business conduct, including a code of business conduct and ethics, an environmental and corporate social responsibility policy and a health and safety policy.  Additional information relating to these and other policies will be contained in Franco-Nevada’s information circular for its annual and special meeting of shareholders scheduled to be held on May 18, 2011.  See “Statement of Governance Practices” in such circular.

HISTORY OF THE CORPORATION

Overview

Franco-Nevada is a gold-focused royalty and stream company with additional interests in platinum group metals, oil & gas and other assets. The majority of revenues are generated from a diversified portfolio of properties in the United States, Canada and Mexico.  The portfolio includes over 300 royalties and streams covering properties at various stages from production to early stage exploration.  Royalties and streams are mostly revenue or production based.  The portfolio also includes profit-based royalties and other forms of periodic future payments.

Franco-Nevada’s assets are mostly mineral and oil & gas royalties or streams but also include some working and equity interests, undeveloped properties, options to acquire royalties and streams and other assets. The mineral royalties and streams are further characterized by commodity as being in the gold, platinum or base metals categories and these in turn are further subdivided by their project status as being either producing, advanced or exploration assets.  A majority of the mineral royalties and streams are characterized as being gold and the majority of revenues are from gold assets.  The Oil & Gas Assets are located primarily in the Western Canadian sedimentary basin with a larger amount of revenue generated from conventional oil than from natural gas properties in 2010. The Oil & Gas Assets also include mineral rights to approximately 100,000 gross acres of unproved land in Canada primarily related to oil and natural gas rights as well as working interests in Arctic gas resources.

Background of Franco-Nevada

Many of Franco-Nevada’s assets were originally acquired and developed by Franco-Nevada Mining Corporation Limited (“Old Franco-Nevada”), Normandy Mines Limited (“Normandy”) and Newmont Mining Corporation (“Newmont”). Old Franco-Nevada was a publicly listed company on the Toronto Stock Exchange from 1983 to 2002 and had originally acquired the material royalties at the Goldstrike complex along with many other royalties. In February 2002, Newmont acquired Old Franco-Nevada along with Normandy. Old Franco-Nevada’s assets and part of its management team were incorporated into a new division of Newmont called Newmont Capital Limited (“Newmont Capital”). Newmont Capital’s activities included the management of royalty, investment and project portfolios as well as corporate development.

Acquisition of Assets from Newmont

Pursuant to an acquisition agreement dated November 30, 2007 (the “Acquisition Agreement”), Franco-Nevada acquired (i) all of the outstanding common shares in the capital of FN Canada Subco, FN U.S. Subco and Franco-Nevada Australia, and (ii) the sellers’ (being subsidiaries of Newmont) rights, titles and interests in and to the assets included in the royalty assets transferred directly to Franco-Nevada by such sellers. The purchase price was approximately $1.21 billion which was funded by (i) C$1,045,152,000 net proceeds from the sale of 72 million common shares of the Corporation (“Common Shares”) by way of an initial public offering, (ii) C$22,805,000 proceeds from the issue of 3 million Common Shares to directors and management of Franco-Nevada, and (iii) $140,000,000 (repaid prior to December 31, 2007) drawn on a senior secured revolving term credit facility. In addition, Franco-Nevada assumed certain liabilities including all environmental liabilities in connection with the royalty assets, the obligations and liabilities relating to the royalty assets after the closing date, certain transaction costs, all currently outstanding authorizations for expenditures created on or prior to the closing date, and all other liabilities and obligations arising out of ownership or operation of the royalty assets following the closing date.

2008 and 2009 Public Offerings

On March 13, 2008, Franco-Nevada issued 11,500,000 units, each unit consisting of one Common Share and one-half of one common share purchase warrant, for gross proceeds of C$267,375,000 pursuant to a short form prospectus dated March 6, 2008. Each whole common share purchase warrant (a “2012 Warrant”) entitles the holder to purchase one Common Share at a price of C$32.00 until March 13, 2012. The units were sold pursuant to an underwriting agreement dated February 28, 2008 (the “2008 Underwriting Agreement”) between Franco-Nevada and a syndicate of investment dealers led by BMO Nesbitt Burns Inc. and UBS Securities Canada Inc.

On June 16, 2009, Franco-Nevada issued 11,500,000 units, each unit consisting of one Common Share and one-half of one common share purchase warrant, for gross proceeds of C$354,875,000 pursuant to a short form prospectus dated June 6, 2009. Each whole common share purchase warrant (a “2017 Warrant”) entitles the holder to purchase one Common Share at a price of C$75.00 per share until June 16, 2017. The units were sold pursuant to an underwriting agreement dated June 2, 2009 (the “2009 Underwriting Agreement”) between Franco-Nevada and a syndicate of investment dealers led by BMO Nesbitt Burns Inc, GMP Securities L.P. and CIBC World Markets Inc.

Acquisition of Gold Quarry Royalty Interest

Pursuant to an agreement dated December 22, 2008 between Franco-Nevada and an arm’s length private trust (the “Gold Quarry Acquisition Agreement”), on December 29, 2008 Franco-Nevada acquired for a total consideration of $103.5 million in cash an effective 7.29% net smelter returns royalty interest on the Gold Quarry Royalty Property. The Gold Quarry Royalty Property is an approximately 522 acre parcel of land in the Carlin District of north-central Nevada that covers a portion of the Gold Quarry open pit mining operation of Newmont USA Limited, a wholly-owned subsidiary of Newmont. Franco-Nevada’s share of the Gold Quarry Royalty is currently paid on a 7.29% Net Smelter Return (“NSR”) based on production or a minimum annual royalty payment obligation tied to unpaid property reserves and stockpiles. Based on historic reported payments, Franco-Nevada expects the Gold Quarry Royalty to average greater than or equal to the expected minimum annual royalty which is currently 11,200 gold royalty ounces per year.  For additional information, see “Gold Assets — Producing Gold Assets — Gold Quarry, Nevada”.

Acquisition of the Palmarejo Gold Stream

Pursuant to an agreement between Franco-Nevada and Coeur d’Alene Mines Corporation (the “Palmarejo Acquisition Agreement”), on January 21, 2009 Franco-Nevada acquired, through Franco-Nevada Mexico, a 50% gold stream in the Palmarejo silver and gold project (the “Palmarejo project”) in Mexico for a total consideration of $84.9 million, consisting of cash and special warrants.  The Company acquired an interest in 50% of the gold produced from the Palmarejo project to be paid on the difference between the spot gold price and $400 per ounce, increasing by 1% per annum after the fourth anniversary following closing.  The attributable gold ounces will be the greater of actual production and a minimum amount.  The minimum amount will be 50,000 ounces per annum until payments have been made on 400,000 ounces.  On September 22, 2010, 316,436 special warrants, which were granted in connection with the Palmarejo Acquisition Agreement were exercised.  For additional information, see “Gold Assets — Producing Gold Assets — Palmarejo, Mexico”.

Acquisition of the Subika Royalty Interest

On November 20, 2009, pursuant to an agreement between Franco-Nevada and Moydow Mines International Inc. (“Moydow”), Franco-Nevada acquired for a total consideration of $13 million in cash a 20% undivided interest in Moydow’s 2% NSR royalty on a portion of Newmont’s Ahafo property in Ghana, known as Subika.  Pursuant to an agreement dated November 20, 2009 between Franco-Nevada, FN Subco Inc. and Moydow, on January 22, 2010 FN Subco Inc. and Moydow amalgamated (with the name of the amalgamated corporation being FN Subco Inc.) by way of a plan of arrangement and the Company acquired all of the outstanding shares of Moydow. The remaining 80% undivided interest in the Subika royalty property was acquired pursuant to this plan of arrangement. The Company issued 1,733,993 Common Shares as part of the plan of arrangement and reserved 94,470 Common Shares for issuance to former Moydow directors, officers, employees and consultants upon exercise of outstanding options granted under Moydow’s stock option plan.  For additional information, see “Gold Assets — Producing Gold Assets — Subika, Ghana”.

Acquisition of the Prosperity Gold Stream

On May 12, 2010, Franco-Nevada announced that it had entered into an agreement to acquire from Taseko Mines Limited (“Taseko”) a gold stream on its Prosperity copper-gold project located in British Columbia (the “Taseko Agreement”).  Franco-Nevada agreed to provide a $350 million deposit and certain warrant consideration for the construction of Prosperity when the project was fully permitted and financed.  In consideration for the deposit, Franco-Nevada would acquire from Taseko gold equivalent to 22% of the gold produced at Prosperity.  In addition, Franco-Nevada would pay Taseko the lower of $400 an ounce (subject to an inflation adjustment) or the prevailing market price for each ounce of gold delivered under the Taseko Agreement.  On November 2, 2010, the Federal Minister of Environment announced that Taseko had not been granted federal authorizations to proceed “as proposed” with the Prosperity mine project.  On February 21, 2011, Taseko submitted a new project description for Prosperity with the Government of Canada that preserves Fish Lake, addressing a key concern identified during the federal review process.  Franco-Nevada’s financing commitment remains available to Taseko provided the project is fully permitted and financed prior to May 12, 2012.  The Prosperity Gold Stream is currently classified as an advanced asset of Franco-Nevada.

Acquisition of Gold Wheaton

On March 14, 2011, pursuant to an arrangement agreement dated as of January 5, 2011 (the “Arrangement Agreement”) between Franco-Nevada and Gold Wheaton Gold Corp. (“Gold Wheaton”), Franco-Nevada  acquired all of the outstanding common shares of Gold Wheaton that it did not already own and Gold Wheaton amalgamated with a wholly-owned subsidiary of Franco-Nevada to form FN GLW.  Franco-Nevada had previously acquired a 34.5% interest in Gold Wheaton from Quadra FNX Mining Ltd. (“Quadra FNX”) for ultimately approximately $295,495,687 million in cash.

The Arrangement Agreement provided Gold Wheaton shareholders (other than Franco-Nevada) with the option to elect to receive either (i) 0.1556 of a Franco-Nevada common share or (ii) C$5.20 in cash, for each Gold Wheaton common share, subject to caps and pro-ration.  In accordance with the Arrangement Agreement, Gold Wheaton shareholders (other than Franco-Nevada) received in the aggregate cash consideration of approximately C$259.5 million and approximately 11.65 million Franco-Nevada common shares.  In accordance with the maximum cash and share caps and pro-rationing mechanism under the Arrangement Agreement and as a result of Gold Wheaton shareholder elections, Gold Wheaton shareholders who elected or were deemed to have elected all cash received C$5.20 in cash, for each Gold Wheaton common share.  Gold Wheaton shareholders who elected all shares received approximately 0.1262 of a Franco-Nevada common share and approximately C$0.99, for each Gold Wheaton common share.

Gold Wheaton warrants that were outstanding as of 12:01 a.m. (Vancouver time) on March 14, 2011 (the “Effective Time”) became warrants of FN GLW that upon exercise will entitle each holder thereof, at its election, to receive either (i) 0.1556 of a Franco-Nevada common share or (ii) C$5.20 in cash.  The FN GLW Warrants that are due to expire on July 8, 2013 (the “2013 GLW Warrants”), which were listed on the TSX under the symbol GLW.WT, are now listed on the TSX under the symbol FNV.WT.B.

Gold Wheaton options that were outstanding at the Effective Time became options of FN GLW that upon exercise will entitle each holder thereof to receive 0.1556 of a Franco-Nevada common share.

As at the date hereof, Franco-Nevada has acquired 10% secured notes of Gold Wheaton with an aggregate face value of C$100 million.  The notes were purchased for C$110 million plus accrued interest.  The purchase price was equal to the price at which the holder has the right to call the notes in the event of a change of control of Gold Wheaton.

For a description of the assets acquired as a result of the acquisition of Gold Wheaton, see “Gold Assets — Producing Gold Assets — MWS, South Africa and Ezulwini, South Africa” and “PGM Assets — Producing PGM Assets — Sudbury Operations (PGM), Ontario”.

Current Year Changes to the Business

Going forward, Franco-Nevada will no longer be using the non-GAAP measure “Royalty Revenue”.  This term was introduced as a measure to better reflect financial performance of Franco-Nevada’s assets as Revenue under Canadian GAAP included certain non-cash fair value adjustments.  With the adoption of IFRS, Franco-Nevada has chosen an accounting policy with respect to the Palmarejo and Hislop assets which allows historical cost accounting which will remove any fair value gains adjustments being included in Revenue under IFRS.  As a result, Franco-Nevada will be providing guidance and measure performance based on Revenue going forward.  As required under IFRS, Revenue will be gross revenue before the payment of $400 per gold equivalent ounce for ounces acquired under any of Franco-Nevada’s stream agreements, including those acquired in the Gold Wheaton acquisition.

With the acquisition of Gold Wheaton and its Sudbury Operations, Ezulwini and MWS stream agreements, Franco-Nevada has increased its leverage to precious metal commodity prices and will be consolidating these assets effective March 14, 2011.  We expect the Sudbury Operations to be a steady state producer, MWS to benefit from the addition of a third module and Ezulwini to be supported by the 2011 minimum payment.  Overall, Revenue for the approximate nine months of ownership in 2011 is expected to be $95 - $115 million from the Gold Wheaton assets using consensus commodity price assumptions of $1,400 gold, $1,750 platinum and $575 palladium.

With respect to our existing portfolio, Franco-Nevada expects overall growth in Revenue based upon consensus commodity prices.  In particular:

•                  Palmarejo will continue to be a material contributor to Franco-Nevada’s Revenue in 2011 as we expect the property to have higher gold production in 2011 of which Franco-Nevada will receive 50%.

•                  At Stillwater, Franco-Nevada expects to benefit from higher average PGM prices.

•                  For Goldstrike, Barrick has announced expected lower production due to a significant waste stripping campaign and the processing of lower grade stockpile ore.  Franco-Nevada expects these initiatives will have a temporary negative impact on the royalties in 2011.

•                  Franco-Nevada’s Gold Quarry royalty, which was acquired in December 2008, includes a minimum royalty clause.  Based on current information of reserves and stockpiles, Franco-Nevada expects to be paid on at least 11,200 ounces of gold in 2011 compared to 16,557 in 2010.

•                  From our Robinson interest, we expect to receive our lower royalty percentages as we do not expect the operator, Quadra FNX, to surpass the higher royalty production thresholds in 2011.

•                  For our Oil & Gas Assets, we expect 2011 results will reflect the impact of strengthening oil prices, however this will be tempered by natural gas prices that are expected to remain soft throughout 2011 and production declines.

•      In addition to the above, Franco-Nevada expects to benefit in 2011 from new or full year contributions from our Tasiast, Duketon, Lounge Lizard, Hislop, Holt, Hemlo, Bronzewing, Admiral Hill, Ity and White Dam interests.

With the transition to IFRS, Franco-Nevada expects its expenses to be significantly higher, specifically in the first quarter of 2011, as transaction costs associated with the acquisition of Gold Wheaton will be expensed under IFRS. In addition, 2011 cost of operations will include the $400 per gold equivalent ounce payable under Franco-Nevada’s stream agreements.

EXPLANATION OF ROYALTIES, STREAMS AND OTHER INTERESTS

A royalty is a payment to a royalty holder by a property owner or an operator of a property and is typically based on a percentage of the minerals or other products produced or the revenues or profits generated from the property. The granting of a royalty to a person usually arises as a result of: (i) paying part of the consideration payable to land owners, prospectors or junior mining companies for the purchase of their property interests; (ii) providing capital in exchange for granting a royalty; or (iii) converting a participating interest in a joint venture relationship into a royalty.

Royalties are not working interests in a property.  Therefore, the royalty holder is generally not responsible for, and has no obligation to contribute, additional funds for any purpose, including, but not limited to, operating or capital costs, or environmental or reclamation liabilities. Typically, royalty interests are established through a contract between the royalty holder and the property owner, although many jurisdictions permit the holder to also register or otherwise record evidence of a royalty interest in applicable mineral title or land registries. The unique characteristics of royalties provide royalty holders with special commercial benefits not available to the property owner because the royalty holder enjoys the upside potential of the property with reduced risk.

Revenue-based Royalties:  The majority of revenues that Franco-Nevada receives are royalties based on revenues from the value of production. The key types of revenue-based royalties are described below:

Net Smelter Return (“NSR”) royalties are based on the value of production or net proceeds received by the operator from a smelter or refinery. These proceeds are usually subject to deductions or charges for transportation, insurance, smelting and refining costs as set out in the royalty agreement. For gold royalties, the deductions are generally minimal, while for base metal projects the deductions can be much more substantial. This type of royalty provides cash flow that is free of any operating or capital costs and environmental liabilities. A smaller percentage NSR in a project can effectively equate to the economic value of a larger percentage profit or working interest in the same project.

Gross Royalties (“GR”) or Gross Overriding Royalties (“GOR”) are based on the total revenue stream from the sale of production from the property with few, if any, deductions.  Some contracts refer to Gross Proceeds (“GP”) which have been characterized as comparable to Gross Royalties in this document.

Overriding Royalties (“ORR”) and Lessor or Freehold Royalties (“FH”) are based on the proceeds from gross production and are usually free of any operating, capital and environmental costs. These terms are usually applied in the oil and gas industry.

Profit-based Royalties: Franco-Nevada also receives a portion of its revenues from royalties that are calculated based on profits, as described below:

Net Profit Interest (“NPI”) is based on the profit realized after deducting costs related to production as set out in the royalty agreement.  NPI payments generally begin after payback of capital costs.  Although the royalty holder is not responsible for providing capital, covering operating losses or environmental liabilities, increases in production costs will affect net profits and royalties payable.

Franco-Nevada has a small number of fixed royalties. These are royalties that are paid based on a set rate per tonne mined, produced or processed basis or even a minimum for a period of time rather than as a percentage of revenue or profits. These types of royalties are more common for iron ore, coal and industrial minerals and usually do not have exposure to changes in the underlying commodity price.

The royalty types listed above can include additional provisions that allow them to change character in different circumstances or have varying rates. Some examples are as follows:

Minimum Royalty (“MR”) is a provision included in some royalties that requires fixed payments at a certain level even if the project is not producing, or the project is producing at too low a rate to achieve the minimum.

Advance Minimum Royalty (“AMR”) is similar to an MR except that, once production begins, the minimum payments already paid are often credited against subsequent royalty payments from production that exceeds the minimum.

Sliding Scale Royalty (“Sliding Scale” or “ss”) refers to royalties where the royalty percentage is variable. Generally this royalty percentage is indexed to metal prices or a production threshold.  Generally, a minimum or maximum percentage would be applied to such a royalty.

Capped Royalty (“Capped”) refers to royalties that expire or cease payment after a particular cumulative royalty amount has been paid or a set production volume threshold or time period has been reached.

Royalties can be commodity specific and, for instance, apply only to gold or hydrocarbons or have varying royalty structures for different commodities from the same property. Royalties can be restricted or varied by metallurgy, ore type or even by stratigraphic horizon. Generally, the contract terms for royalties in the oil and gas business are more standardized than those found in the mineral business.

Streams:  Streams are distinct from royalties.  They are metal purchase agreements where, in exchange for an upfront deposit payment, Franco-Nevada has the right to purchase all or a portion of one or more metals produced from a mine, at a preset price.  In the case of gold, the agreements typically provide for the purchase price to be the spot price at the time of delivery with a fixed price per ounce ($400 in the contracts which Franco-Nevada currently has) (with a small inflationary adjustment) payable in cash and the balance paid by applying the upfront deposit.  Once the upfront deposit is fully applied, the purchase price is the fixed price per ounce payable in cash (with a small inflationary adjustment).  Gold streams are well suited to co-product production providing incentive to the operator to produce the gold. The stream structure also helps maintain the borrowing capacity for the project.  Streams can provide higher leverage to commodity price changes as a result of the fixed purchase price per ounce.

Working Interests (“WI”):  A working interest is significantly different than a royalty or stream in that a holder of a WI owns an undivided possessory interest in the land or leasehold itself, and is liable for its share of capital, operating and environmental costs, usually in proportion to its ownership percentage, and it receives its pro rata share of revenue. Minority working or equity interests are not considered to be royalties because of the ongoing funding commitments, although they can be similar in their calculations to NPIs.

Example of a Royalty (NSR or NPI) versus a Stream

Assume for one ounce of gold, a sales price of $1200 and “all in” operating and ongoing capital costs of $800.  Also assume that Franco-Nevada has a 4% NSR, a 4% NPI or WI or a 4% stream with a pre-determined $400 per ounce purchase cost.

	NSR	Stream	NPI or WI
One ounce sold at	$1200	$1200	$1200
Applicable cost	—	$400	$800
Margin for calculation	$1200	$800	$400

NSR, Stream or NPI %	4%	4%	4%
Revenue per ounce to FNV	$48	$32	$16

Based on the above economics, a comparable percentage NSR is three times more valuable than an equivalent NPI or WI and 50% more valuable than a stream interest.  With changes to the gold price, the NPI or WI would demonstrate the most leverage while the NSR would provide the most down side protection.  The stream provides commodity price leverage similar to a low cost operating company with more certainty as to future costs.

TECHNICAL AND THIRD PARTY INFORMATION

Except where otherwise stated, the disclosure in this AIF relating to properties and operations on the properties on which Franco-Nevada holds royalty or stream interests (including the Goldstrike Report and the Coeur Palmarejo Report (each as defined below)) is based on information publicly disclosed by the owners or operators of these properties and information/data available in the public domain as at March 24, 2011 (except where stated otherwise), and none of this information has been independently verified by Franco-Nevada.  Specifically, as a royalty or stream holder, Franco-Nevada has limited, if any, access to properties included in its asset portfolio.  Additionally, Franco-Nevada may from time to time receive operating information from the owners and operators of the properties, which it is not permitted to disclose to the public.  Franco-Nevada is dependent on publicly available information to prepare required disclosure pertaining to properties and operations on the properties on which Franco-Nevada holds royalty or stream interests and generally has limited or no ability to independently verify such information.  Although Franco-Nevada does not have any knowledge that such information may not be accurate, there can be no assurance that such third party information is complete or accurate.  Some information publicly reported by operators may relate to a larger property than the area covered by Franco-Nevada’s royalty or stream interest. Franco-Nevada’s royalty or stream interests often cover less than 100% and sometimes only a portion of the publicly reported reserves, resources and production of the property.

Except where otherwise noted, the disclosure in this AIF relating to Reserve and Resource statements for individual properties is made as at December 31, 2010, December 31, 2009 and December 31, 2008, respectively. In addition, all numerical information presented in this AIF which has been derived from information publicly disclosed by owners or operators has not been rounded by Franco-Nevada and, therefore, there may be some inconsistencies within this AIF with respect to significant digits presented or mixed use of metric or imperial units of measure.

The disclosure in this AIF of a scientific or technical nature for the Goldstrike complex (as defined below) is based on a technical report dated March 24, 2011 prepared by SRK Consulting (U.S.), Inc. (“SRK”) in accordance with National Instrument 43-101 — Standards of Disclosure for Mineral Projects (“NI 43-101”) and updated based primarily on information publicly disclosed by Barrick Gold Corporation (“Barrick”) as at March 24, 2011.  The technical report for the Goldstrike complex (the “Goldstrike Report”) is entitled “Franco-Nevada Corporation NI 43-101 Technical Report Goldstrike Properties Royalty, Elko, NV” and was prepared by SRK under the supervision of and endorsed by Dr. Neal Rigby, CEng, MIMMM, PhD, Corporate Consultant Mining, who is a “qualified person” for the purposes of NI 43-101 and who also reviewed the disclosure of scientific and technical information in this AIF regarding the Goldstrike complex.  The Goldstrike Report has been filed on the System for Electronic Data Analysis and Retrieval under Franco-Nevada’s profile at www.sedar.com.

Franco-Nevada has relied on an exemption from completing certain items under Form 43-101F1, available under Part 9 of NI 43-101, in the Goldstrike Report, as Franco-Nevada has requested but has not received access to the necessary data from Barrick and is not able to obtain the necessary information from the public domain.  This exemption arises pursuant to Section 9.2(1) of NI 43-101 and exempts Franco-Nevada and SRK from the requirement to perform onsite visits to the Goldstrike complex, and from the obligation to complete those items under Form 43-101F1 that require data verification, inspection of documents or personal inspection of the properties.

The disclosure in this AIF of a scientific or technical nature for the Palmarejo project is based on a technical report dated January 1, 2011 prepared by Coeur, the owner of the Palmarejo project, for Franco-Nevda in accordance with NI 43-101.  The technical report for the Palmarejo project (the “Coeur Palmarejo Report”) is entitled “Palmarejo Project SW Chihuahua State, Mexico Technical Report” and was prepared by or under the supervision of Mr. Daniel Thompson, Manager of Technical Services, P.E., Coeur, Mr. Michael Maslowski, Assistant General Manager, Coeur Mexicana S.A. de C.V. and Mr. Keith Blair, Manager, Applied Geoscience LLC, each of whom is a “qualified person” for the purposes of NI 43-101 and who also reviewed the disclosure of scientific and technical information in this AIF regarding the Palmarejo project.  The Coeur Palmarejo Report has been filed on the System for Electronic Data Analysis and Retrieval under Franco-Nevada’s profile at www.sedar.com.

The disclosure in this AIF for the reserve assessment and evaluation in respect of the Oil & Gas Assets on the Edson Property, Weyburn Unit, Midale Unit and Medicine Hat Consolidated Unit No. 1 (each as defined in the Oil & Gas Assets section), was prepared by GLJ Petroleum Consultants Ltd. (“GLJ”) for Franco-Nevada and was dated March 3, 2011, with an effective date of December 31, 2010, in accordance with National Instrument — Standards of Disclosure for Oil and Gas Activities (“NI 51-101”).

Reconciliation to CIM Definitions

In this AIF, Franco-Nevada has disclosed a number of resource and reserve estimates covering properties related to the Mineral Assets that are not based on Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) definitions, but instead have been prepared in reliance upon JORC, SAMREC and Guide 7 (collectively, the “Foreign Codes”). Estimates based on Foreign Codes are acceptable under NI 43-101 in certain circumstances.

In each case, the resources and reserves reported in this AIF are direct reproductions of estimates previously disclosed by the relevant property owner, without reference to the underlying data used to calculate the estimates. Accordingly, Franco-Nevada is not able to reconcile the resource and reserve estimates prepared in reliance on a Foreign Code with that of CIM definitions.  In connection with the preparation of the Goldstrike Report, Franco-Nevada has directed SRK, as engineers experienced in the preparation of resource and reserve estimates using CIM and each of the Foreign Codes, to confirm the extent to which an estimate prepared under a Foreign Code would differ from that prepared under CIM definitions. SRK has confirmed that, while the CIM definitions are not identical to those of the Foreign Codes, the guidelines are substantively similar to those of CIM and will generally result in reporting of substantially similar reserve and resource estimates. SRK further confirmed that, while they are not in a position to verify the procedures in which the estimates prepared using Foreign Codes that are reproduced in this AIF were conducted, in the course of their preparation of a resource or reserve estimate they would effectively use the same procedures to prepare and report the resource or reserve estimate regardless of the reliance on CIM or any of the Foreign Codes. SRK noted two provisos to this confirmation, being (i) Guide 7 prohibits the reporting of resources, and will only permit reporting of reserves, and (ii) it is now generally accepted practice that staff at the U.S. Securities and Exchange Commission expect to see metals prices based on historic three year average prices, while each of CIM and the other Foreign Codes permits the author of a resource or reserve estimate to use his or her discretion to establish a reasonable assumed metal price in such calculations.

FRANCO-NEVADA’S ASSETS

Franco-Nevada’s assets are categorized by commodity and stage of development.  By commodity, assets are either “Gold”, “PGM”, “Other Minerals” or “Oil & Gas”.  The categories of Gold and PGM are together referred to as “Precious Metals”.  The categories outside of Oil & Gas are collectively referred to as “Mineral Assets”.  For presentation purposes, “Gold” encompasses some silver assets and polymetallic exploration prospects. “PGM” encompasses the platinum group metals including palladium. “Other Minerals” includes base metals, iron ore, coal, industrial and miscellaneous minerals. “Producing” assets are those that have generated revenue from steady-state operations to Franco-Nevada or are expected to in the next year. “Advanced” are assets on projects that in management’s view have a reasonable possibility of generating steady-state revenue to Franco-Nevada in the next five years and include properties under development, permitting, feasibility or advanced exploration. “Exploration” represents assets on early stage exploration properties that are speculative and are expected to require more than five years to generate revenue, if ever, or are currently not active.

The number of assets has been counted in different manners depending on the category.  Royalties on a producing or advanced property are generally counted as a single asset even if Franco-Nevada has multiple different royalties on the property, such as at the Goldstrike complex.  Streams covering a group of mines in close proximity and operated by a common operator such as the Sudbury Operations streams have also been counted as one asset.  However, royalties and streams on producing properties that have significant co-products have been counted twice, such as the Robinson royalties for gold and copper or the Sudbury Operations streams for gold and PGMs.  Exploration royalties are simply counted by the number of royalty contracts and no effort has been made to consolidate royalties on the same property.  Franco-Nevada’s wholly-owned undeveloped oil & gas land positions and its working interests in Arctic gas resources are additional assets of the Corporation. However for the purposes of tabulating an indicative number of assets, the undeveloped oil & gas land positions and certain working interests are not counted. More detail on Franco-Nevada’s oil & gas land positions can be found in the section entitled “Oil & Gas Assets”.  As of March 24, 2011, Franco-Nevada estimates that it held 206 Mineral Assets and 135 Oil & Gas Assets for a total of 341 assets and another 157 undeveloped Oil & Gas agreements.

Franco-Nevada Asset Tabulation at March 24, 2011

	Gold	PGM	Other Minerals	Total Mineral	Oil & Gas		TOTAL
Producing	28	3	6	37	135		172
Advanced	19	0	4	23	—		23
Exploration	125	2	19	146	#	(1)	146
TOTAL	172	5	29	206	135		341

(1)          157 undeveloped Oil & Gas agreements not included in asset counts.

The following table sets forth certain information concerning Franco-Nevada’s assets.

			Royalty and Stream Revenue ($000)
Asset	Operator	Interest and %	2010	2009	2008	Footnotes
PPRECIOUS METALS
GOLD
PRODUCING
Goldstrike, Nevada	Barrick Gold Corporation	2-4% NSR	$15,966	$21,478	$18,727	(1), (2)
		2.4-6% NPI	$33,215	$20,468	$30,963	(1), (2)
Palmarejo, Mexico	Coeur d’Alene Mines	50% Gold Stream	$44,565	$18,823	—	(3), (12)
Gold Quarry, Nevada	Newmont Mining Corporation	7.29% NSR	$20,422	$13,845	—	(1), (3)
Sudbury Operations (Au), Ontario	Quadra FNX Mining Ltd.	50% Gold Stream	—	—	—	(1), (11)
MWS, South Africa	First Uranium Corporation	25% Gold Stream	—	—	—	(11)
Marigold, Nevada	Goldcorp Inc.	1.75-5% NSR/0.5-4% GR	$9,147	$7,263	$6,111	(1), (2)
Tasiast, Mauritania	Kinross Gold Corporation	2% NSR	—	—	—	(4)
Admiral Hill, W. Australia	Crescent Gold Limited	Production payment	$179	—	—	(4), (8)
Bald Mountain, Nevada	Barrick Gold Corporation	<1-5% NSR/GR	$1,566	$2,056	$2,546	(1), (2), (5), (6)
Bronzewing, W. Australia	Navigator Resources	1% NSR	$624	$2	$240
Cerro San Pedro, Mexico	New Gold Inc.	1.95% GR	$3,762	$2,245	$1,706	(1)
Duketon, W. Australia	Regis Resources NL	2% NSR	$641	—	—	(1)
East Location 45, W. Australia	Australian Mines Limited	1.75% GR	$225	$340	$25
Ezulwini, South Africa	First Uranium Corporation	7% Gold Stream	—	—	—	(3), (11)
Hemlo NSR, Ontario	Barrick Gold Corporation	3% NSR	$88	$44	—	(1)
Henty, Tasmania	Unity Mining Limited	1% and 10% GR	$2,447	$1,132	$506	(2)
Hislop, Ontario	St Andrew Goldfields Ltd.	4% NSR	$1,188	—	—	(3)
Hollister, Nevada	Great Basin Gold Limited	3-5% NSR	$1,124	$1,555	$671	(1), (2)
Holloway, Ontario	St Andrew Goldfields Ltd.	2-15% NSR	$4,964	$1,068	$104	(5)
Holt, Ontario	St Andrew Goldfields Ltd.	2-10% NSR	$191	—	—	(5)
Ity, Cote d’Ivoire	La Mancha Resources Inc.	1-1.5% NSR (approx.)	—	—	—	(4), (6), (7), (8)
Mesquite, California	New Gold Inc.	0.5-2.0% NSR	$4,161	$2,832	$1,859	(2)
Mouska, Quebec	IAMGOLD Corporation	2% GR (Au); 2% NSR (Cu)	$814	$910	$822	(9)
Mt. Muro, Indonesia	Straits Resources Limited	3-7% NSR	$928	$2,201	$587	(1), (5), (8), (9)
North Lanut, Indonesia	Avocet Mining plc	5% NSR	$2,310	$1,763	$1,640	(8)
Robinson (Au), Nevada	Quadra FNX Mining Ltd.	0.225% NSR and other	$1,175	$1,946	$2,868	(6)
South Kalgoorlie, W. Australia	Alacer Gold Corp.	1.75% NSR	$784	$191	$652	(1), (2)
White Dam, S. Australia	Exco Resources Ltd/Polymetals	Other	$75	—	—
Other			—	—	$330
ADVANCED
Subika, Ghana	Newmont Mining Corporation	2% NSR	—	—	—	(1), (4)
Detour, Ontario	Detour Gold Corporation	2% NSR	—	—	—
Detour (Block A), Ontario	Trade Winds Ventures Inc. et al	2% NSR	—	—	—
Hemlo NPI, Ontario	Barrick Gold Corporation	50% NPI	—	—	—	(1), (10)
Dee (Storm/Arturo), Nevada	Barrick Gold Corporation	4-9% GR	$200	$200	$200	(1), (3), (5), (6)
Perama Hill, Greece	Eldorado Gold Corporation	2% NSR	—	—	—
Agi Dagi, Turkey	Alamos Gold Inc.	2% NSR	—	—	—	(1)
Bullabulling, W. Australia	Auzex Resources Limited	1% GR	—	—	—
Courageous Lake, NWT	Seabridge Gold Inc.	1.02% NSR	—	—	—
Goldfields, Saskatchewan	Brigus Gold	2% NSR	—	—	—
Gurupi, Brazil	Jaguar Mining Inc.	0-1% NSR	—	—	—	(5)
Kirkland Lake (Macassa), Ontario	Kirkland Lake Gold Inc.	20% NPI	—	—	—	(1), (3)
Kiziltepe, Turkey	Ariana Resources	1.5-2.5% NSR	—	—	—	(5)
Musselwhite, Ontario	Goldcorp Inc.	5% NPI	—	—	—	(10)
Pinson, Nevada	Barrick Gold Corporation	1-2% NSR	$63	$44	$54	(1), (2), (3)
Prosperity, British Columbia	Taseko Mines Limited	22% Gold Stream	—	—	—	(3)
Red October, W. Australia	Saracen Mineral Holdings	1.75% NSR	—	—	—	(4)
Sandman, Nevada	Newmont Mining Corporation	0.5674% NSR; 5% NSR	$67	$67	$67	(1), (2) ,(3), (6)
Wiluna, W. Australia	Apex Minerals NL	3-5% NSR	—	—	—	(1), (4), (5)
Other			$3	$44	—
EXPLORATION
125 Exploration Gold Assets

			Royalty and Stream Revenue ($000)
Asset	Operator	Interest and %	2010	2009	2008	Footnotes
PGM
PRODUCING
Stillwater Complex, Montana	Stillwater Mining Company	5% NSR	$13,091	$10,135	$13,553	(1)
Sudbury Operations (PGM), Ontario	Quadra FNX Mining Ltd.	50% PGM Stream	—	—	—	(1), (11)
Pandora, South Africa	Angloplat/Lonmin plc	5% NPI	$959	$1,696	$13	(3)
EXPLORATION
2 Exploration PGM Assets
OTHER MINERALS
PRODUCING
Mt Keith (Ni), W. Australia	BHP Billiton Limited	0.25% NPI/0.375% GR	$3,123	$720	$84
Robinson (Cu), Nevada	Quadra FNX Mining Ltd.	0.225% NSR and other	$747	$512	$10,534	(5), (6)
Commodore (Coal), Queensland	Millmerran Operating Company	Production payment	$(73)	$242	$125	(1)
Eagle Picher (De), Nevada	EP Minerals, LLC	Production payment	$354	$281	$336	(1), (3)
Kasese (Co), Uganda	Blue Earth Refineries Ltd.	10% FCF Share	$347	$971	$422	(8)
Lounge Lizard (Ni), W. Australia	Kagara Ltd.	2% GR	$178	—	—
ADVANCED
Falcondo (Ni), Dominican Republic	Xstrata plc	4.1% Dividend	—	—	—
Peculiar Knob (Fe), S. Australia	WPG Resources Ltd.	Production payment	—	—	—	(7)
Rosemont (Cu,Mo,Ag), Arizona	Augusta Resource Corporation	1.5% NSR	—	—	—
King Vol (Zn,Cu,Pb,Ag), Queensland	Kagara Ltd.	Production payment	—	—	—	(7)
EXPLORATION
19 Other Minerals Assets
OIL & GAS
PRODUCING
Edson, Alberta	Canadian Natural Resources	15.0% ORR	$12,104	$8,208	$22,030
Weyburn Unit, Saskatchewan	Cenovus Energy Inc.	0.44% ORR/1.11% WI	$10,368	$8,317	$12,956
Midale Unit, Saskatchewan	Apache Canada Ltd.	1.18% ORR/1.59% WI	$3,629	$3,513	$5,899
Medicine Hat, Alberta	Suncor Energy Inc.	2.3% ORR	$1,250	$1,107	$2,376
Other, Western Canada	Various	0.5%-20% ORR/FH	$8,445	$6,585	$11,586
EXPLORATION
Arctic Gas, Canada	—	3-15% WI	—	—	—
156 non-producing agreements	—	0.5%-100% ORR/FH	—	—	—
ROYALTY AND STREAM REVENUE			$205,416	$142,804	$150,592

(1)          Does not cover all the reserves or resources reported for the property by the operator.

(2)          Percentage varies depending on the claim block of the property.

(3)          Provides for minimum or advance payments.

(4)          Payments begin after achieving a minimum production hurdle.

(5)          Percentage varies depending on the commodity price or value of ore.

(6)          Percentage varies depending on amount of annual or cumulative production.

(7)          Paid on a percentage of production.

(8)          Capped at a cumulative production or payout level.

(9)          Operation has reached or is nearing end of production or royalty cap.

(10)    Payable after operator recovers defined exploration and development expenses.

(11)    Acquired with Gold Wheaton acquisition effective March 14, 2011.

(12)    These revenue numbers are net of the $400 purchase cost per ounce payable by Franco-Nevada.

The above table and following asset descriptions should be read with the following considerations:

•                    For presentation purposes, the table has simplified the details of some royalties and streams and should be read in conjunction with the more detailed descriptions of the assets that follow.

•                    Assets generally have been listed in each category by starting with the top tier of revenue producers followed by other assets in alphabetical order.

•                    Except where otherwise stated, information of a technical nature in the asset descriptions, including all of the mine information, is based solely on information publicly disclosed by the owners or operators of these properties and information/data available in the public domain as of March 24, 2011.  None of this information has been independently verified by Franco-Nevada or its consultants.  See “Technical and Third Party Information”.

•                    Each asset is described in the same manner as reported by the operator, unless otherwise noted.  As a result, units of measurement and numbers of significant digits are not consistent between asset descriptions.

•                    Except where otherwise stated, reserve and resource figures are for the calendar year ends.

•                    Some information publicly reported by owners or operators may relate to a larger property than the area covered by Franco-Nevada’s royalty or stream interest.

•                    Schematic representations of the properties are meant to be indicative of Franco-Nevada’s understanding of what it is permitted to publicly disclose of the positioning of its royalty or stream interests relative to current operations and should not be treated as fully scaled or complete representations from the operators of those projects.

	2010		2009		2008
	$000%		$000%		$000%
Royalty and Stream Revenue by Commodity
Gold	$150,894	74%	$100,517	70%	$70,678	47%
PGM	14,050	7%	11,831	8%	13,566	9%
Other Minerals	4,676	2%	2,726	2%	11,501	8%
Oil & Gas	35,796	17%	27,730	20%	54,847	36%
	$205,416	100%	$142,804	100%	$150,592	100%

Geography

US	$101,302	49%	$82,688	58%	$88,491	59%
Canada	43,040	21%	29,752	21%	56,102	37%
Mexico	48,327	24%	21,068	15%	—	—%
Australia	8,204	4%	2,665	2%	1,632	1%
Other	4,543	2%	6,631	4%	4,367	3%
	$205,416	100%	$142,804	100%	$150,592	100%

Type

Revenue-based royalties	$107,895	53%	$90,380	63%	$105,415	70%
Profit-based royalties	39,744	19%	24,016	17%	33,130	22%
Stream-based and other	46,788	23%	20,672	15%	1,506	1%
Working interests	10,989	5%	7,736	5%	10,541	7%
	$205,416	100%	$142,804	100%	$150,592	100%

Gold Assets

Producing Gold Assets

Goldstrike Complex, Nevada

Franco-Nevada holds royalties covering portions of the Goldstrike complex operated by Barrick Gold Corporation (“Barrick”). The Goldstrike complex is comprised of the Betze-Post open pit mine (the “Goldstrike Open Pit Mine”) and the underground mine covering the Meikle and Rodeo ore bodies (the “Goldstrike Underground Mine”). The royalties within the Goldstrike complex are made up of the following multiple claim groups:

•                   4% NSR and 5% NPI that cover the Post and Goldstrike claims, which cover the central and southern portions of the Goldstrike Open Pit Mine. These royalties apply to a total of 30 claims (466 acres). NSR payments have been made from the start of production on these claims, and NPI royalty payments from the fourth quarter of 1993.

•                    4% NSR and 5% NPI over 805 acres covering the Extension and Gold Bug claims, which cover most of the Goldstrike Underground Mine. The Goldstrike Underground Mine is located just north of the Goldstrike Open Pit Mine, along the same mineralized trend as the surface deposits. The Goldstrike Underground Mine includes the Meikle deposit, a high-grade ore body that was discovered in 1989 and began production in 1996, and the Rodeo deposit, a second ore body that began production in 2002.

•                    2% NSR over the Bazza claims and a 2% NSR and 2.4% NPI over the Bazza Strip area, which cover a western portion of the Goldstrike Open Pit Mine.

•                    6% NPI over the SJ claims and SPLC lease area, which cover the north-western and south-western portions of the Goldstrike Open Pit Mine.

•                    2% - 4% NSR on the peripheral Corbett, Pandora, Royal, Weimer claim groups and Rodeo Creek fee lands.

The royalties within the Goldstrike complex have over time been, or could in the future be, impacted by (i) Barrick’s planned mining sequence of the Goldstrike complex, which focuses production on differing royalty claims, resulting in differing royalty burdens, as well as away from lands over which the Company holds a royalty interest, (ii) production rates from the Goldstrike complex due to head grades, (iii) variable recovery rates depending on ore type and processing methods, (iv) the timing of waste removal and processing from stockpiles, and (v) displacement of Goldstrike ores by ores from other Barrick intercompany properties.

Franco-Nevada does not have the obligation to fund any portion of the costs associated with the operations at the Goldstrike complex. The NSR royalties are based upon gross production from the royalty claims, reduced only by the ancillary costs of smelter and refining charges and transportation. The determinants of the revenue received under the NSR agreements are the number of ounces of gold produced, the selling price of the gold, and the cost of shipping, smelting and refining. In contrast, NPI royalties are calculated as proceeds less costs, where proceeds equal the number of ounces of gold produced from the royalty burdened claims multiplied by the spot price of gold on the date gold is credited to Barrick’s account at the refinery and costs include operating and capital costs.

Barrick reported that the Goldstrike complex produced 1.24 million ounces in 2010 at cash costs of $530/oz (cash costs being cost of sales divided by ounces).  Barrick reported that production for the year was down by 13% compared to 2009, primarily as a result of the planned partial shutdown of the autoclave facility which occurred during the second half of 2009 due to a decrease in ore suitable for acidic autoclaving, as well as mine sequencing that resulted in lower grade areas being mined in the first half of 2010.  Barrick has identified the use of thiosulphate technology at Goldstrike to extend the life of the autoclaves.  For 2011, Barrick expects production at Goldstrike to be between 1.000 and 1.075 million ounces at total cash costs of $515 to $535.  The lower 2011 production at Goldstrike is due to a significant waste stripping campaign and the processing of lower grade stockpile ore.

The following table sets forth selected historical financial and operating information relating to the Goldstrike complex for the periods indicated:

		2010 (3)	2009	2008
Revenue to Franco-Nevada ($000)	NSR	$15,966	$21,478	$18,727
Revenue to Franco-Nevada ($000)	NPI	$33,215	$20,468	$30,963
Production (K oz)(1)		1,239	1,355	1,706
Total Cash Costs ($/oz)(2)		530	464	452
Proven and Probable Reserves (K oz)(1)		12,614	12,156	12,839
Measured and Indicated Resources (K oz)(1)		2,193	2,353	2,312
Inferred Resources (K oz)(1)		995	1,046	1,390

(1)          Production, reserves and resources are for the entire mining property and are not specific to Franco-Nevada’s royalty interest. Measured and Indicated Resources are exclusive of Proven and Probable Reserves.

(2)          Total cash costs per ounce exclude depreciation and inventory purchase accounting adjustments.

(3)        Effective Q1 2010, Storm has been consolidated under Goldstrike for reporting purposes.

Palmarejo, Mexico

Pursuant to the Palmarejo Acquisition Agreement, on January 21, 2009 Franco-Nevada acquired, for a total consideration of $84.9 million, comprised of $75 million in cash and special warrants to receive 316,436 Common Shares, a gold stream interest on the 29,000 acre Palmarejo property in Mexico. The Company acquired from Coeur d’Alene Mines Corporation (“Coeur”) an interest in 50% of the gold produced from the Palmarejo project which is paid on the difference between the spot gold price and $400 per ounce, increasing by 1% per annum after the fourth anniversary following closing.  The attributable gold ounces is the greater of actual production and a minimum amount.  The minimum amount is 50,000 ounces per annum until payments have been made on 400,000 ounces.  The special warrants were exercised on September 22, 2010.

At current commodity prices, project revenues are expected to be split approximately 40:60 between gold and silver.

The gold and silver deposits at the Palmarejo project, typical of many other silver and gold deposits in the Sierra Madre, are classified as epithermal deposits, and are hosted in multiple veins, breccias and fractures. The Palmarejo property includes three areas of defined resources: Palmarejo, Guadalupe and La Patria. Initial mining, by open pit and underground methods, is focused on the Palmarejo deposit while the Guadalupe deposit has been the subject of engineering and geological studies and infrastructure and initial mine development is planned to commence in 2011.

On February 28, 2011, Coeur announced that Palmarejo produced 5.9 million ounces of silver and 102,440 ounces of gold in 2010, its first full year of production, at an average cash operating cost of $4.10 per silver ounce. Palmarejo produced in excess of 30,000 oz of gold in the fourth quarter of 2010.  Capital expenditures for Guadalupe in 2011 are budgeted at $6.0 million for construction of the haul road from Palmarejo to Guadalupe and for the initiation of the North Portal development drift.

The Palmarejo property was the major focus of Coeur’s exploration program in 2010. Drilling expanded the length of the Guadalupe deposit to over 2.7 km and Coeur anticipates Guadalupe mineral reserves and resources have potential to expand with further exploration drilling. 2010 exploration included initial testing of several new targets with favorable results from the La Victoria and the San Juan de Dios structures.

	2010		2009
Revenue(5) to Franco-Nevada ($000)	$44,565		$18,823
Production (K oz)	102.440	(1)	54.740	(1)
Proven and Probable Reserves (K oz)	870.2	(2)	1,101.7	(4)
Measured and Indicated Resources (K oz)	1,049.7	(2)(3)	1,322.7	(4)
Inferred Resources (K oz)	631.0	(4)	678.4	(4)

(1)   Coeur Press Release dated February 28, 2011.

(2)   Coeur Technical Report dated January 2011.  Gold ounces only.

(3)   Resources quoted are inclusive of reserves.  Gold ounces only.

(4)   Coeur Technical Report dated January 2010.  Gold ounces only.

(5)   These amounts are net of the $400 purchase cost per gold ounce payable by Franco-Nevada.

Gold Quarry, Nevada

Pursuant to the Gold Quarry Acquisition Agreement, on December 29, 2008 Franco-Nevada acquired for total consideration of $103.5 million in cash an effective 7.29% net smelter returns royalty interest on the Gold Quarry Royalty Property. The Gold Quarry Royalty Property is a 522 acre portion of the Gold Quarry operation of Newmont in the Carlin District of north-central Nevada.  The Gold Quarry Royalty is paid on (i) a 7.29% NSR based on production, or (ii) a minimum annual royalty payment obligation tied to unpaid reserves and stockpiles on the Gold Quarry Royalty Property. Based on historic reported payment data, Franco-Nevada expects to continue to receive, on average and based on minimum obligations, at least 11,200 gold royalty ounces per annum.

The Gold Quarry operation has been in production since 1985 and continues to be an important contributor to Newmont’s Carlin Trend Complex.  It operates as part of an integrated unit with different mines supplying variable ore types and grades to a variety of processing facilities situated throughout the complex. For 2010, based on the minimum annual royalty payment obligation tied to stockpiles, Franco-Nevada received royalty revenues based on approximately 16,557 net attributable royalty ounces.  Newmont currently reports reserves and production numbers by area and does not publicly quote separate Gold Quarry numbers.

Newmont has announced plans for a West Wall layback and beyond that is considering an even larger Greater Gold Quarry layback.  As a result, Franco-Nevada expects its Gold Quarry royalty will have a very long life.

Production at Gold Quarry was impacted dramatically by a December 2009 slope failure.  This failure limited access to ore originally scheduled to be mined in 2010 and 2011.  During 2010, Newmont mined through the impacted area and expects to re-establish access to ore in the first half of 2011.  Franco-Nevada’s royalty revenues from Gold Quarry have been and are expected to continue to be based on minimum annual royalty payments tied to unpaid royalty property reserves and stockpiles.  Because of the December 2009 geotechnical event and the resulting access restrictions to Gold Quarry in-pit ores, Newmont began an accelerated campaign of processing Gold Quarry stockpiled ores to make up the shortfall.  As a result, the royalty property stockpile, upon which our 2009 and 2010 minimum annual royalty payments were based, was significantly depleted.  Franco-Nevada expects that for 2011 the Gold Quarry royalty net attributable ounces payable to Franco-Nevada will be at least 11,200 ounces, based on the minimum royalty calculation tied to royalty property unpaid reserves.

	2010	2009
Revenue to Franco-Nevada ($000)	$20,422	$13,845
Royalty Ounces to Franco-Nevada	16,557	14,431

MWS, South Africa

Franco-Nevada acquired its interest in MWS as a result of its acquisition of Gold Wheaton on March 14, 2011.  MWS is a gold and uranium tailings retreatment operation run by First Uranium Corporation (“First Uranium”) 8km from Klerksdorp in South Africa.  In December 2008, Gold Wheaton acquired the right to purchase 25% of the gold produced from the MWS project for an upfront payment of $125M and for ongoing payments equal to the lesser of (a) $400 per ounce of payable gold (subject to an annual 1% inflation adjustment, starting in the fourth year after closing), and (b) the then prevailing market price per ounce of gold.  The operator is required to make penalty payments to Franco-Nevada totalling $36M if certain completion test criteria are not met by December 1, 2011.

The project comprises retreatment of material from fourteen tailings dams, twelve of which originated from the processing of material from the Buffelsfontein, Hartebeestfontein and Stilfontein gold mines.  The processing facility is planned to be comprised of three gold production modules.  Two modules are currently operating and the third is scheduled to be commissioned in the second quarter of 2011.  In a technical report dated January 1, 2010, First Uranium provided a mine plan anticipating the production from its 2012 fiscal year to be 1.83Moz of gold over a 15 year mine life with average annual gold production of 122,000 oz.  The projections indicated gold production for First Uranium’s 2012 fiscal year to be 128,360 ounces.  In its Management’s Discussion & Analysis for the third quarter of 2010, First Uranium provided the following outlook for MWS, “MWS is expected to ramp up its gold production profile significantly through the introduction of the third and final gold module by May 2011. Concurrent with the introduction of the third gold module, the new life of mine tailings facility will be commissioned. The commissioning of the uranium plant is planned for September 2011, however is subject to the successful completion of the Gold Wheaton Completion Test.”

	2010	2009(1)	2008(2)
Sales (K oz Au)	79.2	53.9	39.7
Proven and Probable Reserves (K oz Au)	na	2,901	2,957
Measured and Indicated Resources (K oz Au)	na	2,726	2,949
Inferred Resources (K oz Au)	na	163	189

(1)          Reserves/Resources are as at January 1, 2010.  Measured and Indicated Resources are inclusive of Reserves.

(2)          Reserves are as at November 2007 and Resources are as of March 31, 2008.

Marigold, Nevada

The Marigold property is subject to different Franco-Nevada royalties on different sections of the Marigold mine, including a royalty acquired in November 2009 on alternating sections which, along with the historic royalties, collectively covers essentially most, if not all, all production from the property. The Marigold mine is located in Humboldt County, Nevada and has been in operation for over 15 years. The mine is operated by conventional open pit mining with heap leach processing. Marigold is operated by a joint venture comprised of Goldcorp Inc. (“Goldcorp”) (66.66%) and Barrick (33.33%).

Franco-Nevada’s royalties include an effective 1.75% NSR royalty, a 5% NSR royalty, a 0.5%-1.5% GR, and a 2.5%-4% GR, all on different, alternating sections as detailed on the adjacent map.  In addition, Franco-Nevada owns a 3% NSR royalty on three sections immediately to the southeast of the Marigold mine, leased by a different operator.  The claims subject to the 1.75% NSR royalty were previously in production and generated revenues on production from the 8-South ore body from 1989 to 1994.  Although there is no current production from this portion of the Marigold property, an annual AMR of $160,000 is payable, which is being credited and will be deducted from any subsequent production royalties payable from these claims in the future.

In 2010, production was 139,400 ounces of gold compared to 146,900 ounces of gold in 2009.  The decrease in production was due to lower grades and less tonnage being mined from the Basalt Pit, as compared to 2009.  Exploration during 2010 focused on mine development areas and geological modeling of the Target-Red Dot area.

The following table sets forth selected historical financial and operating information relating to the Marigold mine for the periods indicated:

	2010		2009		2008
Revenue to Franco-Nevada ($000)(1)	$9,147		$7,263		$6,111
Production (K oz)(2)	139.4		146.9		144.3
Proven and Probable Reserves (K oz)(2)	2,325	(4)	2,410	(3)	1,530
Measured and Indicated Resources (K oz)(2)	1,161	(4)	660	(3)	765
Inferred Resources (K oz)(2)	651	(4)	1,169	(3)	690

(1)          Prior to 2010, revenue refers only to payments made to Franco-Nevada from production on the 5% NSR and 1.75% NSR portions of the property.

(2)          Prior to 2010, production, reserves and resources were not specific to lands subject to Franco-Nevada’s royalties.  However, after the latest acquisitions, Franco-Nevada believes most, if not all, of the production, reserves and resources are subject to a Franco-Nevada royalty.  Measured and Indicated Resources are exclusive of Proven and Probable Reserves.

(3)          Reported on a 100% basis as calculated from Goldcorp’s reported 66.7% attributable ounce base.

(4)          Reported on a 100% basis as calculated from Barrick’s reported 33.33% attributable ounce base.

Tasiast, Mauritania

Franco-Nevada has a 2% NSR royalty on three permit areas in Mauritania including the Tasiast, Ahmeyim-Tijirit and Karet areas as shown in the schematic.  Tasiast Mauritanie Limited SA owns and operates the permit areas including the Tasiast mine.  The original royalty area was 16,334 km(2) but some permit areas have been relinquished.  Should these original royalty lands be reacquired by the operator, the royalty would continue to apply.  The royalty becomes payable once 600,000 ounces are produced, which is expected to occur in the first half of 2011.  Tasiast Mauritanie Limited SA has been owned in turn by Normandy Mining, Defiance Mining, Rio Narcea Gold Mines, Limited (“Rio Narcea”), a wholly-owned subsidiary of Lundin Mining, and Red Back Mining Inc. (“Red Back”).  On September 17, 2010, Kinross Gold Corporation (“Kinross”) completed the acquisition of Red Back in a transaction valued at $7.1 billion.  The payment of Franco-Nevada’s royalty and the performance of certain other obligations of the operating company are guaranteed by Rio Narcea under the terms of the underlying agreements, as amended.

The Tasiast Mine Area is underlain by the Aouéouat greenstone belt, a 70 km long by 15 km wide N-S trending belt.  Known Tasiast ore deposits are aligned along a +10 km, N-trending corridor with the Piment deposits to the north and West Branch deposits to the south.  The Greenschist zone is characterized by consistently thick intervals averaging approximately 40-100m wide and has been drill-delineated to a depth of 740m. Geological modelling indicates that the zone plunges gently south, consistent with mineralization in other bodies mined at Tasiast.  According to its public disclosure, Kinross believes that the gold mineralisation will continue laterally and at depth in the same direction.

For 2011, Kinross plans to implement an intensive exploration drilling program, including additional in-fill drilling and has announced a 2011 exploration budget for Tasiast of $55M.  As of February 2011, the rig count stood at 25.

For 2010, Kinross reported production of 185,980 ounces from Tasiast and in its 2010 year-end conference call, Kinross announced that Proven and Probable Reserves have increased to 7.6 million ounces, Measured and Indicated Resources stand at 2.1 million gold ounces and Inferred Resources are 8.6 million gold ounces.

Kinross has completed a scoping study for the Tasiast expansion project based on a 16 year mine life for the expanded project with an annual production of approximately 1.5 million ounces, using assumed gold grades of 2 g/t and expected recoveries of 93%.  The proposed open pit mine will feed both the existing 8,000 tonne per day plant and the proposed conventional gold-cyanidation expansion plant, which will have a design throughput of approximately 60,000 tonnes per day.  The scoping study pre-commissioning capital cost estimate is approximately $1.8 billion plus a contingency of approximately $400M.  The feasibility study is expected to be completed mid-2011 and, according to Kinross, key processing equipment for the expanded plant has been ordered and advanced negotiations are underway regarding the purchase of trucks and shovels for the expanded mining fleet.  Pending approval of necessary Environmental Impact Assessments for the expansion project, construction is expected to start in mid-2012 with expanded operations expected to commence early in 2014.

	2010		2009
Production (K oz Au)	185,980		158,660
Proven and Probable Reserves (M oz Au)	7.563		5.03	(1)
Measured and Indicated Resources (M oz Au)	2.088	(2)	6.51	(3)
Inferred Resources (M oz Au)	8.615		1.30

(1)          Proven, probable and stockpile.

(2)          Excludes Proven and Probable Reserves.

(3)          Includes Proven and Probable Reserves.

Admiral Hill, Western Australia

Franco-Nevada has a fixed and capped royalty covering a portion of the Laverton Gold project operated by Crescent Gold Limited (“Crescent”).  The royalty area is 1,226 hectares, and includes the Admiral Hill and Castaway deposits.  Crescent successfully negotiated an Ore Purchase Agreement with subsidiaries of Barrick for the sale of Crescent’s gold ore to Barrick for processing at their Granny Smith mill.  Processing of Admiral Hill and Castaway ore commenced in Q1 2010.  Castaway mining and processing was completed during 2010.  Mining operations at Admiral Hill were suspended in October 2010 as high copper levels led to minor processing delays at the Granny Smith mill.  Blending the ore has since been trialled successfully, and mining will resume in Q1 2011.

The royalty rate is fixed at approximately A$0.33 per tonne.  The first 230,000 tonnes approximately are royalty-free and the royalty is capped at 1,955,000 tonnes.  The royalty-free threshold was exceeded in Q2 2010 and, as of December 2010, a total of 804,703 tonnes had been mined and processed from the royalty area.

	2010	2009	2008
Revenue to Franco-Nevada ($000)	$179	$—	$—
Ore Production (K tonnes)	805	—	—
Proven and Probable Reserves (K tonnes)	780	1,430	570
Measured and Indicated Resources (K tonnes)	4,310	5,300	5,040
Inferred Resources (K tonnes)	1,030	1,015	1,737

Bald Mountain, Nevada

Franco-Nevada’s Bald Mountain royalties cover a significant portion of the approximately 150,000 acre Bald Mountain mine located in White Pine County, 90 miles northwest of Ely, Nevada. Operations began as two separate mines with different owners, initially producing gold in 1981 at Alligator Ridge on the east side of the district and in 1986 at Bald Mountain on the west side of the district. The property was combined in 1993 by Placer Dome Inc.  Historically, Bald Mountain has been operated from multiple small open pits, using multiple heap leach facilities. Barrick, the current operator, continues to actively explore the property and region.

Initially, Franco-Nevada held royalty interests on Bald Mountain unpatented mining claims that were primarily situated on the eastern portions of the property.  They include approximately 18,160 acres that are subject to a 4% NSR on all gold and silver recovered, of which approximately 50% may be subject to a lower royalty rate until the payment cap is reached on royalties payable to other parties, and approximately 2,300 acres that are subject to a 2.418% NSR.

In 2010, Franco-Nevada expanded its interests at Bald Mountain by purchasing two additional royalties. Late in the year, Franco-Nevada purchased an undivided 25% interest in a 3.5% to 7.0% sliding scale NSR royalty, adjusted by a PPI-indexed gold price, which covers some 9,500 acres of unpatented claims. Production has occurred on these claims continuously since the first Bald Mountain mine began operations in 1986 and it is expected they will continue to be a significant source of ore for Bald Mountain in the future.  In addition, the White Pine royalty was acquired and provides for a 1%-5% sliding scale overriding gross production royalty which covers some 5,400 acres of unpatented mining claims situated to the north of Bald Mountain Mine Complex.  In the 1980s, modest heap leach production occurred at the White Pine Mine, which is located in the northern portion of these royalty claims.  Barrick is currently exploring this royalty property and, given the increase in gold price, the Company believes the area remains prospective.

Bald Mountain mine continued a planned $320 million mine expansion project in 2010.  As a result, production suffered in the short term as mine sequencing resulted in a focus on more mine development waste-stripping activities and less on the mining of leach material.

The following table sets forth selected historical financial and operating information relating to the Bald Mountain mine for the periods indicated.

	2010	2009	2008
Revenue to Franco-Nevada ($000)	$1,566	$2,056	$2,546
Production (K oz)(1)	59	75	105
Proven and Probable Reserves (K oz)(1)	4,748	4,489	2,846
Measured and Indicated Resources (K oz)(1)	1,680	1,178	1,718
Inferred Resources (K oz)(1)	686	468	1,525

(1)          Production, reserves and resources are in respect of the entire mining property and are not specific to the royalty interest. Measured and Indicated Resources are exclusive of Proven and Probable Reserves.

Bronzewing, Western Australia

Franco-Nevada holds a 1% NSR royalty on the Bronzewing Gold project operated by Navigator Resources Limited (“Navigator”) in Western Australia.  Bronzewing commenced production in 1994 and the project has had several operators since that time.  Mining operations were suspended in February 2008 when the previous operator went into administration.  Navigator purchased the project assets in September 2009, and recommenced gold production in April 2010.  Historic mining has been from a number of open pit and underground deposits.

Navigator has a five year open pit mine plan comprising 9.27Mt with an average grade of 1.8g/t for 490,000 ozs recovered gold.  The ore will be sourced from seven separate pits.  Mining of the Success pit was completed in November 2010.  Mining continues at the Central, Challenger and Challenger South pits.  Pre-strip activities commenced at the Cockburn pit in January 2011.  Franco-Nevada’s royalty is estimated to cover 56,280 hectares of the Bronzewing Gold project covering all known reserves and resources except the Corboys deposit, which remains undeveloped to date.

The following table sets forth selected historical financial information for the royalty and operating information relating to the Bronzewing Gold project for the periods indicated.

	2010	2009	2008
Revenue to Franco-Nevada ($000)	$624	$2	$240
Production (K oz)	53	—	23
Proven and Probable Reserves (K oz Au)(1)	398	385	n/a
Measured and Indicated Resources (K ozs Au)(1)	555	562	n/a
Inferred Resources (K ozs Au)	197	150	n/a

(1)          Resources include reserves.  Corboys excluded from reserve and resource numbers.

Cerro San Pedro, Mexico

Franco-Nevada has a 1.95% GR royalty on precious metals recovered from the Cerro San Pedro project located in central Mexico near San Luis Potosi. The open pit mine with run-of-mine heap leaching is owned and operated by New Gold Inc. (“New Gold”).  Operations have been periodically interrupted by various legal challenges.

New Gold reported 2010 sales of 114,713 ounces of gold and 2.1 million ounces of silver compared to 93,312 ounces of gold and 1.5 million ounces of silver in 2009. The increase in production was attributed to an increase in grade mined, offset by fewer tonnes due to the loss of an explosives permit earlier in the year.  In 2011, New Gold expects Cerro San Pedro to produce between 135,000 and 145,000 ounces of gold and between 1.9 and 2.1 million ounces of silver at total cash costs between $240 and $260 per ounce net of by-product credits.

In 2010, New Gold increased Inferred Resources at Cerro San Pedro by 36% mostly due to the addition of underground sulfide resources.  New Gold has planned more drilling on the manto sulfides in 2011 and is targeting a decision to explore from underground in early 2012.

The following table sets forth selected historical financial information for the royalty and the operating information relating to the Cerro San Pedro mine for the periods indicated.

	2010		2009	2008
Revenue to Franco-Nevada ($000)	$3,762		$2,245	$1,706
Production (K oz Au)(1)	118.7		95.5	84.6
Proven and Probable Reserves (K oz Au)(1)	1,261	(2)	1,408	1,266
Proven and Probable Reserves (million oz Ag)(1)	42.6	(2)	52.2	51.4
Measured and Indicated Resources (K oz Au)(1)	2,144	(3)	2,252	1,691
Measured and Indicated Resources (million oz Ag)(1)	76.7	(3)	77.8	63.4
Inferred Resources (K oz Au)(1)	1,021	(3)	392	25
Inferred Resources (million oz Ag)(1)	46.7	(3)	11.6	1.3

(1)          Production, reserves and resources are in respect of the entire mining property and are not specific to the royalty interest. Measured and Indicated Resources are inclusive of Proven and Probable Reserves.

(2)          2010 mineral reserves have been calculated based on $900 per ounce gold and $15 per ounce silver.

(3)          2010 mineral resources have been calculated based on $1,000 per ounce gold and $18 per ounce silver.

Duketon, Western Australia

Franco-Nevada has a 2% NSR that covers 267,819 hectares of the Duketon gold project in Western Australia.  Regis Resources Limited (“Regis”) is the operator and production commenced in August 2010 at the Moolart Well deposit.

Regis expects Moolart Well to produce 555,000 gold ounces over six years at an annual average production rate of 90,000 ounces per year at cash costs of A$562/oz.  2010 production at Moolart Well was 32,772 ounces of gold.

In addition to Moolart Well, Regis has announced a maiden reserve of 1,340,000 ounces at the Garden Well deposit.  Regis intends to develop Garden Well as a stand-alone operation and a feasibility study is scheduled for completion in June 2011.  Garden Well is entirely on Franco-Nevada royalty ground.

There are also eight satellite deposits in the Duketon gold project area.  Seven deposits are entirely on Franco-Nevada royalty ground.  The single deposit not entirely on Franco-Nevada royalty ground is the Erlistoun deposit, which has reserves of 202,900 ounces.  Regis estimates 89% of recoverable ounces from Erlistoun are on Franco-Nevada royalty ground.

The following table sets forth selected historical financial information for the royalty and the operating information relating to the Duketon project:

	2010	2009	2008
Revenue to Franco-Nevada ($000)	$641	$—	$—
Production (K oz Au)	33	—	—
Proven and Probable Reserves (K oz Au)	2,147	604	598
Measured and Indicated Resources (K oz Au)	2,771	1,211	1,211
Inferred Resources (K oz Au)	2,752	2,364	2,364

Reserves and resources are in respect of the entire mining property and are not specific to the royalty interest.  Measured and Indicated Resources are inclusive of Proven and Probable Reserves.

East Location 45, Western Australia

Franco-Nevada owns an area of freehold land called East Location 45, along with an adjacent mining lease, located 40 km southeast of Kalgoorlie in Western Australia.  This total land area of 8,558 hectares has been leased to Australian Mines Limited (“AML”) in return for a 1.75% gross royalty on gold, and a 1.00% gross royalty on other metals.  The lease to AML expires January 25, 2021, and is renewable for further 10 year terms in perpetuity, provided that commercial production has occurred in each lease term.  The historic Mt Martin gold mine is located on East Location 45, and has produced gold from intermittent mining dating back to 1923.  In recent years Mt Martin ore has been mined and processed at Alacer Gold Corp.’s South Kalgoorlie mill under a sub-lease arrangement.  This sub-lease arrangement expired in January 2010, and AML is investigating various options to return Mt Martin to production.  This area also contains the undeveloped Goodyear nickel and Swift gold deposits.

	2010	2009	2008
Revenue to Franco-Nevada ($000)	$225	$340	$25
Production (K oz Au)	10	20	1
Proven and Probable Reserves (K oz Au)(1)	—	—	—
Measured and Indicated Resources (K oz Au)(1)	187	230	221
Inferred Resources (K oz Au)(1)	88	—	—

(1)   Resources/Reserves are as at June 30.

Ezulwini, South Africa

Franco-Nevada acquired its interest in Ezulwini as a result of its acquisition of Gold Wheaton on March 14, 2011.  The Ezulwini project involves the recommissioning of the prior Western Area’s underground gold and uranium mine on the West Rand in South Africa and the construction of processing plants for the recovery of gold and uranium.  Franco-Nevada, as a result of its acquisition of Gold Wheaton, has an agreement to purchase 7% of the gold produced from First Uranium’s Ezulwini project for an amount equal to the lesser of $400/oz (subject to a 1% annual inflation adjustment commencing on the 4th anniversary of closing) and the prevailing market price.  The agreement was entered into between Gold Wheaton and First Uranium in December 2009 and is subject to the delivery of a minimum of 19,500 oz of gold in 2011.  Refurbishment of the shaft and construction of the gold and uranium plants began in December 2006.  The 200,000 tpm capacity gold plant is now complete and the 100,000 tpm capacity uranium circuit is planned for commissioning in 2011.  Mine production commenced in 2008 and continues to ramp up.

First Uranium updated its mine plan in a technical report dated February 2, 2011.  The plan anticipates recovering 5.25moz of gold over an 18 year mine life.  Gold production ramps up over the first 8 years with 133koz of gold to be produced in First Uranium’s financial year ending March 31, 2012, and reaching 348koz ounces in its financial year ending March 31, 2020.

	2010	2009	2008
Sales (K oz Au)	59.2	23.0	6.4
Measured and Indicated Resources (K oz Au)	2,655	2,743	2,768
Inferred Resources (K oz Au)	25,512	25,512	25,512

Hemlo, Ontario

The Hemlo gold camp, which consists of the David Bell underground mine and the Williams underground and open-pit mine, is located just off the Trans-Canada highway near Marathon, Ontario.  Williams Operating Corporation (“WOC”), a wholly-owned subsidiary of Barrick, is the operator of the Hemlo gold camp.  Franco-Nevada holds a 3% NSR and a 50% NPI on the portion of the Hemlo camp that underlies the Interlake claims to the north-west of the Williams mine and which are under option to WOC. Mineralization continues from the WOC operations onto Franco-Nevada’s royalty property and WOC has been developing the royalty property including resource and reserve delineation, underground development and exploration drilling.  The current reserve and resource life of mine plan projects the production of approximately 200,000 feed ounces from the royalty property from 2010 to 2016. While NSR royalties are received with production, WOC is entitled to recover its initial capital spent for development on the Interlake claims before Franco-Nevada will recognize NPI royalties.

	2010	2009
Revenue to Franco-Nevada ($000) NSR	$88	$44
Revenue to Franco-Nevada ($000) NPI	$—	$—
Ounces Produced	2,405	1,573

Henty, Tasmania

Franco-Nevada holds a 1% and 10% GR on the Henty Gold Mine located in northwest Tasmania operated by Unity Mining Limited (“Unity”).  Henty is a small underground gold mine that has been in continuous production since 1996, though ownership has changed multiple times during this period.  Royalty revenues have increased in recent years despite the decline in production, due to the increased share of production from 10% royalty ground.  All current production, reserves and resources are subject to Franco-Nevada’s royalty which covers 1,458 hectares.

	2010	2009	2008
Revenue to Franco-Nevada ($000)	$2,447	$1,132	$506
Production (K oz)	37	50	61
Proven and Probable Reserves (K oz)	96	78	92
Measured and Indicated Resources (K oz)	100	85	138
Inferred Resources (K oz)	1	16	7

2008 reserves/resources as of December 31, 2008 (Barrick was operator).

2009 and 2010 reserves/resources as of June 30.

Hollister, Nevada

Franco-Nevada’s royalties include a 5% NSR, less third party underlying royalties, on portions of the Hollister project, Nevada, resulting in (i) an effective 3% NSR on a 45 claim block area called the Hillcrest-Finley River Block, and (ii) a 5% NSR royalty on another portion of the Ivanhoe property. The Hollister project is located at the northern end of the Carlin Trend in northeast Nevada.  Great Basin Gold Limited (“GBG”) owns and operates the Hollister project.  On February 24, 2011, GBG announced that 95,182 gold equivalent ounces were extracted from Hollister during 2010 at a cash cost of approximately C$760 per gold equivalent ounce. For 2010, Hollister ores were processed at GBG’s Esmeralda Mill (56,000 tons) and toll-treated at Newmont’s Midas and Yukon Nevada’s Jerritt Canyon facilities (39,000 tons).

In 2011, GBG announced plans to extract 110,000 contained ounces from mining operations with ore expected to be processed only at its Esmeralda Mill, eliminating the need for costly third party tolling arrangements.

The following table sets forth selected historical financial information for the royalty and the operating information relating to the Hollister mine for the periods indicated.

	2010		2009		2008
Revenue to Franco-Nevada ($000)	$1,124	(6)	$1,555		$671
Ore Treated (K t)	95.2		44.7		38.5	(1)
Proven and Probable Reserves (K oz Au eq)	907	(7)	1,122	(4)	1,100	(2)
Measured and Indicated Resources (K oz Au eq)	1,637	(8)	1,446	(5)	1,584	(3)
Inferred Resources (K oz Au eq)	1,274	(8)	1,432	(5)	680	(3)

(1)          As reported by GBG in a press release dated February 3, 2009, for the year ended December 31, 2008. Ore was sourced from trial mining stopes at Hollister and metallurgical processing occurred at Newmont’s Midas Mill and Kinross’ Republic facility.

(2)          Reserves as reported by GBG in its February 23, 2009 press release which stated “remaining proven and probable mineral reserves are 1.23 million tons grading 0.844 oz/ton gold and 4.32 oz/ton silver at a 0.33 oz/ton gold cut-off, containing 1.1 million gold equivalent ounces”.  No metallurgical recoveries or call factors were applied.

(3)          As reported by GBG as of June 2008, assuming a 0.25 oz/ton cut-off.

(4)          Reserves as reported in the Revised Technical Report, effective June 17, 2009, data from a February 2009 Technical Report, at gold cut-off of 0.33 oz/st and calculated by applying a gold price of $800/Troy ounce.  No metallurgical recoveries or call factors were applied.

(5)          Resources as of June 2009, at gold cut-off of 0.25 oz/st and calculated by applying a gold price of $800/Troy ounce.  No metallurgical recoveries or call factors were applied.

(6)          Royalties at Hollister are paid quarterly and accounted for on a cash as-received basis. For 2010, royalty revenue for ores produced in the 4Q will not be received or accounted for until Q1 2011.

(7)          Reserves reported as of February 2, 2011 were calculated using a 0.25 oz/st cutoff, a gold price of US$1,000/oz, a silver price of US$15/oz., a call factor of 85% and metallurgical recovery factors of 92% for Au and 85% for Ag were applied.

(8)          Resources were calculated using a 0.25 oz/st cutoff, a gold price of US$1,000/oz, a silver price of US$15/oz.  No metallurgical recoveries or call factors were applied.

Golden Highway, Ontario

Franco-Nevada has multiple royalties over an extensive land package on the Destor-Porcupine mineral trend in Ontario owned and operated primarily by St Andrew Goldfields Ltd. (“St Andrew”).  Highway 101 parallels the mineral trend and is called the “Golden Highway”.

•                  Holloway — In late 2009, St Andrew reactivated the Holloway mine on which Franco-Nevada has a sliding scale royalty of 2% if the price of gold is $800/oz or less, increasing by 1% for every $100/oz increase in the price of gold, up to a maximum of 15%.  Mining at Holloway in 2011 is expected to transition from the Blacktop Footwall Zones and the Lightning Zone to the Smoke Deep Zone in the latter half of the year.  St Andrew expects to produce 20,000 to 23,000 ounces of gold from Holloway in 2011.

•                  Hislop — The Hislop property is located approximately 50 kilometres to the west of the Holt mill, where ore is trucked for processing.  In 2009, Franco-Nevada purchased a 4% NSR royalty on the Hislop property with minimum royalty payment commitments.  St Andrew brought the Hislop open pit mine into production in the third quarter of 2010.  The mine is designed with a capacity of 1,500 tonnes per day and St Andrew expects to produce 20,000 to 22,000 ounces of gold at Hislop in 2011.

•                  Holt — The Holt property lies immediately south of Holloway and is the location of the Holt mill complex. Franco-Nevada has a sliding scale NSR royalty beginning at 2% when the gold price is less than or equal to $500/oz and increasing in 1% increments for each $100/oz increase in the gold price, to a maximum of 10%.  St Andrew is currently in the process of restarting mining activities at its Holt Mine, with an objective to commence production in the beginning of the second quarter of 2011.  St Andrew expects to produce 45,000 to 50,000 ounces of gold from Holt in 2011.

•                  Aquarius — The Aquarius property is located approximately 28 kilometres east of Timmins and contains an indicated resource of 1.1 million ounces of gold. Franco-Nevada holds a sliding scale NSR royalty on the Aquarius property which increases from 1% to 2% when the gold price is greater than $1,000/oz.

•                  Taylor and Stock properties — Franco-Nevada holds a 1% NSR royalty on a portion of these former producers.  St Andrew conducted two phases of drilling on the Taylor property in 2010 where a total resource of 559,000 ounces was established in 2006.

•                  Central Timmins — Franco-Nevada has a 0.25% to 1% NSR on this exploration property.

Holloway	2010		2009		2008
Revenue to Franco-Nevada ($000)	$4,964		$1,068		$104
Treated (K oz Au)	61.4	(1)	11.3	(1)	2.8	(2)
Proven and Probable Reserves (K oz Au)	18	(3)	121	(4)
Measured and Indicated Resources (K oz Au)	86	(3)	190	(4)
Inferred Resources (K oz Au)	209		91	(4)

Hislop	2010		2009
Revenue to Franco-Nevada ($000)	$1,188		$—
Treated (K oz Au)	10.6	(1)	—	(1)
Proven and Probable Reserves (K oz Au)	139	(3)	142	(4)
Measured and Indicated Resources (K oz Au)	395	(3)	425	(4)
Inferred Resources (K oz Au)	309		309	(4)

Holt	2010		2009
Revenue to Franco-Nevada ($000)	$191		$—
Treated (K oz Au)	N/A	(1)	—	(1)
Proven and Probable Reserves (K oz Au)	510	(3)	486	(4)
Measured and Indicated Resources (K oz Au)	871	(3)	705	(4)
Inferred Resources (K oz Au)	249		265	(4)

(1)          As reported by St Andrew in its Fiscal 2010 Management’s Discussion and Analysis.  Represents gold sold including repayment of gold notes.

(2)          As reported by St Andrew in its 2009 Annual Report.  Represents gold sold.

(3)          As reported in St Andrew’s Annual Information Form dated February 17, 2011 and are as at December 31.

(4)          Mineral Reserves and Resources as at December 31, 2009 are from St Andrew’s Annual Information Form dated February 26, 2010.

Ity, Côte d’Ivoire

The Ity gold mine is located in western Côte d’Ivoire about 700 km from Abidjan.  Ity consists of several separate open pits and the operator has recently been focused on higher grade areas obtained from the Mount Ity pit. The project is presently operated by Société des Mines d’Ity which is owned 45.9% by COMINOR, a wholly owned subsidiary of La Mancha Resources Inc. (“La Mancha”), 44.1% by the Société d’État pour le Développement Minier de la Côte d’Ivoire and 10% by the Côte d’Ivoire government.  Franco-Nevada owns a royalty that was created when Normandy sold its 51% interest in Ity to COGEMA (later COMINOR.) Franco-Nevada has an approximate 1% NSR on overall mine production over 13 tonnes produced from the start of 2001 and an approximate 1.5% NSR on overall mine production over 21 tonnes from the same date. The royalty ceases once production reaches 35 tonnes.  To the end of 2010, the mine had produced approximately 12.96 tonnes leaving about 0.04 tonnes (~1,300 oz) before reaching the first royalty threshold.  La Mancha reported that the current reserves represented a potential ten year mine life.  La Mancha estimated total mine production for 2011 of 26,140-43,570 ounces which indicates the royalty is expected to be payable in early 2011.  Operations were interrupted in December due to the agitation surrounding the country’s uncertain political future.  The situation in the Zouan Hounien area, where the mine is located, stabilized enough in mid-January to allow mining activities to resume but in February mining operations had to be suspended once again.

	2010		2009		2008
Production (K oz Au)(1)	37,125		51,710		54,445
Proven and Probable Reserves (K oz Au)	na	(2)	353	(1)	—
Measured and Indicated Resources (K oz Au)	na	(2)	661	(1)	—
Inferred Resources (K oz Au)	na	(2)	387	(1)	—

(1)          All calculations based on December 31, 2009 reserve and resource information from La Mancha’s website.

(2)          A reserve and resource statement for year-end 2010 was not available as of the date of this AIF filing.

Mesquite, California

The Mesquite mine, operated by New Gold, is located in southern California and is permitted for open pit mining and heap leach processing.  Franco-Nevada holds a royalty on the entire Mesquite property ranging from a 0.5% to 2.0% NSR, depending on the claim block. In 2010, gold sales were 169,571 ounces at a total cash cost per ounce of $596.  The 2010 production benefitted from an increase in gold grade and leach pad recoveries and was partly offset by lower tonnes placed on the leach pad during the year.

New Gold expects to produce between 145,000 and 155,000 ounces of gold in 2011 at a total cash cost of between $620-$640/oz.  New Gold has indicated that in 2011 ore tonnes processed and recoveries are anticipated to remain consistent with 2010 levels.  However, the gold grade is expected to decline, resulting in gold production reverting to an average life-of-mine level.

New Gold was able to successfully replace ounces mined in 2010 and reported a year end reserve of 3.1 million ounces. Measured and Indicated Resources increased by 0.8 million ounces during the year to 5.7 million ounces at December 31, 2010 and Inferred Resources increased to 1.0 million ounces. New Gold indicates that Mesquite has greater than 13 years of mine life remaining.

The following table sets forth selected historical financial information for the royalty and the operating information relating to the Mesquite mine for the periods indicated.

	2010	2009	2008
Revenue to Franco-Nevada ($000)	$4,161	$2,832	$1,859
Production (K oz Au)(1)	170	150	108.3
Proven and Probable Reserves (K oz Au)(1)	3,125	3,137	2,570
Measured and Indicated Resources (K oz Au)(1)	5,675	4,865	1,530
Inferred Resources (K oz Au)(1)	1,019	357	176	(2)

(1)          Production, reserves and resources are in respect of the entire mining property and are not specific to the royalty interest. Measured and Indicated Resources are inclusive of Proven and Probable Reserves in 2009 and 2010 and are exclusive of Proven and Probable Reserves in 2008.

(2)          Inferred Resources are reported as 9,756,000 tons grading 0.018 oz/ton Au.

Mt Muro, Indonesia

Straits Resources Limited (“Straits”) operates the Mt Muro gold project under a 3rd Generation Contract of Work (“CoW”) agreement with the government of the Republic of Indonesia.  This CoW covers 47,940 hectares and was entered into in 1985. Franco-Nevada has an effective 7% NSR royalty at gold prices higher than $410/oz on 90% of production from the CoW.  Production from the mine for 2010 was 42,665 ounces of gold and 69,548 ounces of silver, of which approximately 11% was on the CoW subject to Franco-Nevada’s royalty.  The royalty is capped after cumulative life-of-mine production totals 1.5 million ounces of gold from the property.  At the end of 2010, approximately 1.44 million ounces have been produced from the royalty lands.

	2010	2009	2008
Revenue to Franco-Nevada ($000)	$928	$2,201	$587
Production (K oz Au)(3)	43	37	53
Proven and Probable Reserves (K oz Au)(1)	191	210	208
Measured and Indicated Resources (K oz Au)(1)(2)	594	489	468
Inferred Resources (K oz Au)	150	121	173

(1)          Reserves/Resources at June 30.

(2)          Resources include reserves.

(3)          Production, reserves and resources are in respect of the entire mining property and are not specific to the royalty interest.

North Lanut, Indonesia

Avocet Mining PLC (“Avocet”) owns an 80% interest in an Indonesian company which holds a 6th generation Contract of Work (“CoW”) located in the central portion of North Sulawesi in the District of Bolaang Mongondow, Indonesia. The North Lanut gold mine is located within the CoW, which includes exploration and mining rights over approximately 50,000 hectares. The property includes the Riska, Effendi, Talugon, Durian, Rasik and Osela deposits. Franco-Nevada has a 5% NSR on 80% of gold production which will cease after 500,000 ounces of production. Production from the property was 47,580 oz of gold in 2010, bringing the total life of mine production to just under 310,000 ounces. In 2010, the cash cost of production was estimated to be just over $670/oz.  On December 24, 2010, Avocet announced that it has signed a binding agreement for the conditional sale of its South East Asian assets, including the North Lanut Mine, to J&P Partners, LP, a private Cayman Islands company.

	2010		2009		2008
Revenue to Franco-Nevada ($000)	$2,310		$1,763		$1,640
Production (K oz Au)	47,580		35,597	(1)	44,041
Proven and Probable Reserves (K oz Au)(5)	183,500	(2)	215,700	(3)	258,500	(6)
Measured and Indicated Resources (K oz Au)(4)(5)	402,300	(2)	219,300	(3)	426,300	(7)
Inferred Resources (K oz Au)(5)	112,200	(2)	67,100	(3)	72,600	(7)

(1)          Nine months to December 31, 2009.

(2)          December 31, 2009.

(3)          March 31, 2009.

(4)          Measured and Indicated Resources are inclusive of Proven and Probable Reserves.

(5)          Based on the JORC classification system.

(6)          March 31, 2008.

(7)          September 30, 2008.

Robinson (Gold), Nevada

The Robinson open pit mining complex is located near Ely, Nevada. Copper, gold and molybdenum are recovered in concentrates that are transported offsite for smelting. The mine is operated by Quadra FNX.  Franco-Nevada has three royalty agreements covering the Robinson mine. Under an agreement purchased from Nerco Exploration Company (“Nerco”), Franco-Nevada receives a 0.225% NSR on all base metal and associated precious metal production. Under a gold agreement purchased from Alta Gold Co. (“Alta”), Franco-Nevada receives a 10% NSR on 51% of the gold production from the property in excess of 60,000 ounces of gold per year. Under a copper agreement, also purchased from Alta, Franco-Nevada is entitled to receive a price participation royalty on a portion of the copper production from the property as described subsequently in “Other Minerals Assets — Producing Other Minerals Assets — Robinson (Copper), Nevada”.

In 2010, gold production levels exceeded the 60,000 ounce threshold to trigger payment under the Alta agreement.  Quadra FNX forecasts 2011 production to be between 45,000-50,000 ounces as a result of a production shift from the Veteran Pit to the lower grade Ruth Pit.  However, an early 2011 localised pit wall failure may trigger a change to the mining schedule.  Quadra FNX is evaluating alternatives, including incorporating ores from its historically mined Liberty pit, which Quadra FNX expects will add medium-term mining flexibility.

The following table sets forth selected historical financial information for the gold royalties and the operating information relating to gold from the Robinson mine for the periods indicated.

	2010		2009		2008
Revenue to Franco-Nevada ($000)	$1,175		$1,946		$2,868
Production (K oz Au)(1)	73		99.0		137.6
Proven and Probable Reserves (K oz Au)(1)	na	(6)	704	(4)	905	(2)
Measured and Indicated Resources (K oz Au)(1)	na	(6)	3,545	(5)	4,491	(3)
Inferred Resources (K oz Au)(1)	na	(6)	128	(5)	353	(3)

(1)          Production, reserves and resources are in respect of the entire mining property and may not be specific to the royalty interests. Measured and Indicated Resources are inclusive of Proven and Probable Reserves.

(2)          Year-end 2008 reserves as of January 1, 2009 based on NSR calculations based on US$2.00 per lb of copper and US$800 per oz of gold.

(3)          Year-end 2008 Mineral Resources as of January 1, 2009 based on 0.2% Cu cutoff.

(4)          Year-end 2009 Reserves as of January 1, 2010.

(5)          Year-end 2009 Mineral Resources as of January 1, 2010 based on 0.2% Cu cutoff.

(6)          A reserve and resource statement for year-end 2010 was not available as of the date of this AIF filing.

South Kalgoorlie, Western Australia

Franco-Nevada holds a 1.75% NSR for gold and a 1.00% NSR for other minerals, on portions of the South Kalgoorlie Operation (“South Kal”) operated by Alacer Gold Corp (“Alacer”). South Kal is located 15 km south of Kalgoorlie in Western Australia. The Franco-Nevada royalty interest covers 38,194 hectares of the South Kal area, and includes northern and central sections of the HBJ deposit and all of the Mt Marion deposit.

South Kal ore is processed at the 1.2Mtpa Jubilee mill, which also processes Alacer’s share of ore mined from the Frogs Leg joint venture located to the northwest.  Currently, the majority of South Kal mill feed is being sourced from the northern portion of the HBJ deposit.  The HBJ Stage 2 pit mine plan is scheduled to produce 109,500 gold ounces over a 3 year period.  In July 2010 Alacer reported a 335% increase in the HBJ resource from 0.7M ozs to 3.0M ozs, along with a scoping study to expand the Jubilee mill to 2-3Mtpa to facilitate an increased mining rate for the HBJ deposit.  Approximately 80% of the HBJ deposit lies within the Location 50 freehold land area.  Location 50 freehold is owned by Franco-Nevada, and mineral rights have been leased to Alacer.  On November 23, 2022 the lease expires and all Location 50 mineral rights revert to Franco-Nevada.

	2010		2009		2008
Revenue to Franco-Nevada ($000)	$784		$191		$652
Production (K oz Au)(1)	52		33		64
Proven and Probable Reserves (K oz Au)	106	(4)	135	(3)	220	(2)
Measured and Indicated Resources (K oz Au)	2,593	(4)	1,353	(3)	1,675	(2)
Inferred Resources (K oz Au)	1,923		—		—

(1)          2008 and 2009 Production for year ended November 30.

(2)          2008 reserves/resources at December 31, 2008.

(3)          2009 reserves/resources at August 31, 2009.

(4)          2010 reserves/resources at June 30, 2010.

Production, reserves and resources are in respect of the entire mining property and are not specific to the royalty interest.

White Dam, South Australia

Franco-Nevada has an A$0.0337 per tonne fixed royalty on all production from the White Dam gold mine in South Australia, 80 km west of Broken Hill.  White Dam is a joint venture owned 75% by Exco Resources Limited and 25% by Polymetals Group Pty Ltd.  White Dam is an open pit, heap leach operation.  Mining and ore stacking commenced in January 2010, its first gold pour in April 2010.  The mine plan is to produce a total of 120,000 gold ounces at a rate of 50,000 ounces per annum over a 2 ½ year mine life.  The area subject to Franco-Nevada’s royalty interest totals 44,000 hectares and covers project reserves and resources, including the White Dam, Vertigo, and Drew Hill deposits.

2010
Revenue to Franco-Nevada ($000)	$75
Production (K tonnes)	2,875
Proven and Probable Reserves (K tonnes)(1)	4,940
Measured and Indicated Resources (K tonnes)(2)	5,752
Inferred Resources (K tonnes)	3,845

(1)       Reserves at October 6, 2009.

(2)       Resources as at June 30, 2010.

Advanced Gold Assets

Subika, Ghana

Franco-Nevada has a 2% NSR that covers 78 sq km of the southern end of Newmont’s Ahafo project in which the Subika open pit mine and underground development is the primary focus.  The royalty is payable once 1.2 million ounces have been produced from the royalty area.  As of December 31, 2010, 942,559 ounces have been recovered from the royalty property since production began in 2006.  Since the start of production at Ahafo, approximately 50% of total production has been from the royalty ground.

On February 24, 2011, Newmont gave publicly announced guidance for 2011 production at Ahafo of between 550,000 and 590,000 ounces.

In 2009, Newmont announced that it was evaluating a potential expansion of the Subika operations by deepening the existing open pit and developing a new underground mine. On February 24, 2011, Newmont reported the addition of 1.1 million ounces of attributable open pit reserves at Subika, based on the completion of some 28 in-fill holes aimed at evaluating underground and open pit mineral extensions.  Concurrently, Newmont reported the exploration drift initiated in 2010 has advanced some 2,635 meters, vent raises are completed, and an initial test-stoping program is anticipated in early 2011. Completion of the underground pre-feasibility study is anticipated in the second quarter of 2011.

Newmont has publicly announced projected expenditures for the Subika expansion to be between $175-200 million in 2011.  Franco-Nevada’s Ahafo royalty covers most if not all of the Subika open pit as well as the Subika expansion project area.

	2010	2009
Production (oz Au)(1)	545,000	532,000
Proven and Probable Reserves (M oz Au)(1)	10.000	9.130
Measured and Indicated Resources (M oz Au)(1)	3.402	4.890
Inferred Resources (M oz Au)(1)	3.352	2.725

(1)          Production, reserves and resources are in respect of the entire Ahafo mining property and are not specific to the Subika royalty interest.  Measured and Indicated Resources are exclusive of Proven and Probable Reserves.

Detour, Ontario

Franco-Nevada has a 2% NSR royalty that covers approximately 30 kilometers of strike length of the known geological trends of the Detour gold camp in north-eastern Ontario as shown in the schematic.  Detour Gold Corporation (“Detour Gold”) is the operator of the Mine Option Property and Blocks B, C, D and E on which Franco-Nevada has its royalty.  Trade Winds Ventures Inc. (“TWD”) is the operator of Block A which is a 50/50 joint venture between TWD and Detour Gold and on which Franco-Nevada has the same royalty.  The Mine Option Property included a former Placer Dome mine which produced 1.8 million ounces of gold from 1983 to 1999 from both open pit and underground.

Since 2006 Detour Gold has drilled over 500,000 meters on the Mine Option Property outlining a large open pit.  As of January 31, 2011, Detour Gold estimated global resources to be 25.6 million ounces, of which 14.9 million ounces are in reserves.  Detour Gold expects reserves to increase further as drilling continues westwards towards the boundary with Block A.  Immediately to the west on the Block A property, TWD has continued to evaluate the Block A deposit and on February 16, 2011 TWD filed an NI 43-101 technical report estimating a global resource of 4.4 million on its Block A property of which 2.5 million ounces indicated category and 1.9 million ounces are in the inferred category.  Both projects may eventually be one pit.

Detour Gold is well advanced on its project.  It has raised approximately $1 billion in equity capital to finance construction.  On January 25, 2011, Detour Gold announced an agreement with the Moose Cree First Nation.  On February 3, 2011 it announced terms for $105 million in Caterpillar equipment financing.  Detour Gold has reported that it has started infrastructure construction and expects to pour concrete for the processing plant by April 2011 and have up to 1,000 people working at site during the construction period.  Detour Gold expects production to begin in early 2013 with throughput ranging from 55,000 to 61,000 tpd and a mine life of 21 years.  Detour Gold has also indicated that it is evaluating an increase in process plant throughput which it believes will be justified if gold prices remain above $1,000 per ounce.

Detour Lake Global Reserves and Resources	2010

Proven and Probable Reserves (K oz)	14,860	(1)(2)
Measured and Indicated Resources (K oz)	20,515	(3)(4)
Inferred Resources (K oz)	5,144	(4)(5)

(1)          Detour Gold NI 43-101 Technical Report dated March 15, 2011 calculated using $850/oz gold price and 0.5 g/t cut-off grade.

(2)          Mineral reserves are included within the mineral resources reported.

(3)          Detour Gold NI 43-101 Technical Report dated March 15, 2011 Global Resources at 0.5 g/t cut-off grade.  Inclusive of reserves.

(4)          Excludes Detour Gold’s 50% interest in Block A resources.

(5)          Detour Gold NI 43-101 Technical Report dated March 15, 2011 using 0.5 g/t cut-off grade.

Block A Global Mineral Resources	2010

Indicated Resources (K oz)	2,477.5	(1)(2)(3)
Inferred Resources (K oz)	1,967.3	(1)(2)(3)

(1)          Trade Winds NI 43-101 Technical Report dated February 2011.

(2)          100% basis.

(3)          Resources stated at a cut-off of 0.4 g/t to 500m depth.

Dee (Storm, South Arturo), Nevada

Franco-Nevada holds a sliding scale gross royalty on production from the Dee claims, located at the northern end of the Carlin trend in north-central Nevada.  This sliding scale gross royalty rate ranges from 4% to 9% depending upon the production rate, a CPI indexed dollar value per ton and certain metallurgical characteristics of the ore.  The royalty agreement includes an AMR payment provision during non-producing periods, which has been paid since prior open pit operations were discontinued in 2001 and currently totals $200,000 per year.  Once any royalty burdened production begins, the past AMR payments are credited against the production royalty payments.

Currently, the property is operated by a joint venture between Barrick (60%) and Goldcorp (40%).  Over the last several years, exploration on and adjacent to the property has led to the discovery of the Storm and South Arturo deposits.  The underground Storm deposit, which lies mostly to the north of the royalty property, has been developed and went into production in late 2006 using the Dee pit for decline access into the underground mine.  A production royalty from the Storm operation would be payable to Franco-Nevada only if or when production occurs on the Dee claims.  The South Arturo deposit, which lies almost entirely on the Dee royalty claims and would be subject to Franco-Nevada’s sliding scale royalty, is being actively drilled by Barrick and evaluated as a potential new open pit mine.  In 2010, approximately 65,000 metres of mostly infill drilling were completed to improve resource confidence, while scoping level environmental, engineering and metallurgical studies have been initiated to provide guidance in the further development of the project.

On February 17, 2011, Barrick released updated reserves and resources for its 60% portion of the South Arturo deposit.  These pro rata Barrick ounces have been converted to a 100% equity basis and are shown below.

	2010	2009 (2)
Proven and Probable Reserves (M oz Au)	2.318	2.250
Measured and Indicated Resources (M oz Au)(1)	1.153	0.270
Inferred Resources (M oz Au)	0.210	0.050

(1)          Measured and Indicated Resources are exclusive of Proven and Probable Reserves.

(2)          Based on Goldcorp’s disclosure on February 17, 2010.

Perama Hill, Greece

Franco-Nevada holds a 2% NSR royalty on the Perama Hill project, which is located in the Thrace region of north-eastern Greece and is owned by Eldorado Gold Corp. (“Eldorado”).  Eldorado reports current Proven and Probable Reserves for Perama Hill of 966,000 ounces of gold at a grade of 3.2 g/t.  The Measured and Indicated Resource for Perama Hill contains 1.363 million ounces of gold at a grade of 3.62 g/t and an Inferred Resource of 552,000 ounces of gold grading 1.96 g/t.  Mineralization on the property is non-refractory in nature and would be accessible at a very low strip ratio of 0.4:1.  The estimated metallurgical recovery is 90%.  Eldorado projects construction capital of $159 million for a project capable of producing 110,000 oz/year with an average operating cost of $278/oz.  According to Eldorado, the recent political and economic developments in Greece are viewed as positive for the permitting and timely development of this project.  Eldorado has submitted a Pre-Environmental Impact Assessment and expects approval to submit the Environmental Impact Assessment in 2011.

Agi Dagi, Turkey

In September 2010, Franco-Nevada acquired a 2% NSR royalty on the Agi Dagi property owned by Alamos Gold Inc. (“Alamos”). The Agi Dagi property is located in the Çanakkale Province of northwest Turkey and Alamos is currently preparing a preliminary feasibility study.  The overall project contemplates the mining of two separate areas, Agi Dagi and Kirazli, with the NSR covering the Agi Dagi area.

Alamos has budgeted $15 million in 2011 for the completion of environmental impact assessments, a preliminary feasibility study and other development work at Agi Dagi and Kirazli.  In addition, Alamos plans to spend $10.5 million on exploration drilling at the Agi Dagi project during 2011.  Alamos expects to complete the preliminary feasibility study for the Agi Dagi and Kirazli projects at the end of the second quarter of 2011 and as part of this study, Alamos will report mineral reserves at Agi Dagi and Kirazli for the first time.  Alamos has announced plans to commence open pit mining at Kirazli in the first quarter of 2013, followed by Agi Dagi in the first quarter of 2014, provided environmental approvals are in place.

Bullabulling, Western Australia

Franco-Nevada has a 1% GR on gold covering portions of the Bullabulling project (“BBJV”), located in the Coolgardie region of Western Australia.  The BBJV is a 50/50 joint venture between Auzex Resources Limited (“Auzex”) and GGG Resources plc (“GGG”).  The BBJV project area subject to Franco-Nevada’s royalty is 819 hectares.  In August 2010 Auzex and GGG reported an inferred resource of 1,982,000 gold ounces, and their intention to publish an upgraded resource and initial reserve in March 2011.  Resources are for the entire property and not specific to Franco-Nevada’s royalty interest.  Franco-Nevada’s 1% GR also applies to a 332 hectare mining lease currently held by Resolute Mining Limited and adjacent to the BBJV area.  There are no reported reserves or resources on this adjacent mining lease.

Courageous Lake, Northwest Territories

Franco-Nevada has a 1.02% NSR royalty on the Courageous Lake project covering approximately 67,000 acres and an area of interest located in the Northwest Territories, Canada and operated by Seabridge Gold Inc. (“Seabridge”). In March 2008, Seabridge released the results of a preliminary assessment in which the independent consultants concluded that an open-pit mining operation, with on-site processing, is the most suitable development scenario for the Courageous Lake project. A base case scenario was developed proposing a 25,000 tonne per day operation (9.125 million tonne per year throughput) resulting in a projected 11.6 year operation with average estimated annual production of 500,500 ounces of gold at an estimated life of mine average cash operating cost of $435 per ounce.  The base case scenario utilized measured, indicated and inferred resources in the mine plan. Initial capital costs for the project were estimated at $848 million, including a contingency of $111 million.  Since the preliminary assessment, resources have grown substantially on the property and stand at 6.78 million ounces of gold in the measured and indicated categories, plus an additional 4.54 million ounces in the inferred category (0.83 gram per tonne cutoff).  Seabridge expects to complete an update to the preliminary assessment in the second quarter of 2011 based on the recent resource estimates.

Goldfields, Saskatchewan

Franco-Nevada holds a 2% NSR royalty on the 25,685 hectare Goldfields property located in northern Saskatchewan, Canada.  The property is owned 100% by Brigus Gold Corp. (“Brigus”) as a result of a merger of Apollo Gold Corporation and Linear Gold Corp., the previous project owner.  The Goldfields project currently consists of two gold deposits: the Box deposit, which is at the feasibility stage, and the Athona deposit, which has a completed pre-feasibility study.  Box is planned as an open pit mine processing ore through a proposed 5,000-tonne per day mill, resulting in the production of 70,000 to 90,000 ounces of gold annually.  The current projected life of the mine based on estimated gold mineral reserves of 695,900 oz is approximately eight years, but includes only the Box deposit.  With the addition of 344,500 ounces of reserves from the Athona deposit, which could be trucked to the Box mill for processing, the mine life is expected to extend to fourteen years.  The Goldfields project is pending a final development decision anticipated by June 2011 and Brigus intends to develop the Goldfields project into a producing gold mine within the current development schedule as early as 2013.

Gurupi, Brazil

Franco-Nevada holds a sliding scale NSR royalty (1% when the gold price is greater than $400 per ounce) on the Gurupi project located in the state of Maranhão in northern Brazil and owned by Jaguar Mining Inc. (“Jaguar”). The project includes the Cipoeiro and Chega Tudo mesothermal vein-style deposits, which would be mined as two separate open pits. Jaguar reported the results of a feasibility study for Gurupi in January 2011. The feasibility study plans for an open-pit mine that would produce approximately 149,000 ounces of gold annually for a period of 13 years at an average cash cost of $445 per ounce.  Reserves at Gurupi are 2.33 million ounces and Jaguar is carrying out further exploration on the property, with a 30,000 meter drill program underway. Pre-production capital costs are expected to be approximately $278 million.  Jaguar raised $103.5 million through the issue of convertible notes in February 2011, which is intended to help finance the project. Jaguar is proceeding with environmental and permitting work and expects to reach a production decision for the project during 2011 and, if favourable, achieve production in 2013.

Kirkland Lake, Ontario

Franco-Nevada holds a 1-2% sliding scale NSR on land operated by Queenston Mining Inc. (“Queenston”), a 2-3% sliding scale NSR on land operated jointly by Queenston and Kirkland Lake Gold Inc. (“KL Gold”), and a 20% NPI on certain claims at the Macassa Mine operated by KL Gold. The royalty properties cover over 15 miles of the Larder Lake and Kirkland Lake Main Breaks in the Kirkland Lake camp of Ontario. These include revenue-based royalties covering resources currently being drilled by Queenston notably at Upper Canada and Anoki-McBean.  Queenston has reported that Measured and Indicated Resources at McBean are 105,000 ounces and at Anoki are 111,200 ounces.  Queenston has been reporting encouraging drill results from its current drill program at Upper Canada and it expects to prepare NI 43-101 compliant resources at Upper Canada in early 2011.  Over the next two years Queenston plans to advance the McBean, Anoki and Upper Canada projects towards pre-feasibility stage.  Close to the Macassa mine, KL Gold has been exploring from underground a high grade discovery called the South Mine Complex (“SMC”).  Franco-Nevada’s profit-based interest on resources under the Joseph and Gracie claims appear to be close to the south-west extensions of the discovery.

Kiziltepe, Turkey

Franco-Nevada holds a 1.5%-2.5% sliding scale NSR royalty on the Kiziltepe Sector.  The Kiziltepe Sector along with the Tavsan Sector form the broader Red Rabbit project located in the Balikesir Province of western Turkey. The Red Rabbit project is being explored and developed through a joint venture between Ariana Resources plc (“Ariana”) and Proccea Construction Co.  Ariana has completed environmental and economic scoping studies for the broader Red Rabbit project.  It is targeting a mining operation at Kiziltepe which would produce 25,000 ounces of gold and 350,000 ounces of silver annually over a six to seven year mine life at a cash cost of $350-400 per ounce.  In October 2010, Ariana announced an 25% increase in open pittable vein resources at Kiziltepe, which now has JORC compliant resources of 232,900 gold equivalent ounces in all categories including 26,400 ounces in the inferred category.  In September 2010, Ariana announced the commencement of a bankable feasibility study and environmental impact assessment which are targeted for completion during 2011. According to Ariana’s current project development plans, mining of the Kiziltepe sector is to commence in 2012 while Tavsan continues to be developed and further explored.

Pinson, Nevada

Franco-Nevada holds a 1-2% NSR royalty on approximately 20 sections and a smaller royalty on another half section of checkerboard land in the area covering portions of the Pinson and Getchell properties in Nevada.  The Pinson project is located near the intersection of the Getchell Gold Belt and the Battle Mountain-Eureka Trend in the heart of the Nevada Gold Province. Pinson is south of Barrick and Newmont’s Getchell/Turquoise Ridge Mine and 8 miles from Newmont’s Twin Creeks Mine complex.

The Pinson project’s most recent resource statement was announced in July 2007 by Atna Resources Ltd., and reported Measured and Indicated Resources of 1.063 million ounces and Inferred Resources of a further 1.146 million ounces.  It is unclear as to which, if any, portion of these resources will be ultimately mineable and also subject to Franco-Nevada’s royalties. Franco-Nevada is receiving AMR payments on the property, which will be credited against any future production royalty payments if and when they occur.

Prosperity, British Columbia

In May 2010, Franco-Nevada agreed to acquire 22% of the gold produced at the Prosperity copper-gold project in British Columbia 100% owned by Taseko.  Franco-Nevada committed to provide a $350 million deposit and certain warrant consideration for the construction of Prosperity when the project was fully permitted and financed.  In addition, Franco-Nevada agreed to pay Taseko the lesser of $400 an ounce (subject to an adjustment for inflation) and the prevailing market price for each ounce of gold delivered.

Taseko plans to develop the Prosperity property into a large-scale, long-life open pit mine.  In November 2009, Taseko announced reserves for Prosperity of 7.7 million ounces of recoverable gold and 3.6 billion pounds of recoverable copper.  Taseko estimated pre-production capital costs of C$815 million to construct a project capable of milling 70,000 tonnes per day and producing in the first five years an annual average of 300,000 ounces of gold and 130 million pounds of copper.

In January 2010, a provincial environmental assessment certificate was issued for Prosperity but a federal authorization was denied in November 2010.  In February 2011, Taseko submitted a new project description for Prosperity to the Government of Canada that preserves Fish Lake, addressing a key concern with the project as previously proposed.  Franco-Nevada’s financing commitment remains available to Taseko provided the project is fully permitted and financed prior to May 12, 2012.

Red October, Western Australia

Franco-Nevada has a 1.75% NSR royalty on gold recovered from the Red October project located in the Laverton region of Western Australia, 15km south of Sunrise Dam.  Indicated resources at December 31, 2010 were 188,000 ounces (1,084,000 tonnes grading 5.35 g/t gold).  Franco-Nevada’s royalty interest covers 2,860 hectares surrounding the Red October deposit, and includes all project gold resources.  The royalty applies to production greater than 160,000 ounces.  Historic production from open pit mining was 106,779 ounces.

Saracen Mineral Holding Limited (“Saracen”) is the operator.  Saracen currently produces 100,000 ounces of gold per annum through the 2.4Mtpa Carosue Dam mill.  Current gold production is from the Porphyry and Whirling Dervish open pit mines.  Saracen has reported that Red October is a key component of its plan to lift gold production above 160,000 ounces per annum.  Pit dewatering has commenced and is scheduled for completion in October 2011 and a decline will be established to enable bulk ore parcels to be mined and processed through the Carosue Dam mill.

Sandman, Nevada

Franco-Nevada’s royalties on the Sandman project consist of (1) a production royalty of 0.5674% NSR on the first 200,000 oz Au produced from the royalty lands, and (2) a 5% NSR royalty on production from the 6,700 acres of subleased private lands, payable only after the initial 300,000 oz of gold have been produced.

The Sandman project is an advanced exploration project located approximately 13 miles west of the town of Winnemucca, Nevada and is operated as a joint venture between Newmont (51%) and Fronteer Gold Inc. (“Fronteer Gold”) (49%).  The Sandman project covers approximately 24,440 acres and consists of mining claims and checkerboard fee lands.  Franco-Nevada owns two royalties on a portion of the project which cover a total of some 6,700 acres of private lands under a mining sublease and approximately 2,280 acres included in some 114 in unpatented mining claims.  As of May 2007, NewWest Gold Corporation, the predecessor to Fronteer Gold, identified some 310,000 oz of NI 43-101 compliant resources contained within four separate gold deposits.  The mineralization reportedly is near-surface, oxidized and locally high grade.  Fronteer Gold and Newmont are continuing to explore the property as some of the deposits reportedly remain open and numerous other targets exist on the property which have yet to be tested.

On February 3, 2011 Newmont and Fronteer Gold announced that they have entered into an agreement pursuant to which Newmont will acquire all of the outstanding common shares of Fronteer Gold by way of a plan of arrangement in a transaction valued at approximately C$2.3 billion.  The parties expect the transaction to close in April 2011.

Wiluna, Western Australia

Franco-Nevada has a 3% to 5% sliding scale NSR gold royalty and a 2% NSR nickel royalty on the Wiluna Gold Operation located in Western Australia and operated by Apex Minerals NL (“Apex”).  The gold royalty rate is 5% for gold prices above $400/oz.  The royalty area is 10,522 hectares, of which 4,362 hectares forms an

“exclusion zone”.  Within this exclusion zone, the first one million ounces of contained gold in ore processed is excluded from the royalty.  Franco-Nevada estimates at December 31, 2010 a total of 645,000 contained gold ounces have been mined and processed from the exclusion zone.  All Apex reserves, resources and production at Wiluna are within the boundaries of the exclusion zone.  In addition, Franco-Nevada’s royalty interest includes tenements surrounding the Apex-owned Wiluna Gold Operation, with a total of 115,174 hectares of the Wiluna district subject to the Franco-Nevada royalty.

There is a long history of open-pit and underground gold production from multiple deposits in the Wiluna area.  Total production from 1902 to 1947 was 2.2 million gold ounces.  Wiluna operated from 1987 to June 2007 and then was placed on care and maintenance.   Apex acquired the Wiluna Gold Operation in June 2007 and resumed production in November 2008.  Currently ore is sourced from multiple underground deposits and processed at the 900Ktpa Wiluna mill.

	2010		2009		2008
Production (K oz Au)	69		84		1
Proven and Probable Reserves (K oz Au)	286	(2)	326	(1)	227	(1)
Measured and Indicated Resources (K oz Au)(4)	1,017	(3)	763	(1)	335	(1)
Inferred Resources (K oz Au)	1,203	(3)	849	(1)	224	(1)

(1)          2008 and 2009 reserves/resources at June 30.

(2)          2010 Reserves at October 1, 2010.

(3)          2010 Resources at October 22, 2010.

(4)          Includes Reserves.

PGM Assets

Producing PGM Assets

Stillwater Complex, Montana

Stillwater Mining Company (“Stillwater”) owns and operates the Stillwater mine and the East Boulder mine in Montana. Production began in 1986 at the Stillwater mine and in 2002 at East Boulder mine (together, the “Stillwater complex”).  Franco-Nevada’s royalty is a 5% NSR payable on all commercially recoverable metals produced from 813 of the 995 claims that cover the Stillwater complex.  The amount of the royalty is reduced by permissible “onward processing” deductions, which have averaged 10-12% of revenue over the last several years.

Based on management’s estimates, Franco-Nevada’s Stillwater complex royalty covers 80-85% of the combined reserves and resources of the deposit.  Historically, the percentage of ore mined from the royalty ground has been significantly lower than the 80-85% reserve/resource estimate. However, in recent years the annual percentage of production on the royalty ground has increased, averaging 85% since 2005.

Prior to 2006, Stillwater was successful in replacing reserves net of depletion at the Stillwater complex.  As a result of what Stillwater describes as the unique PGM enrichment of the J-M Reef, management believes that reserve replacement will not be a function of discovery but, instead, will depend on Stillwater’s ability to complete adequate definition drilling, fund adequate infrastructure development and successfully manage capital and operating cost pressures.

In its January 12, 2011 press release of 2010 results, Stillwater reported mine production of 485,100 PGM ounces, which was a slight decrease from 2009.  This decrease reflects a lower-than-planned ore grade in the off-shaft area at the Stillwater Mine and a limitation on available mining stopes at the East Boulder Mine.  Stillwater estimated approximately 83% of this 2010 production was sourced from royalty lands and also provided production guidance for 2011 of 500,000 ounces from the Stillwater complex.

In early 2010, Stillwater assembled a team to evaluate the potential of various undeveloped areas along the J-M Reef.  Nine separate projects were considered and two projects quickly emerged as the preferred options.  The first, known as the Blitz project, extends the existing Stillwater Mine development an additional 20,000 feet while the other, the Graham Creek project, extends the existing East Boulder Mine development about 8,200 feet.  Although both are being engineered as five-year projects which currently do not contribute to production until completion, Stillwater will evaluate opportunities to bring on the production earlier if possible.

Capital expenditures were $50.3 million in 2010 and, based on Stillwater’s year-end guidance, are expected to be $120 million in 2011 with $20 million being attributable to the Blitz, Graham Creek and other development opportunities.

The following table sets forth selected historical financial and operating information relating to the Stillwater complex for the periods indicated.

	2010	2009	2008
PGM Revenue to Franco-Nevada ($000)	$13,091	$10,135	$13,553
Production (Pd/Pt K oz)(1)	374/111	407/122.9	384/115
Proven and Probable Reserves (K oz)(1)(2)(3)	19,871	20,614	20,461

(1)          Production, reserves and resources are for the entire mining property and not specific to Franco-Nevada’s royalty interest.

(2)          Expressed as palladium plus platinum in situ ounces at a ratio of approximately 3.55 parts palladium to 1 part platinum.

(3)          Average mining and processing losses of approximately 19.3% must be deducted to arrive at estimated recoverable ounces.

Sudbury Operations (PGM), Ontario

Franco-Nevada acquired its interest in the Sudbury Operations as a result of its acquisition of Gold Wheaton on March 14, 2011.  Quadra FNX (and previously FNX Mining Company Inc.) operates the Levack (Morrison deposit), Podolsky and McCreedy West mines in the Sudbury basin.  The Sudbury basin is world renowned for the Ni-rich contact deposits typically located along the base of the Sudbury igneous complex.  The footwall to the Sudbury igneous complex is also the host to footwall-style Cu-Ni-Pt-Pd-Au deposits.  Quadra FNX sells ore from its Sudbury contact and footwall operations under contract to Vale Inco for processing at the Clarabelle Mill in Sudbury.

In July 2008, Gold Wheaton entered into a gold stream agreement to purchase 50% of the contained gold, platinum and palladium (“Gold Equivalent Production Ounces”) in ore mined and from certain footwall-style deposits then owned by FNX Mining Company Inc. (“FNX Mining”) for the life of any mining on the deposits.  As consideration, Gold Wheaton agreed to an upfront payment of C$400 million to FNX Mining and an ongoing payment per ounce of Gold Equivalent Production Ounces equal to the lesser of (i) $400 subject to an inflation adjustment commencing on the third anniversary after closing, and (ii) the then prevailing gold market price.

Levack (Morrison deposit):  The gold stream agreement applies to the Morrision deposit (previously called the Levack Footwall deposit), Rob’s zone and 1900 zone at the Levack complex which has been in production since 2007.  Quadra FNX provided the following 2011 outlook for the Morrison deposit, “Development of the Morrison deposit remains on track with production expected to continue to increase through 2011 and into 2012 and Quadra FNX expects 2011 production from Morrison to range between 30 and 40 million pounds of payable copper, approximately 20-25 thousand ounces of payable TPMs and approximately 5 million pounds of payable nickel.  Quadra FNX’s ability to attain the upper end of the production range is mainly dependent on maximizing utilization of the internal ramp system and the successful commissioning of the backfill system.  Completion of the shaft rehabilitation is expected to allow the production rate to be increased to over 45 million payable pounds of copper.”

	2010	2009	2008
Proven and Probable Reserves (K oz TPM)	na	278	4
Measured and Indicated Resources (K oz TPM)	na	324	171
Inferred Resources (K oz TPM)	na	7	18

“TPM” means total precious metals and includes platinum, palladium and gold.

Measured and Indicated Resources are inclusive of Reserves.

A Reserve and Resource statement for year-end 2010 was not available as of the date of this AIF filing.

Podolsky Mine:  The gold stream agreement applies to the 2000 and North deposits at the Podolsky mine which has been in operation since 2008.  Quadra FNX expects 2011 production from Podolsky to be approximately 20-25 thousand ounces of payable TPMs.  Quadra FNX indicated that in 2011 increased focus will also be placed on exploration with the aim of improving the reserve base.

	2010	2009	2008
Proven and Probable Reserves (K oz TPM)	na	100	62
Measured and Indicated Resources (K oz TPM)	na	152	220
Inferred Resources (K oz TPM)	na	96	112

“TPM” means total precious metals and includes platinum, palladium and gold.

Measured and Indicated Resources are inclusive of Reserves.

A Reserve and Resource statement for year-end 2010 was not available as of the date of this AIF filing.

McCreedy West Mine:  The gold stream agreement applies to the PM and 700 deposits at the McCreedy West mine which has been in production since 2003.  Quadra FNX expects 2011 production at the McCreedy West mine to be limited to the copper-rich footwall zones and to be approximately 5-6 million pounds of payable copper and approximately 25-30 thousand ounces of payable TPMs.  Contact nickel ore mining plans currently remain on hold.

	2010	2009	2008
Proven and Probable Reserves (K oz TPM)	na	140	119
Measured and Indicated Resources (K oz TPM)	na	286	353
Inferred Resources (K oz TPM)	na	—	55

“TPM” means total precious metals, and includes platinum, palladium and gold.

Reserves/Resources relate to the McCreedy West Footwall deposit.

Measured and Indicated Resources are inclusive of Reserves.

A Reserve and Resource statement for year-end 2010 was not available as of the date of this AIF filing.

Pandora, South Africa

Franco-Nevada has a 5% NPI royalty on the 17,193 acre Pandora property in the western Bushveld area of South Africa. Anglo American Platinum Corporation (“Angloplat”) and Lonmin Plc (“Lonmin”) formed a joint venture to develop the Pandora property in 2001.  The property is owned by Angloplat (42.5%), Lonmin (42.5%), Bapo-Ba-Mogale Mining Company (7.5%) and Mvelaphanda Resources (7.5%).  The royalty provides for AMR payments of ZAR 100,000 (approximately $14,000).

The mine forms part of the north western limb of the Bushveld Complex and is situated approximately 40 kilometres east of the town of Rustenburg in South Africa.  Current mine infrastructure consists primarily of the E3 Decline Shaft, which mines UG2 ore exclusively.  The mining method is conventional breast stoping with strike pillars.  The operating depth for the current workings is between surface and 300m below surface.  The down-dip extension to the Pandora Plan 4 area was included in the Mineral Reserve in 2010.  The current LoM plan consists of a Mineral Resource (exclusive of Ore Reserves) of 19.1 4E million ounces and an Ore Reserve of 1.9 4E million ounces (4E represents platinum, palladium, rhodium and gold).  The partners agreed to proceed with a phased implementation of the project in 2005.  The approach was based on continued development and stoping in the E3 decline and the start of two opencast sections.  Further deepening of the No 3 decline is ongoing, while the open pit mining operations have been completed.

Lonmin reported in its 2010 Annual Report that the extension of the current Pandora underground operation which will give access to two additional levels, extending the life of the shaft, has commenced and completion is planned for 2011.  The feasibility study on the 180,000 tonnes per month project was concluded during 2010 and various components of the study continue to be reviewed in order to extract the optimal value for the joint venture.  This includes an option to extend the current decline project resulting in access to four additional levels.  The centre of gravity of future mining will shift towards ground covered by the Franco-Nevada royalty as the mine is deepened.

Platinum production attributable to Angloplat’s 42.5% share increased by 18% to 34.3 koz in 2010, from 28.2 koz in 2009.  The 4E measured head grade increased by 8% to 4.38 g/t in 2010.  Cash operating costs per platinum ounce in ore delivered to concentrators increased by 23% to R10,156.  Capital expenditure for the year totalled R133 million.  Angloplat reported in its 2010 Annual Report that the mine will continue to produce at the same level in 2011 and that production will be ramped up once the deepening of the No 3 decline is completed in mid 2012.

	2010	2009	2008
PGM Revenue to Franco-Nevada ($000)	$959	$1,696	$13

Other Minerals Assets

Producing Other Minerals Assets

Mt Keith, Western Australia

Franco-Nevada owns both a 0.375% GR royalty and a 0.25% NPI on lands including the Mt Keith nickel mine in Western Australia operated by BHP Billiton Ltd. (“BHP”).  The 0.375% GR royalty was acquired by Franco-Nevada effective September 1, 2009 for A$20m. Mt Keith is a large, low-grade disseminated sulphide ore body and the world’s largest open-pit nickel mine.  Mt Keith has a mining rate of approximately 40 million bcm/annum. Concentrator ore throughout is approximately 11.5 million tonnes/annum with 60-70% recoveries. The production capacity is 35-40,000 tonnes/annum of nickel in concentrate, at approximately 20% nickel grade. Mining commenced in 1993 with the first nickel concentrate produced in 1994.  BHP reported that Mt Keith has an estimated mine life of 14 years.

	2010	2009	2008
Nickel Revenue to Franco-Nevada ($000)	$3,123	$720	$84
Production (K t Ni)	37	29	26
Proven and Probable Reserves (K t Ni)	836	863	935
Measured and Indicated Resources (K t Ni)	1,727	1,857	2,058
Inferred Resources (K t Ni)	154	144	159

Reserve/Resource numbers are at June 30.

Reserve/Resource numbers do not incorporate recovery rates — metallurgical recoveries for Mt Keith are 68%.

Robinson (Copper), Nevada

Franco-Nevada has an interest in both the gold and copper production from the Robinson open pit mining complex near Ely, Nevada.  The operation and the gold royalty interests are discussed in more detail above under “Gold Assets — Producing Gold Assets — Robinson (Gold), Nevada”.  Under an agreement purchased from Nerco, Franco-Nevada receives a 0.225% NSR on all production.  Under an agreement purchased from Alta, Franco-Nevada is also entitled to a price participation royalty on 51% of 40% of each pound of copper production from the property in excess of 130 million pounds of copper multiplied by the spot price less $1.00 per pound adjusted for inflation (based on 1990 dollars).  Amounts are only payable in any year in which the average price of copper during that year exceeds a $1 per pound threshold, as adjusted for inflation (based on 1990 dollars).

Quadra FNX announced that the Robinson mine produced 109 million pounds of copper in 2010 and, therefore, did not meet the copper production threshold required to trigger the royalty payment under the Alta agreement.  Quadra FNX has given production guidance for 2011 of 105 to 120 million pounds of copper.  However, an early 2011 localised pit wall failure may trigger a change to the mining schedule.  Quadra FNX is evaluating alternatives, including incorporating ores from its historically mined Liberty pit, which it expects will add medium-term mining flexibility.

The following table sets forth selected historical copper production levels, and reserves and resources for the Robinson mine for the periods indicated.  During 2010, Franco-Nevada received $747,000 in royalty payments from Robinson (Copper), entirely from the Nerco NSR.

	2010		2009		2008
Copper Revenue to Franco-Nevada ($000)	$747		$512		$10,534
Production (Mlbs Cu)(1)	109		122.5		159.7
Proven and Probable Reserves (K t Cu)(1)	na	(6)	545	(4)	728	(2)
Measured and Indicated Resources (K t Cu)(1)	na	(6)	2,845	(5)	3,325	(3)
Inferred Resources (K t Cu)(1)	na	(6)	101	(5)	249	(3)

(1)          Production, reserves and resources are in respect of the entire mining property and may not be specific to the royalty interests. Measured and Indicated Resources are inclusive of Proven and Probable Reserves.

(2)          Year-end 2008 reserves as of January 1, 2009 based on NSR calculations based on US$2.00 per lb of copper and US$800 per oz of gold.

(3)          Year-end 2008 Mineral Resources as of January 1, 2009 based on 0.2% Cu cutoff.

(4)          Year-end 2009 Reserves as of January 1, 2010.

(5)          Year-end 2009 Mineral Resources as of January 1, 2010 based on 0.2% Cu cutoff.

(6)          A Reserve and Resource statement for year-end 2010 was not available as of the date of this AIF filing.

Lounge Lizard, Western Australia

Franco-Nevada has a 2% GR nickel royalty over the Lounge Lizard underground nickel mine located in the Forrestania region of Western Australia.  The Lounge Lizard mine is owned by Kagara Ltd (“Kagara”) and is part of Kagara’s Forrestania nickel project.  Franco-Nevada’s royalty interest covers 40,300 hectares of the Forrestania nickel project and includes all known reserves and resources.

Lounge Lizard is adjacent to the Flying Fox underground nickel mine which is owned and operated by Western Areas NL (“Western”).  Western is the manager and operator for all aspects of the combined Lounge

Lizard/Flying Fox project.  Lounge Lizard is accessed through the Flying Fox decline, ore is processed at Western’s Cosmic Boy treatment facility, and concentrate is sold into Western’s existing nickel off-take agreements with BHP and Jinchuan Group Ltd.  Development of Lounge Lizard commenced in late 2009, with first production from development ore in January 2010.  Stoping commenced in November 2010.  Lounge Lizard will commence full production in January 2011 and Kagara has publicly forecast production of 50Kt of ore grading 4% nickel annually from 2011 forward.

2010
Nickel Revenue to Franco-Nevada ($000)	$178
Production (K t Ni)	1
Proven and Probable Reserves (K t Ni)(1)	17
Measured and Indicated Resources (K t Ni)(1)(2)	12
Inferred Resources (K t Ni)	9

(1)       Reserves/resources at September 30, 2010.

(2)       Resources do not include reserves.

Advanced Other Minerals Assets

Falcondo (Nickel), Dominican Republic

Franco-Nevada has a 4.1% equity interest in Falcondo Dominicana, C. por A. (“Falcondo”).  Xstrata plc (“Xstrata”) has an 85.26% equity interest and government agencies of the Dominican Republic own most of the balance.  Franco-Nevada receives revenue from Falcondo only through discretionary dividend distributions on its shares.  Falcondo is a ferronickel surface mining operation located in the Dominican Republic with operations dating since 1971.  Ferronickel is a combination of iron and nickel used by the stainless steel industry.  It is sold to the stainless steel industry in the form of ferrocones containing roughly 40% nickel and 60% iron.  Falcondo uses an integrated complex of four mines, smelter, crude oil supply system, oil refinery and 200 megawatt power plant and has a capacity of 29,000 tonnes of nickel contained in ferronickel per annum.  Operations were suspended in August 2008 in response to the global economic downturn.  In October 2010 Falcondo began restart activities with a plan to reduce costs by using procured electricity and the continued use of naphtha for metallurgical reduction.  Xstrata expects production to ramp up to 50% of capacity, or approximately 14,000 tonnes per annum of nickel in ferronickel, by March 2011 with approximately 850 employees.  The project to convert the long-term energy source for Falcondo’s process plant from oil to natural gas to enable the operation to reach 100% of capacity will continue in conjunction with the partial resumption of operations.  Xstrata reported that, as at June 30, 2010, proven reserves were 49.6 million tonnes grading 1.21% nickel and probable reserves were 29.7 million tonnes grading 1.36% nickel.  The indicated mine life is more than 20 years at full production and with growth potential.

Peculiar Knob, South Australia

Franco-Nevada has a variable dollar per tonne royalty on the Peculiar Knob iron ore deposit located northwest of Prominent Hill in South Australia.  The royalty rate is A$0.5985 multiplied by the percentage iron ore content in ore shipped, and also adjusted for movements in the iron ore index price from a base date of December 4, 2003.  Franco-Nevada’s royalty interest covers 251 hectares and includes all known reserves and resources of the Peculiar Knob iron ore deposit.  Based on recent iron ore prices, Franco-Nevada estimates this royalty to be comparable to a 2% gross royalty.

Peculiar Knob is a being developed by WPG Resources Ltd. (“WPG”).  WPG raised $A205 million in debt and equity financing in November 2010, and is proceeding with development of Peculiar Knob, with the intention of commencing shipments in late 2011.  The forecast mining rate is 3.3Mtpa.  Peculiar Knob ore is direct shipping iron ore fines.  As at October 18, 2010, Proven and Probable Reserves were 16.74 million tonnes at an average grade of 63.21% iron, Measured and Indicated Resources were 17.7 million tonnes at an average grade of 64.0% iron, and Inferred Resources were 1.5 million tonnes at an average grade of 64.6% iron.

Rosemont, Arizona

Franco-Nevada has a 1.5% NSR royalty on the bulk of minerals extracted from the majority of claims covering the Rosemont (Helvetia) project, located in Pima County, approximately 30 miles southeast of Tucson, Arizona.  The property is currently in the permitting process.  The property contains three known potentially open-pit mineable copper/molybenum/silver skarn deposits (Rosemont, Peach Elgin and Broadtop Butte, respectively) and is situated near a number of large porphyry type producing copper mines operated by Freeport-McMoRan Copper & Gold Inc. and Asarco LLC. The project is owned by Augusta Resource Corporation (“Augusta”).

As of March 25, 2010, Augusta reported that Measured and Indicated Resources at Rosemont, assuming a 0.15% copper cut-off and $1.85/lb copper price, included 105.1 million tonnes of oxide and mixed ore, and 596.8 million tonnes of sulfide mineralization containing 6.17 billion pounds of copper, 176 million pounds of molybdenum and 72 million ounces of silver.  Proven and Probable Reserves, which are included in the above resources, were 70.0 million tonnes of oxide ore containing 241 million pounds of copper and 546.3 million tonnes of sulfide ore containing 4.93 billion pounds of copper, 161 million pounds of molybdenum and 65 million ounces of silver.

Augusta released an updated feasibility study in January 2009 re-affirming that the Rosemont (Helvetia) project is technically and economically feasible and that the project will be a conventional modern hard rock open pit operation, with a mine life of 21 years, and average annual production of 221 million pounds of copper, 4.7 million pounds of molybdenum, and 2.4 million ounces of silver over the expected mine life.

In November 2010, Augusta publicly announced that its Environment Impact Statement (“DEIS”) had been delivered to the US Forest Service for internal review.  The Company anticipates the release of the Rosemont DEIS and subsequent public hearings to be scheduled for early 2011.

King Vol, Queensland

Franco-Nevada has a A$1.20 per tonne fixed royalty over the King Vol base metal deposit located in northern Queensland. The operator is Kargara Ltd. Franco-Nevada’s royalty interest covers 14,430 hectares of the greater Walsh River project and includes all known King Vol deposit reserves and resources.

King Vol reserves and resources at June 30, 2010 are detailed in the table below:

	K tonnes	Zn%	Cu%	Pb%	Ag g/t
Proven and Probable Reserves	1,317	11.2	0.7	0.8	36
Inferred Resources (excluding reserves)	1,969	14.0	0.8	1.1	43

Exploration Assets

Franco-Nevada has interests in 146 exploration stage mineral properties as at March 24, 2011.  By commodity, these include 125 gold exploration assets, 2 PGM exploration assets and 19 other minerals exploration assets.  Exploration assets are speculative and unlikely to generate revenue to Franco-Nevada in the next five years.  While some of these assets are associated with properties that have production, reserves or resources, Franco-Nevada’s exploration stage property interests are estimated to be either outside known resources or they require more than currently known reserves or resources to become payable.  A good portion of the properties are inactive and may not see activity again. Some of the properties are in proximity to operating or advanced projects discussed above.  Franco-Nevada has not visited or audited its full list of exploration assets and has relied on operator reports, public disclosures and title searches to determine which properties are in good standing.  It is possible some properties may have lapsed or some AMR revenue may be uncollectable.

Exploration assets that were reclassified as advanced assets in the past year are:  Admiral Hill, Bullabulling, Courageous Lake, Detour (Block A), Goldfields, Gurupi, Kizeltepe and Red October.

The following table is a list of exploration assets that have been reviewed by Franco-Nevada.  Assets in respect of which Franco-Nevada has not yet obtained recent information have not been listed.  Assets which have had their terms or leases expire and have been written off are also not listed.  In 2010, Franco-Nevada wrote-off five exploration royalty assets and deducted them from its asset counts.

Reviewed Exploration Assets

Asset	Operator	Interest and %(1)
CANADA
Eskay Creek, British Columbia	Barrick Gold Corporation	1% NSR (Au, Ag, Pb)
Tide, British Columbia	Kiska Metals / American Creek	1.5% NSR (All Minerals)
Monument Bay, Manitoba	Mega Precious Metals Inc.	2-3% NSR (Au)
Oxford Lake, Manitoba	Alto Ventures Ltd.	1.5-2.5% NSR (All Minerals)
Clan Lake (Sito Lake), NWT	Tyhee Development	2-3% NSR (All Minerals)
Redstone (Coates Lake), NWT	Western Copper Corporation	3-4% NSR (All Minerals)
Coldwell PGM (Par Lake), Ontario	Stillwater Mining Company	2% NSR (Pt, Pd)
Detour (Mikwam), Ontario & Quebec	ESO Uranium Corp.	0.4824% (All Minerals)
Golden Highway (Stoughton), Ontario	Harte Gold Corp.	0.5-2.5% NSR (Au)
Hemlo (JOA), Ontario	Beaufield Resources Inc. (Jiminex option)	0.5-1% NSR (Au)
Kirkland Lake (Queenston), Ontario	Queenston Mining Inc.	2% NSR (Au)
Kirkland Lake (West JV), Ontario	Queenston Mining/Kirkland Lake	2-3% NSR (Au)
Newman-Heyson, Ontario	Premier Gold Mines/Sabine Silver	1.5-2% NSR (All Minerals)
Newman-Todd, Ontario	Redstar Gold Corp.	1.5-2% NSR (Au)
Red Lake (Skinner), Ontario	Sabina Silver Corp	1% NSR (All Minerals)
Shining Tree (Creso), Ontario	Creso Exploration Inc.	Option to acquire 2% NSR (Au)
Shining Tree (Knight), Ontario	Bear Paw Resources	2-3% NSR (Au)
Timmins (Cripple Creek), Ontario	Richmont Mines Inc.	1.05-1.75% NSR (Au)
Timmins (Sewell), Ontario	Richmont Mines Inc.	1.5-1.75% NSR (Au)
Timmins (West Porcupine), Ontario	Trillium North Minerals Ltd.	2% NSR (All Minerals)
Timmins (Whitney 1), Ontario	John Prochnau	2.5% NSR (All Minerals)
Timmins (Whitney 2), Ontario	Goldcorp	2.5% NSR (All Minerals)
Cadillac-Sphinx, Quebec	Agnico-Eagle	1.5% NSR (All Minerals)
Radisson, Quebec	Eastmain Resources Inc.	2% NSR (All Minerals)
Destiny (Rochebaucourt), Quebec	Alto Ventures Ltd.	3% NSR (All Minerals)
Brewery Creek, Yukon	Alexco Resource Corp./Golden Predator	$10-40/oz; capped at $300K (Au)
Wernecke, Yukon	Fronteer Development Group	1.2% NSR (All Minerals)

UNITED STATES
Zeolites, Arizona	Zeox Corporation	$1.50/ton plus escalator (Clay)
Castle Mountain, California	Castle Mountain Venture	1%, 4%, 5% NSR (Au)
Darwin, California	Project Darwin LLC	5% NSR plus other (Au, etc.)
Santa Rosa, California	Sungro Minerals Inc.	2% NSR (Au, Ag, Zn, Cu, Pb)
Shoshone, California	Kenneth Henry, Tom Ver Hoef, Amargosa	2% NSR (Au, Ag, Zn)
Cripple Creek, Colorado	Hondo Minerals, Inc.	3% NSR (Au, Ag)
Corbin Wickes, Montana	Elkhorn Goldfields LLC	5% NSR (Au)
Elkhorn, Montana	Elkhorn Goldfields, Inc.	1.1875% NSR (Au)
Forest Products (Tuxedo Mine), Montana	Beartooth Platinum Corp	2% NSR (All Minerals)
Bald Mountain (White Pine), Nevada	Barrick Gold Corporation	1-5% GR (Au)
Chukar Claims, Nevada	Tesoro Gold Company	1.67% NSR (All Minerals)
Curtiss-Wright, Nevada	South Meadows Property Ltd.	2% NSR (Au)
Eagle Picher Diatomite II, Nevada	EP Minerals	$0.25/short ton plus other
Getchell, Nevada	Barrick Gold Corporation	2% NSR (Au)
Goldstrike (Rodeo Creek), Nevada	Barrick Gold Corporation	4% NSR; capped at $500,000 (Au, Ag)
Limousine Butte, Nevada	US Gold	1.5-2.5% NSR (Au)
Marigold (SAR), Nevada	Glamis Marigold Mining Company	5% NSR (Au)
NMC/NGC Deeds Barium, Nevada	Barium, Inc.	3% GP (All Precious Metals)
NMC/NGC Deeds Pacific Spar, Nevada	Pacific Spar Corp	3% GP (Au)
Preble, Nevada	Barrick Gold Corporation	10% NP (Au)
Preble (Pinson Fee), Nevada	Barrick Gold Corporation	1.5-7.5% NSR (Au, Ag)
SPLC to SFP Minerals, Nevada	Robert Wunderlich Trust	3% GP (All Minerals)
Sterling, Nevada	Imperial Metals Corp.	0.25% NSR (Au)
Tonkin Springs, Nevada	US Gold	1-2% NSR (Au)
Malone, New Mexico	Evolving Gold Corp	2% NSR (Metals, Ores, Minerals and Concentrates)
Boiling Dome, Texas	Total E&P USA Inc./H&L Newgulf	$0.0028225 per long ton (Sulfur)
Hobson Pearson, Texas	Bridge Oil	20% OR (Uranium)
Texas Sulfur, Texas	Pacific Coast Mines	4% GR (Sulfur)
Kings Canyon, Utah	Invenio Resources	4% NSR (Au)
Silver Bell, Utah	Unico, Inc.	5% NSR plus other (Au, Cu, Pb, Zn)
Tintic, Utah	Keystone Surveys	1% NSR (All Minerals)
Davy Crockett, Wyoming	Pathfinder Mines Corp	4% on FMV (Uranium)

Asset	Operator	Interest and %(1)
INTERNATIONAL
Calcatreu, Argentina	Pan American Silver Corp.	2.5% NSR (Au, Ag)
Chariot Gold/Giants Reef, Northern Territory	Emmerson Resources Limited	A$17.10 or A$30/oz (Au)
Jeffreys Gold, W. Australia	Mincor Resources NL	2% GP (Au)
Lake Maitland, W. Australia	Megal Uranium Mining /Jaurd/Itochu	1% NSR (Au; All Minerals)
Miranda (Ni), W.Australia	Breakaway Resources Ltd.	0.5% of Production (Ni)
Miranda Gold, W. Australia	Gold Fields	3% GR (Au)
Reynolds Range, Northern Territory	ABM Resources NL	1-2.5% NSR (Au)
Rover, Northern Territory	Adelaide Resources Limited	1.5-2.5% NSR (All Minerals)
Tate River, Queensland	Sovereign Metals/Paladin Energy	2% NSR (All Minerals)
Tennant Creek, Northern Territory	Emmerson Resources Limited	1.29% NSR (Au)
Third Plain, S. Australia	Perilya/Minotaur Exploration	0.5% NSR (Zn)
Yerilla, W. Australia	Wild Acre Metals Limited	2% NSR (All Minerals)
Mara Rosa, Brazil	Amarillo Gold	1% NSR (Au, Ag)
La Coipa, Chile	Kinross Gold Corporation	3% NSR (Au)
Hispaniola, Dominican Republic	Energold	0.6% NSR (All Minerals)
Charaltyn, Kazakhstan	Kazakhymys PLC	$10.41/oz plus escalator
Magallanes, Mexico	Penoles	2-3% NSR (Au, Ag, Base Metals)
Dorato, Peru	Dorato Resources Inc.	Option to purchase 1-2% NSR (Au)
NPI, Philippines	Nickel Asia Corporation	Production Payment
Demirci, Turkey	Ariana Resources PLC	2% NSR (Au)
Hasandagi-Dikmen, Turkey	Teck/Koza Altin	2% NSR (Au)
Karadag, Turkey	Koza Altin	2.5% NSR (Au)
Torul, Turkey	Koza Altin	1.5% NSR (Au)

(1)          Royalty terms have been simplified for presentation purposes.  Different terms may apply to certain portions of properties or by commodity.  Some royalties may have sliding scales tied to commodity price.  Others may include participation in sale proceeds of property or gross sales.

Oil & Gas Assets

Franco-Nevada’s Oil & Gas Assets include producing and non-producing lands located in British Columbia, Alberta, Saskatchewan, Manitoba and the Canadian Arctic. Producing lands include Crown, freehold, unitized and non-unitized oil and natural gas production. The properties contain long-life, low-decline reserves, include interests in frontier areas (see “Arctic Gas, NWT and Nunavut”) and are operated by experienced operators, including, among others, Cenovus Energy Inc. (“Cenovus”), Apache Canada Ltd. (“Apache”), Talisman Energy Inc. (“Talisman”), Canadian Natural Resources Ltd. (“CNRL”) and Suncor Energy Inc. (“Suncor”).

The following table sets forth certain financial and operating information concerning Franco-Nevada’s Oil & Gas Assets for the periods indicated.

	2010	2009	2008
Revenue to Franco-Nevada ($000)(1)	$	$	$
Significant Producing Assets	27,351	21,145	43,261
Other Producing Assets	8,445	6,585	11,586
Total	$35,796	$27,730	$54,847
Operating Costs ($000)	$1,476	$1,112	$1,455
Operating Statistics
Production (Boe/d)(2)	2,131	1,925	2,200
Production Split Ratio (oil:gas) (3)	48:52	55:45	51:49
Revenue Split Ratio (oil:gas)	70:30	73:27	65:35

(1)          Revenue refers only to payments made to Franco-Nevada.

(2)          Net to Franco-Nevada.

(3)          Converted to barrels of oil equivalent (Boe).

Significant Producing Assets

The following describes the significant producing assets, the production from those assets net to Franco-Nevada and the proved reserves of those assets net to Franco-Nevada. The significant producing assets are the Edson Property, Weyburn Unit, Midale Unit and Medicine Hat Consolidated Unit No. 1 which accounted for approximately 76% of Franco-Nevada’s Oil & Gas production revenue for the year ended December 31, 2010 and 80% of  proved reserves for the year ended December 31, 2010.  As of December 31, 2010 proved reserves for the significant producing assets was 4,773 MMboe using forecast costs and prices.

Edson Property, Alberta

The “Edson Property” is located approximately 209 kilometers west of Edmonton, Alberta and encompasses over 25,920 gross (net 3,888) acres, of which 4,480 gross (net 672) acres are currently undeveloped. Franco-Nevada has a 15% overriding royalty in this property. The wells are operated by CNRL. For 2010, revenue received by Franco-Nevada from the Edson Property was $12,104,000. For the same period, the property produced approximately 4.9 MMcf/d of natural gas and 173 Bbls/d of NGLs totalling 987 Boe/d of production net to Franco-Nevada from 137 gross (net 20.5) producing gas wells mainly from the Upper Cretaceous Cardium Formation, with lesser amounts from the Viking, Gething, Cadomin and Bluesky Formations. As of December 31, 2010, Franco-Nevada’s proved reserves for the Edson Property were 1,363 Mboe.

Gas is processed at the CNRL operated Galloway, Edson West and Ansell gas plants which extract natural gas liquids. These plants have a combined processing capacity of 146 MMcf/d. The main reserves bearing formation in the Edson Property area is the Upper Cretaceous Cardium Formation. The Edson Property lies in an area of northwest southeast trending fault traces where the faults ramp up through the Cardium Formation. The faults dip to the west. The best Cardium wells, both vertical and especially horizontal, have targeted the hanging wall of the updip leading edge of Cardium sand cycles. This potentially helps the wells take advantage of the better productivity associated with narrow areas of higher fracture density induced by the higher stresses related to deformation along the leading edges of the faults.

The following table sets forth the revenue and production from the Edson Property for the periods indicated:

	2010	2009	2008
Revenue to Franco-Nevada ($000)(1)	$12,104	$8,208	$22,030
Production (MBoe)(2)	360	274	385

(1)          Revenue refers only to payments made to Franco-Nevada.

(2)          Net to Franco-Nevada.

Weyburn Unit, Saskatchewan

The “Weyburn Unit” is located approximately 129 kilometers southeast of Regina, Saskatchewan and encompasses approximately 53,360 gross (net 824) acres in which the Mississippian Midale beds are unitized. Franco-Nevada holds a 1.11% working interest and a 0.44% royalty interest in the Weyburn Unit. Production commenced from the Midale zone within the unitized area in 1955 under primary depletion (solution gas expansion).  Formation of the Weyburn Unit occurred in 1963 for the purpose of implementing an inverted nine-spot waterflood pressure maintenance scheme on 80 acre well spacing. Cenovus is the operator.

Current gross production capability of the Weyburn Unit is approximately 30,000 Bbls/d at an average water cut of 87.4%. Cumulative oil production of the Weyburn Unit as of December 31, 2010 was estimated to be 443 MMbbls, or 31.6% of the original oil in place of 1,402 MMbbls recognized by GLJ. Current production is from 646 gross (net 10.0) wells. Produced oil within the Weyburn Unit averages 28 to 31 degrees API and contains approximately 2.0% sulphur.

For 2010, revenue received by Franco-Nevada from the Weyburn Unit was $10,368,000 and production net to Franco-Nevada was 409 Bbls/d. Franco-Nevada takes product-in-kind for the working interest portion of this production and markets it through a third party marketer. As of December 31, 2010, Franco-Nevada’s proved reserves for the Weyburn Unit were 2,325 Mbbls.

The following table sets forth the revenue and production from the Weyburn Unit for the periods indicated:

	2010	2009	2008
Revenue to Franco-Nevada ($000)(1)	$10,368	$8,317	$12,956
Production (Mbbl)(2)	149	151	148

(1)          Revenue refers only to payments made to Franco-Nevada.

(2)          Net to the Oil & Gas Interests.

Midale Unit, Saskatchewan

The “Midale Unit” was discovered in 1953 and the Midale Unit was formed in 1964 for the purpose of implementing a pressure maintenance scheme by water injection. The Midale Unit is located in southeast Saskatchewan approximately 40 kilometers southeast of the city of Weyburn and encompasses 13,760 gross (net 353) acres with 273 gross (net 7.5) producing wells. Franco-Nevada holds a 1.59% working interest and a 1.18% gross override royalty interest in the Midale Unit.  Apache is the operator.

For 2010, revenue received by Franco-Nevada from the Midale Unit was $3,629,000 and production net to Franco-Nevada was 142 Boe/d. Franco-Nevada takes product-in-kind for the working interest portion of this production and markets it through a third party marketer. As of December 31, 2010, Franco-Nevada’s proved reserves for the Midale Unit were 743 Mboe.

The following table sets forth the revenue and production from the Midale Unit for the periods indicated:

	2010	2009	2008
Revenue to Franco-Nevada ($000)(1)	$3,629	$3,513	$5,899
Production (MBoe)(2)	52	53	58

(1)          Revenue refers only to payments made to Franco-Nevada.

(2)          Net to Franco-Nevada.

Medicine Hat Consolidated Unit No. 1, Alberta

“Medicine Hat Consolidated Unit No. 1” is a unitized gas field located in Alberta, approximately 257 kilometers southeast of Calgary, Alberta, and encompasses 62,770 gross (net 1,443) acres with 1,308 gross (net 30.1) producing wells. Franco-Nevada holds an effective 2.3% overriding royalty in Medicine Hat Consolidated Unit No. 1. Medicine Hat Consolidated Unit No. 1 is operated by Suncor and produces natural gas without any associated liquids. Medicine Hat Consolidated Unit No. 1 was formed in 1994 and produces from the Medicine Hat zone of Upper Cretaceous Age.

For 2010, revenue received by Franco-Nevada from Medicine Hat Consolidated Unit No. 1 was $1,250,000 and production net to Franco-Nevada was 167 Boe/d (1,007 Mcf/d). As of December 31, 2010, Franco-Nevada’s proved reserves for the Medicine Hat Consolidated Unit No. 1 were 342 Mboe (2,050 MMcf).

The following table sets forth the revenue and production from the Medicine Hat Consolidated Unit No. 1 for the periods indicated:

	2010	2009	2008
Revenue to Franco-Nevada ($000)(1)	$1,250	$1,107	$2,376
Production (MBoe)(2)	61	58	56

(1)          Revenue refers only to payments made to Franco-Nevada.

(2)          Net to Franco-Nevada.

Other Producing Assets, Western Canada

The larger operating units and properties described above account for approximately 76% of total oil and natural gas revenues in 2010, while over 50 areas contribute the remaining approximately 24% of total oil and natural gas revenues. These 50 areas are comprised of approximately 624 gross producing wells and 46 unitized oil and gas fields, and encompass a wide variety of royalty agreements and operators and are primarily located in Alberta and Saskatchewan.

The following table sets forth the revenue and production from Franco-Nevada’s other producing Oil & Gas Assets for the periods indicated:

	2010	2009	2008
Revenue to Franco-Nevada ($000)(1)	$8,445	$6,585	$11,586
Production (MBoe)(2)	153	166	161

(1)          Revenue refers only to payments made to Franco-Nevada.

(2)          Net to Franco-Nevada.

Arctic Gas, NWT and Nunavut

Franco-Nevada has 428 Bcf of contingent recoverable natural gas resources, net to Franco-Nevada, in the Drake Point, Hecla, King Christian and Roche Point gas fields located on and offshore Melville Island, approximately 700 miles northeast of the Mackenzie River Delta in the Arctic Ocean. This represents working interests ranging between 3% and 15% in these natural gas resources. The stated resources are an estimate of the recoverable contingent resources, net to Franco-Nevada, as evaluated by GLJ, independent reservoir engineers, as at November 2008.  Contingent resources are those quantities of oil and gas estimated, as of a given date, to be potentially recoverable from known accumulations using established technology, or technology under development, but which are not currently considered to be commercially recoverable due to one or more contingencies.  Contingencies may include factors such as economic, legal, environmental, political, and regulatory matters, or a lack of markets.

The Drake Point field was discovered in 1969 by Panarctic Oils Ltd. Between 1969 and 1986 over 130 wells were drilled at a cost of greater than C$254 million. This drilling led to the discovery of the Hecla field in 1972 as well as other fields in which Franco-Nevada has an interest. Reserves are located in the Jurassic Borden Island Formation and the gas zones average 100 ft in thickness. These zones have good porosity, high permeability and the gas has no associated liquids or hydrogen sulphide. Geographic remoteness has prevented their commercialization to date. Suncor has the largest ownership stake in these fields while several other companies, including Exxon Mobil Corporation and Imperial Oil Limited, own smaller stakes. Although no operating agreement is currently in place, management of Franco-Nevada believes that Suncor will be the operator of these fields when and if they are commercialized.  In January 2005, the Canadian Energy Research Institute released a report it had prepared for the Department of Indian and Northern Affairs Canada entitled “The Economics of High Arctic Gas Development: Expanded Sensitivity Analysis”. This report considered four development schemes and assumed production of 1,000 MMcf/d over a 20 year production period from the Drake and Hecla fields. The four development schemes considered were Liquefied Natural Gas (“LNG”) delivery to North America’s eastern seaboard, LNG delivery to West Greenland for transhipment to carriers accessing other markets, Compressed Natural Gas delivery to a Mackenzie Corridor pipeline and Gas to Liquids delivery to North America’s eastern seaboard. The capital costs of these schemes ranged between $4.9 billion and $6.3 billion in 2005 Canadian dollars. See “Risk Factors — Risks Related to Mining Operations and Oil and Natural Gas Operations”. There is currently no infrastructure to deliver potential future production from Franco-Nevada’s Arctic natural gas assets to market and currently no plans to develop these reserves.

Undeveloped Oil & Gas Interests, Western Canada

Franco-Nevada does not include in its asset tabulations undeveloped oil and gas interests without reportable resources.  There are 156 agreements that cover these interests which include over 100,000 acres of undeveloped mineral title, non-producing lands within producing areas and approximately 80,000 gross (net 12,000) acres of unproved non-producing lands under lease.  These undeveloped interests are located in Alberta, Saskatchewan and Manitoba.

TECHNICAL REPORTS

Goldstrike Mining and Technical Information

The information set out below is based on the Goldstrike Report dated March 24, 2011, prepared by SRK, an independent consulting firm, in compliance with NI 43-101. The Goldstrike Report was prepared under the supervision of and endorsed by Dr. Neal Rigby, CEng, MIMMM, PhD, Corporate Consultant Mining, a “qualified person” under NI 43-101.

Franco-Nevada has relied on an exemption from completing certain items required in a technical report, available under Section 9.2(1) of NI 43-101, in the Goldstrike Report, as Franco-Nevada has requested but was denied access to the necessary data from Barrick and is not able to obtain the necessary information from the public domain. Section 9.2(1) exempted Franco-Nevada and SRK from the requirements to perform an onsite visit of the Goldstrike complex, and to complete those items in a technical report that require data verification, inspection of documents, or personal inspection of the property.

Barrick had no involvement in the preparation of the Goldstrike Report, has not reviewed it and has taken no responsibility and assumed no liability for the statements in the Goldstrike Report. No express or implied representation or warranty has been made by Barrick that the contents of the Goldstrike Report are verified, accurate, suitably qualified, reasonable or free from errors, omissions or other defects.

Property Description and Location

The Goldstrike complex is located in north central Nevada in Elko and Eureka Counties, approximately 40km north of the town of Carlin. The property hosts substantial gold deposits and includes the Goldstrike Open Pit Mine and the Goldstrike Underground Mine. The mines share processing facilities, which are located nearby.

As of December 31, 2009, the Goldstrike complex comprised approximately 4,197ha of surface rights ownership or control, with 3,420ha held privately and 778ha held from publicly owned lands, and approximately 3,535ha of mineral rights ownership or control, with 2,741ha held privately and 794ha on publicly owned lands. These rights are owned or controlled through various forms of patents issued by the United States of America and by ownership of unpatented mining and millsite claims that are held subject to the paramount title of the United States of America. Patented claims are lands that are legally purchased from the United States government and are a federally recognized legal interest in land equivalent to fee simple title. The Goldstrike complex includes a total of 298 unpatented mining and millsite claims to control the public acreage. The Goldstrike Open Pit Mine and Goldstrike Underground Mine and the majority of the beneficiation and processing facilities at the Goldstrike complex are situated on land owned by Barrick.

Reference is made to “Gold Assets — Producing Gold Assets — Goldstrike Complex, Nevada” for a description of the royalty interests held by Franco-Nevada in the Goldstrike complex.  These royalties cover a substantial portion, but not all, of the reserves, resources, production and/or exploration targets reported by Barrick from the Goldstrike complex.

SRK is not aware of any existing environmental liabilities to which the Goldstrike complex is subject. SRK was unable to verify the permits that Barrick holds in order to operate the mines on the Goldstrike complex, but mining legislation applicable to operations in Nevada obligates an owner to obtain an approved Plan of Operations from the Bureau of Land Management, United States Forest Service or the Nevada Division of Environmental Protection and numerous State permits covering environmental matters and operating and infrastructure related matters.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Goldstrike complex is located on the Carlin Trend which lies within the Basin and Range Province and is characterized by long, narrow mountain ranges and valleys trending in a north to north-easterly direction. The valley floor elevations are generally 4,700 to 6,000ft, while the mountain elevations are typically 8,000 to 9,500ft. The complex elevation is 5,576ft in the hilly terrain of the Tuscarora Mountains. Vegetation in the area is typical of the Great Basin region and is dominated by big sagebrush bunchgrass interspersed with pinyon-juniper woodland.

The climate is arid and has little impact on operations. Summers are warm and dry (temperatures range from 70ºF to over 100ºF) and winters are relatively dry and cold (—0ºF to mid-20sºF). Approximately 10in of rain and 40in of snow fall annually.

There is a regional airport in Elko, as well as Amtrak service to Elko. Access to the Goldstrike complex area is via U.S. Interstate 80 from Elko and then north from Carlin by approximately 40km of local roads. Access agreements with Newmont and a right-of-way issued by the Bureau of Land Management provide access to the property.

According to the Barrick 2009 AIF dated March 29, 2010, the necessary permits to provide sufficient surface rights have been obtained for current operations at the property. SRK is unable to comment on the sufficiency of surface rights because Franco-Nevada does not have access to that data.

The Western 102 Power Generating Station, completed in 2005, supplies much of the energy needed at Goldstrike.  Upon its completion, Goldstrike exited the Nevada Energy service, allowing Barrick to both generate its own power and purchase power from the open market.  The Western 102 facility, located near Reno, uses natural gas generators to provide clean power to the Goldstrike operations. In early 2008, Barrick also installed a 1MW solar Photovoltaic system at the Western 102 Power Plant site, occupying eight acres.  This system powers the Plant’s internal power loads, such as oil pumps and heaters.  The system also generates solar renewable energy credits, known as “Portfolio Energy Credits”, which Barrick requires to meet its State-mandated renewable energy compliance.  In 2009, the solar farm generated over 2,450,000kWhr of energy.

Water is sourced from groundwater wells and pit dewatering. Water is recycled through the mine’s processing system. The Goldstrike complex hosts a number of buildings and ancillary facilities, including tailings and waste disposal areas. As the Carlin Trend is host to surrounding established mine sites, skilled mining personnel are available for employment.  As at July 2010 approximately 1,750 employees and 270 contractors worked at the Goldstrike Open Pit and Underground Mines.

History and Production

PanCana Minerals Ltd. (“PanCana”) first mined the property for gold in 1976. In 1978, Western States Minerals Corporation (“WSMC”) became the operator in a joint venture with PanCana. Barrick assumed management of the Goldstrike complex on December 31, 1986 with the acquisition of WSMC’s 50% interest in the property and acquired 100% ownership of the property in January 1987. Mining of the Post deposit commenced in 1987. Following acquisition, two sulphide ore zones were identified (the Betze and Deep Post deposits). During the first two years after acquisition, a carbon-in-leach mill and ancillary facilities, as well as a crushing and agglomeration plant were constructed.

The Goldstrike Underground Mine (Meikle deposit) commenced production in 1996. During 2000, Barrick completed construction of a roaster facility for the treatment of carbonaceous ore on the property. In 2001, a development program to bring the Rodeo deposit into production as part of the Goldstrike Underground Mine was completed and a new ball mill was added to increase autoclave recovery.

The following tables set out the production from the Goldstrike Open Pit Mine and the Goldstrike Underground Mine for the years indicated.

Goldstrike Open Pit Mine

Year	t-mined (000s)	t-ore Processed (000s)	Avg. Grade (oz/t)	Recovery Rate (%)	Total oz Prod. (000s)
1998	161,000	5,176	0.32	89.2	1,499
1999	155,000	4,763	0.27	88.2	1,130
2000	143,000	7,438	0.25	87.5	1,647
2001	154,233	9,187	0.20	85.1	1,550
2002	142,898	10,322	0.16	83.3	1,410
2003	141,693	10,041	0.19	82.0	1,559
2004	134,212	10,779	0.15	85.1	1,381
2005	129,833	10,097	0.18	85.6	1,514
2006	131,229	10,507	0.15	86.9	1,388
2007	136,868	10,546	0.135	85.5	1,215

Goldstrike Underground Mine

Year	t-mined (000s)	t-ore Processed (000s)	Avg. Grade (oz/t)	Recovery Rate (%)	Total oz Prod. (000s)
1998	877	857	1.03	95.9	847
1999	998	1,035	1.00	94.0	977
2000	1,257	1,239	0.70	92.9	806
2001	1,372	1,375	0.56	93.0	713
2002	1,635	1,638	0.43	91.3	640
2003	1,631	1,622	0.39	88.3	552
2004	1,573	1,566	0.40	89.7	561
2005	1,463	1,488	0.38	89.9	510
2006	1,420	1,425	0.37	89.8	477
2007	1,300	1,298	0.354	90.0	413

Goldstrike Open Pit and Underground Mine (YE 2008-2009)

Year	t-mined (000s)	t-ore Processed (000s)	Avg. Grade (oz/t)	Recovery Rate (%)	Total oz Prod. (000s)
2008	127,905	11,550	0.175	84.3	1,706
2009	131,854	9,390	0.172	83.7	1,355

Goldstrike Open Pit and Underground Mine Production Summary

2010
Tons Mined (000s)	123,681
Tons Processed (000s)	7,993
Average Grade (oz/t)	0.187
Recover Rate (%)	83.0
Production (000’s oz)	1,239

Source:  Barrick Mine Statistics, (Fourth Quarter 2010)

Effective Q1 2010 Barrick consolidated production, shown above, from its Storm mine with Goldstrike’s for reporting purposes.  The production summary includes mining ore from the Storm mine, and possibly minor amounts of production from areas within the Goldstrike Properties, which are not attributable to the Franco-Nevada Goldstrike properties royalty.

Production at the Goldstrike complex decreased due to the partial shutdown of the autoclaves in the second half of 2009, as well as mine sequencing that resulted in lower grade areas being mined in the first half of 2010.  With nearly 11Moz of proven and probable reserves, this operation will continue to be an important source of production for many years to come.

Geology and Mineralization

The property is located on the Carlin trend, one of North America’s most prolific gold producing areas.  The area of the Goldstrike property consists of folded and faulted Paleozoic sedimentary rocks, which were intruded by the diorite to granodiorite Goldstrike stock of the Jurassic Age.  Mesozoic folding and thrust faults form important structural traps for the mineralization in the Betze-Post pit.  Tertiary faulting developed ranges and basins, which were subsequently filled with volcanic and sedimentary rocks during the Tertiary time.  The gold mineralization occurred at the onset of Tertiary volcanism, approximately 39 million years ago.

The major gold deposits — Post Oxide, Betze, Rodeo and Meikle — are all hosted in sedimentary rocks of the Silurian to Devonian ages.  The Post Oxide orebody occurs in the siliceous siltstones, mudstones, argillites and minor limestones of the Rodeo Creek Formation.  Betze and Rodeo are found in the silty limestones and debris flows of the Popovich Formation.  The Meikle deposit occurs in hydrothermal and solution collapse breccias in the Bootstrap Limestone of the Roberts Mountains Formation.  The gold at Goldstrike was carried into the various orebodies by hot hydrothermal fluids, and deposited with very fine pyrite and silica.  Over time, the pyrite oxidized, freeing the gold and making its extraction relatively easy, as in the Post Oxide deposit.  In the deeper deposits — Betze, Rodeo and Meikle — the gold is still locked up with the iron sulphide and an additional processing step (autoclaving or roasting) is required to free the gold.

The gold mineralization at the Goldstrike Open Pit Mine is controlled by favorable stratigraphy, structural complexities in the form of faults and folds, and the contact of the Goldstrike intrusive.  The deposit represents many styles of mineralization occurring within numerous rock types and alteration assemblages.  The favored host for gold mineralization is the Popovich Limestone followed by the Rodeo Creek unit, Goldstrike sill complex and Roberts Mountains Formation.  Some ore occurs below sills, which act as dams to the ascending hydrothermal fluids.  Alteration is characterized by decalcification of limestone, silicification of all rock types and clay development in structurally disturbed areas.  Overall, the Betze-Post ore zones extend for 1,829m in a northwest direction and average 183 to 244m in width and 122 to 183m in thickness.

Carbonate breccias and limestones of the Devonian Popovich Formation and various intrusive rocks host the orebodies that comprise the Goldstrike Underground Mine.  In contrast to the Goldstrike Open Pit area, the overlying mudstones and argillites of the Devonian Rodeo Creek Member are generally unmineralized.  Gold-bearing fluids have ascended faults and fractures and have deposited gold and other minerals, such as pyrite and barite, in permeable horizons in the breccias and limestones.  These breccias were formed by a combination of collapse, tectonic and hydrothermal processes, and display excellent continuity of grade both down dip and along strike.  The fluids have been focused below a steep dipping monzonite porphyry dyke and the overlying relatively impermeable Rodeo Creek Member.  Since silicification is the dominant alteration, the bulk of the ore is quite hard and competent.

Exploration and Drilling

Barrick continues to explore for new reserves and resources at the Goldstrike complex. In 2006, the exploration and development drilling program focused on the North Post underground reserve delineation and Deep North Post resource delineation projects with positive results. A total of 14,452m of underground and surface drilling were completed in 2006. Results at North Post show an increase in size and continuity for the lower southern zone, and confirmed the thin discontinuous nature of the upper zone. In 2007, the exploration and development drilling program focused on the Banshee underground reserve delineation and Deep North Post resource delineation projects with positive results.  A total of 20,774m of underground and surface drilling were completed in 2007. In 2008, the exploration and development drilling program focused on the Banshee underground reserve delineation with positive results.  A total of 16,845 meters of underground and surface drilling were completed in 2008.

In 2009, Goldstrike exploration activities focused on drifting and resource delineation at Deep North Post underground and minor drill testing in the Banshee area.  Banshee results were not significant enough to warrant immediate follow-up drilling.  The results at Deep North Post were positive.  Although the Deep North

Post drifting was not completed, the exploration group delineated a potential deposit with 60m drill spacing.  Approximately 25% of this ore is above the current water table.  A total of 2,988m of underground core and 2,115m of surface rotary drilling were completed in 2009.

In 2010, Goldstrike exploration targeted the Deep North Post and Corona areas for drilling.  At Deep North Post an additional 66m of drifting will be completed.  Reserve delineation drilling at Deep North Post will drill out the potential deposit at 30m spacing with 5,135m of underground core.  An additional 1,845m of core will test for extensions or new pods of mineralization in the area.  At Corona, 3,415m of surface rotary drilling will test for high grade mineralization in the northwest area of the property.  This Corona area is located approximately 1,000 to 2,500m west and northwest of Meikle.  New targets are expected to be generated by relogging and remodeling of the geology across the property.

More than 6,500 drill holes have been completed within and around the Betze-Post deposit.  Approximately 69% of the total drill holes are reverse circulation and rotary drill holes and the remaining are diamond core holes.  Drill spacing through the Betze, West Betze and Screamer deposits is approximately 53m and at Post is 46m.  Drill spacing in the North Screamer and West Barrel deposits is approximately 30m.  Underground drilling at the Meikle deposit (Meikle, South Meikle, Griffin, Extension and West Griffin) commenced in 1995 and a total of 431,019m in 7,684 underground holes had been completed in and around the deposit as of December 31, 2009.  A total of 338 surface holes, for 157,608m, have been drilled in and around the Meikle deposit.  Additional Banshee drilling commenced in 2007.  A total of 92 surface holes, for 47,591m and 123 underground holes for 22,534m have been drilled at Banshee.

Underground drilling commenced at the Rodeo deposit (Rodeo, West Rodeo, and Barrel) in 1998 and, as of December 31, 2009, a total of 4,040 underground holes totalling 237,995m had been drilled in and around the deposit.  A total of 230 surface holes, for 104,943m, have been drilled in and around the Rodeo deposit.  Underground drilling commenced at the North Post deposit (North Post and Deep North Post) in 2005 and a total of 24,024m in 156 underground core holes have been drilled as of December 31, 2009.  There are an additional 142 North Post surface holes for 53,201m.

Sampling and Analysis and Sample Security

Drill spacing through the Betze, West Betze and Screamer deposits at the Goldstrike Open Pit Mine is approximately 53m and at Post is 46m. Drill spacing in the North Screamer and West Barrel deposits is approximately 30m. Franco-Nevada has not verified the location of these deposits as against its royalties on the Goldstrike complex. Almost all of the drilling has been sampled on 1.5m intervals and assayed for gold by the fire assay method with cyanide atomic adsorption finish. All assaying is checked and verified under a comprehensive, multi level quality assurance and quality control program that includes external laboratory check assays.

Drill spacing through the Meikle deposit is 8 to 26m. Some of the wider spaced core holes are sampled on 6m intervals (chip samples) and 1.5m whole or split core in mineralized intervals. All samples are fire-assayed with an atomic absorption spectrometer finish followed by a gravimetric finish. Most sampling and assaying is done on-site with both internal check assays and external check assays performed by independent laboratories.

Drill samples collected for use in the geologic modeling and mineral resource estimation for the Goldstrike Open Pit and Underground Mine are under the direct supervision of the geology department at Goldstrike. Sample preparation and analyses are conducted by the Barrick Goldstrike lab and by independent laboratories.

Procedures are employed to ensure security of samples during their delivery from the drill rig to the laboratory. All drillhole collar, survey and assay information used in modeling and resource estimation are manually verified and approved by geologic staff prior to entry into the mine-wide database. The quality assurance procedures and assay protocols used in connection with drilling and sampling on the Goldstrike complex conform to industry accepted quality control methods.

SRK has not reviewed any of the project data directly and cannot comment on the result of data verifications. Franco-Nevada was denied access to the necessary data from Barrick and is not able to obtain the necessary information from the public domain.

Mineral Resources and Mineral Reserves Estimates

Barrick’s resources and reserves have been estimated as at December 31, 2010 in accordance with NI 43-101 requirements which require adherence to CIM definitions. Estimations have been prepared by employees of Barrick, its joint venture partners or its joint venture operating companies, as applicable.  Reserve estimates were based on a long-term average gold price of $1,000/oz and incorporate then current and/or expected mine plans and cost levels at each property. SRK observes that Barrick’s stated mineral resources are in addition to its stated mineral reserves. Mineral resources that are not mineral reserves do not have demonstrated economic viability when estimated using mineral reserve assumptions.

SRK did not generate the mineral resource and mineral reserve estimates and was unable to conduct an in-depth audit as prescribed by NI 43-101.  However, SRK does assume the estimations are CIM compliant per reporting requirements.

Mineral Resources

The following table sets out the Goldstrike Open Pit Mine and the Goldstrike Underground Mine mineral resources as at December 31, 2010.

Goldstrike Open Pit Mine and Goldstrike Underground Mine Mineral Resources(1)

(as at December 31, 2010)

Location and Category	Tons (x1000)	Grade (oz/t)	Oz (x1000)
Goldstrike Open Pit
Measured	793	0.037	29
Indicated	3,901	0.037	144
Measured & Indicated	4,694	0.037	173
Inferred	1,344	0.065	87
Goldstrike Underground
Measured	1,613	0.347	560
Indicated	5,158	0.283	1,460
Measured & Indicated	6,771	0.298	2,020
Inferred	3,047	0.298	908
Goldstrike Properties Total
Measured	2,406	0.245	589
Indicated	9,059	0.177	1,604
Measured & Indicated	11,465	0.191	2,193
Inferred	4,391	0.227	995

Source: Barrick Fourth Quarter and Year-End Report 2010 (February 17, 2011)

(1)          Resources, which are not reserves, do not have demonstrated economic viability.

(2)          Resources have been estimated using varying cut-off grades, depending on both the type of mine or project, its maturity and ore types at each property.

(3)          Barrick reported that normal data verification procedures were employed in connection with the estimation.

Mineral Reserves

The following table sets out the Goldstrike Open Pit and Goldstrike Underground Mine mineral reserves as at December 31, 2010 (using an assumed gold price of $1,000/oz).

Goldstrike Mineral Reserves
(as at December 31, 2010)

Location and Category	Tons (x1000)	Grade (oz/t)	Oz (x1000)
Goldstrike Open Pit
Proven	60,555	0.097	5,874
Probable	35,310	0.107	3,782
Proven and Probable	95,865	0.101	9,656
Goldstrike Underground
Proven	4,543	0.346	1,571
Probable	6,329	0.219	1,387
Proven and Probable	10,872	0.272	2,958
Goldstrike Properties Total
Proven	65,098	0.114	7,445
Probable	41,639	0.124	5,169
Proven and Probable	106,737	0.118	12,614

Source: Barrick Fourth Quarter and Year-End Report 2010 (February 17, 2011)

As at December 31, 2010, metallurgical recovery at Goldstrike averaged approximately 83.0%.

Mining Operations

Mining and Processing

The Goldstrike Open Pit Mine is an open pit truck-and-shovel operation, using standard, proven equipment. Based on existing reserves and production capacity, the expected remaining mine life is 14 years from the end of 2010.

Two different underground mining methods are used at Goldstrike Underground Mine, being long-hole open stoping and drift-and-fill (used for flat-lying mineralization or where ground conditions are less competent). The Goldstrike Underground Mine is a trackless operation. Based on existing reserves and production capacity, the expected remaining mine life is 11 years from the end of 2010.

According to Barrick’s 2009 Annual Report, further production will come from ore in stockpiles, which is expected to be processed by 2035.

The Goldstrike complex has two processing facilities: an autoclave installation, which is used to treat non-carbonaceous sulphide (refractory) ore; and the roaster, which is used to treat carbonaceous ore (the active carbon content of which responds poorly to autoclaving). The combined design capacity of these two facilities is approximately 33,000 to 35,000t/d.  Due to increasing levels of carbonate minerals in the ore produced at the Goldstrike property, alkaline-modified pressure oxidation was evaluated and studied in 2010 for use at the property.  This technology, which was used at Goldstrike in 2009, has a lower recovery than the conventional acid autoclave configuration, but is better suited to processing ore with increased levels of carbonate minerals.  In general, Goldstrike expected to produce less ore suitable for autoclaving in 2010; however, Barrick intended to ship ore from its Storm mine in Nevada to Goldstrike to use the autoclave’s excess capacity.  In addition, Barrick’s metallurgists have been successful in piloting a thiosulphate leaching flow sheet after the autoclave process that enables treatment of mixed carbonaceous material previously routed to the roaster.  Barrick expect this will extend the life of the autoclaves and help support production rates at Goldstrike.  According to Barrick, there is good potential to apply this process.

Reclamation

At December 31, 2009, the recorded amount of estimated future reclamation and closure costs that were also asset retirement obligations, as defined in FAS 143 (which is similar to CICA 3110 Asset Retirement Obligations), for the Goldstrike complex was $71 million. Franco-Nevada is not responsible for the reclamation and closure costs but its NPI royalty on these properties may be affected to the extent such reclamation and closure costs are included in the NPI calculation. In connection with the reclamation of the mine area, Barrick has provided security as required by governmental authorities. Major expenditure items covered by the asset retirement obligation are long-term care and monitoring, surface contouring, waste dump closure and process facility demolition.

Taxes, Operating and Capital Costs

The State of Nevada imposes a 5% net proceeds tax on the value of all minerals extracted in the State. This tax is calculated and paid by Franco-Nevada based on a prescribed net income formula which is different from book income.

Barrick reports cash operating costs at the Goldstrike complex were $457 per ounce in 2010. Royalties, production taxes, amortization and unrealized losses on economic hedge currency and commodity costs were also reported as part of production costs, resulting in total production costs of $614 per ounce in 2010.  Capital expenditures were reported in addition to production costs, at $96 million in 2010.  Effective Q1 2010 Barrick consolidated production from its Storm mine with Goldstrike’s for reporting purposes.  The production costs include mining ore from the Storm mine, and possibly minor amounts of production from areas within the Goldstrike Properties, which are not attributable to the Franco-Nevada Goldstrike properties royalty.

Palmarejo Mining and Technical Information

The information set out below is based on the Coeur Palmarejo Report dated January 1, 2011, prepared by Coeur, the owner of the Palmarejo project, for Franco-Nevada in compliance with NI 43-101. The Coeur Palmarejo Report was prepared by or under the supervision of Mr. Daniel Thompson, Manager of Technical Services, P.E., Coeur, Mr. Michael Maslowski, Assistant General Manager, Coeur Mexicana S.A. de C.V. and Mr. Keith Blair, Manager, Applied Geoscience LLC, each a “qualified person” under NI 43-101.

Property Description and Location

The Palmarejo District is located about 420km by road southwest of the city of Chihuahua in the state of Chihuahua in northern Mexico and on the western edge of the Sierra Madre Occidental in the Temoris mining district.  The Guadalupe deposit is located about 7km southeast of the Palmarejo mine as shown in the Figure.

The Palmarejo project consists of mining concessions covering approximately 12,158ha and including the Palmarejo, Guadalupe and La Patria gold and silver deposits.  Coeur Mexicana S.A. de C.V. (“Coeur Mexicana”), a subsidiary of Coeur and formerly Planet Gold S.A. de C.V. (“Planet Gold”), owns a 100% interest in mining concessions covering 12,110ha, a 50% interest in one concession covering 44ha and a 60% interest in two concessions totalling 5 additional hectares.  The Guadalupe project area is located entirely within this area of mining concessions and is contained within the San Carlos concession which consists of 160ha and is 100% owned by Coeur Mexicana.  The mining concessions wholly and partially owned by Coeur currently expire on various dates between 2029 and 2055.

Permits have been granted authorizing mining within the area depicted in the Environmental Impact Assessment (“EIA”) and necessary permits and authorizations required for construction and operation of the Palmarejo mine have been obtained.  Guadalupe is fully permitted for land disturbance related to open pit and underground mine activities and related disturbance.  This project received its authorization for environmental disturbance on September 24, 2010, and its initial authorization for change of soil use on November 26, 2010.

Franco-Nevada holds an interest in 50% of the gold produced from the Palmarejo project (the “Palmarejo Stream”).  The Palmarejo Stream agreement provides for a minimum obligation to be paid in monthly payments over a total of 400,000 oz of gold. Each monthly payment is an amount equal to the greater of the minimum of 4,167 oz of gold and 50% of actual gold production per month multiplied by the excess of the monthly average market price of gold above $400/oz (which $400 floor is subject to a 1% annual inflation compounding adjustment beginning on January 21, 2013). After payments have been made on a total of 400,000oz of gold, the obligation is payable in the amount of 50% of actual gold production per month multiplied by the excess of the monthly average market price of gold above $400/oz, adjusted as described above.

The Palmarejo Stream applies to the majority of the Palmarejo project and includes the Palmarejo, Guadalupe and La Patria deposits.

Coeur Mexicana has executed agreements with the Palmarejo, Agua Salada and Guazapares ejidos (or surface-owner councils) covering surface activities involved with the exploration, exploitation, and processing of mineral deposits, the construction of all necessary mining and processing facilities, and the undertaking of mining operations, in return for annual rental payments.  The agreements are effective for 15 years with an option for Coeur Mexicana to extend the terms for an additional 15 years.

These agreements have already been registered with the Mexican Agrarian National Registry, and there are no known title concerns that would affect the development or operation of the mine.

In October 2008, Planet Gold entered into an agreement with the Guazaparez ejido for land use in the Guadalupe/Los Bancos area. In 2009, a mining agreement with the Guazapares ejido was finalized, assuring Coeur Mexicana the surface and land rights sufficient for the planned mining activities at Guadalupe.  This mining agreement has a six year term and is renewable.  Coeur Mexicana has also obtained complete control of part of the rented area by paying compensation to some land-holding ejidatarios.

The EIA was approved on May 23, 2006.  The EIA has a term of 13 years and can be extended by application to the Ministry of Environment and Natural Resources (“SEMARNAT”).  The required authorizations from SEMARNAT have also been obtained for Change in Land Use and the Environmental Authorization.  The Environmental Authorization for the Palmarejo project requires a restoration program for mining areas that will recover the soil for landscape restitution and restore ecosystem conditions that allow for the area to be inhabitable again for vegetation and animal species that previously lived there.

Coeur has adopted a Corporate Environmental Policy, which underpins its commitment to protecting the environment and will adhere to the broad reclamation requirements presented in the SEMARNAT Environmental Authorization and NOM-141-SEMARNAT-2003 (which deals with tailings matters) in developing and implementing the necessary reclamation objectives.  Coeur is not aware of any existing environmental liabilities to which the Palmarejo project is subject, other than as stated above.

All mineral and surface rights required to operate the Palmarejo mine have been secured and include rights to property that encompass all Mineral Resources and Reserves and all present and planned mine workings and related facilities, including mine workings, tailings storage facility, water impoundments, mined rock storage facilities, ore processing and tailings storage facilities, and ancillary site facilities for the Palmarejo mine site within the area depicted in the figure above.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Palmarejo and Guadalupe are about 1,150m and 1,300m above sea level, respectively.  The area is hilly to mountainous with densely vegetated, steep-sided slopes with local stands of cacti. Local ranchers and farmers graze cattle and grow corn and other vegetables on small-scale plots.

The climate of the area is moderate and has little impact on operations.  Average maximum temperature is about 34°C, and average minimum temperature is about 5°C.  Rainfall occurs mainly in the summer months, with an average annual precipitation of about 800mm.

The Palmarejo District has moderately well developed infrastructure and a local work force familiar with mining operations.  Chinipas and Temoris are the two nearest towns, both with an estimated population of approximately 1,600 inhabitants.  The small village of Palmarejo lies immediately northwest of the Palmarejo District area and has a population of about 430.

Access to Palmarejo from Chihuahua is via paved highways to the town of San Rafael. From San Rafael travel is by gravel road to Temoris, and finally to Palmarejo.  Access from the rail station at the town of Temoris to Palmarejo is along 35km of gravel road.

Water for the Palmarejo mine is sourced from a variety of sources.  As of 2011 the primary water for milling is recycled from the tailings dam and from the Fresh Water Diversion Dam (FWDD).  Occasionally, additional make up water, when needed, is pumped from the Chinipas river infiltration gallery and piped to site via a 17 km pipeline.  Water for domestic use is also obtained from the Chinipas River infiltration gallery and hauled to site by truck load (10,000 L tanks on flatbed trucks) Water from the FWDD which is located on the mine site is pumped to the underground mine for drilling and dust suppression, or to the plant for makeup water.

History and Production

The Palmarejo District area lies within the Temoris Mining District which is reported to have had poorly documented quantities of small scale silver and gold production dating from Spanish colonial exploitation in the 1620s.  Small-scale local miners subsequently developed many small adits and superficial workings along the district’s main mineralized structural trends.

The Palmarejo mine was purchased by the British company Palmarejo Mining Co. in 1886 (subsequently re-named Palmarejo and Mexican GoldFields, Ltd.) (“PMG”).  PMG operated the Palmarejo mine through 1910.  Production was resumed by Minas Huruapa, S.A. de C.V. during the period from 1979 to 1992 and high-grade gold-silver shoots were being mined intermittently by local miners until quite recently.  On December 21, 2007, Coeur acquired all of the outstanding shares of Bolnisi Gold NL (“BSG”), an Australian company listed on the Australian Stock Exchange, and Palmarejo Silver and Gold Corporation (“PJO”), a Canadian company listed on the TSX Venture Exchange. The principal asset of BSG was its ownership of 72.8% of the outstanding common shares of PJO.  PJO, through its operating company Planet Gold, was engaged in the exploration and development of silver and gold properties located in Mexico. Among those was the Palmarejo project.

Modern mining operations began in 2008 and ramped up to full capacity in 2009. Production from open pit and underground sources for 2008-2009 at the Palmarejo mine is summarized in the tables below:

Total Palmarejo Ore Production 2008-2010

Year	Source	Tonnes	Au g/t	Ag g/t
	Open Pit	18,499	0.96	322
2008	Underground	—	—	—
	Total	18,499	0.96	322
	Open Pit	637,394	0.87	113
2009	Underground	415,801	1.81	144
	Total	1,053,195	1.24	125
	Open Pit	1,013,011	1.22	136
2010	Underground	552,197	2.80	211
	Total	1,565,208	1.78	162
Grand Total		2,636,902	1.56	149

Geology and Mineralisation

The Palmarejo District lies near the western edge of the Sierra Madre Occidental. Basement rocks in the Sierra Madre Occidental are obscured by Cenozoic-aged volcanic flows, tuffs, and related intrusions but are inferred to include Proterozoic basement rocks, overlying Paleozoic shelf and eugeosynclinal sedimentary rocks, possibly scattered Triassic-Jurassic clastic rocks, and Mesozoic intrusions.

A gold-silver metallogenic province that hosts low-sulfidation epithermal polymetallic gold silver deposits lies along the western margin of the Sierra Madre Occidental; this province appears to exhibit a regional zonation of silver-rich deposits to the west and gold-rich deposits to the east.  Palmarejo, a silver-rich deposit, lies in the western part of this province.

The Palmarejo area ore bodies are hosted in northwest striking and west dipping structures that cut through a volcano-sedimentary sequence of re-sedimented volcaniclastic, coherent and pyroclastic deposits.  The volcaniclastic rocks include ash-rich mudstones and sandstones.  The coherent rocks include microcrystalline massive basalt, fine grained massive andesite and plagioclase crystal rich massive andesite.  The pyroclastic unit includes tuffaceous sandstone, lapillistone tuff and breccias.

At the Palmarejo mine, gold-silver veins and vein/breccias occur within, and at the intersection of, the west-northwest-striking “La Prieta” structure and the north-northwest-striking “La Blanca” structure.

The La Prieta structure extends for at least 2km, has a variable strike that averages about 115°, and dips to the southwest at 35° to 85°.  The La Blanca structure strikes about 160°, has an average dip of about 50° to the southwest, and is thought to be a listric normal fault that parallels the trend of the regional faults in the Sierra Madre Occidental.

Steeply plunging, high-grade clavos have been identified in each of the vein structures.  Drilling by Planet Gold along the La Prieta vein structure has tested approximately 3.5km of strike length and has penetrated the structure over an elevation range of about 900 to 1,250m.  Approximately 2.5km of strike length of the La Blanca vein has been tested, through an elevation range of about 750 to 1,250m.

The Guadalupe project is located along a northeast-plunging structure which can be traced for approximately 3,000m along strike and has an average dip of approximately 55° to the northeast.

The Guadalupe zone comprises silver and gold-bearing quartz-carbonate veins hosted in a volcanic-sedimentary package that is intruded by shallow andesitic porphyries and a felsic dome complex.

Old mines and prospects occur over a 4km strike length of the Guadalupe structure. The silver-gold mineralization at Guadalupe occurs predominantly within northwest-trending quartz-carbonate breccia veins enveloped by variably developed quartz hydrothermal breccias and quartz-stockwork zones.

Prospects at the La Patria zone have a combined strike length of 1,700m and the mineralization is hosted in a quartz-vein breccia unit with enriched proximal dense stockwork.  Typically the structures are characterized by intensely silicified and brecciated colloform banded quartz veins hosted in silicified andesite.

Exploration and Drilling

As of December 2007, Planet Gold had completed 180 trenches, for a total of 3,960m, and 1,135 drillholes, for a total of 246,830.9m, within the Palmarejo-Trogan (Trogan and Trogan Fracción concessions) property.  A total of 1,429 samples were collected from the trenches, and 800m of underground channel sampling was completed (365 samples).  A total of 1,135 holes, for 246,830.9m, have been drilled in the various target areas of the project, including 27 geotechnical holes (494m) drilled at Palmarejo.

Planet Gold collected almost 2,200 shortwave infrared (“SWIR”) spectral measurements from drill samples from holes on a series of sections across the La Blanca and La Prieta structures using an ASD Terraspec instrument.  An additional 500 SWIR spectra were measured as part of a regional alteration-mapping program on the Trogan project.

Four hundred forty drill samples from Guadalupe were analyzed for a 50-element suite by combination  inductively coupled plasma mass spectrometry (“ICP-MS”) and inductively coupled plasma atomic emission spectrometry (“ICP-AES”).  One hundred and eighty-six Palmarejo drill samples and 282 trench-sample pulps were analyzed for a 50-element suite by combination ICP-MS and ICP-AES.  A further 440 drill samples from Guadalupe were similarly analyzed.

Coeur has continued to conduct exploration drilling and sampling at the Palmarejo property in conjunction with daily operations as detailed in the table below:

Coeur Drilling and Sampling January 2008 to December 2010

Year	Location	No. Channels	No. Channel Samples Submitted	No. DD Holes	DD meters	No. DD Samples Submitted	No. RC Holes*	RC meters	No. RC Samples Submitted
2008	Palmarejo Mine	51	1,473	50	5,298	4,533	137	2,632	2,665
	Guadalupe	—	—	54	19,617	6,883	—	—	—
2009	Palmarejo Mine	710	9,310	185	23,567	12,673	1,887	35,274	29,038
	Guadalupe	—	—	53	17,172	7,733	—
2010	Palmarejo Mine	285	3,402	454	56,123	24,089	2,004	36,463	18,896
	Guadalupe	—	—	57	20,620	2,165	—	—	—

*  The majority of RC holes drilled were grade control holes for open pit operations at the Palmarejo Mine site with the exception of condemnation drilling during 2008 and some infill exploration holes.

Coeur has also relied on the drilling, interpretations, and results conducted by other experts.  The authors of the Coeur Palmarejo Report state that they have reviewed this information and believe that the methods employed by these experts are sound and that the results and interpretations are accurate and within industry standards.

Coeur continues to explore for new reserves and resources at the Palmarejo project. Current exploration planning at the Palmarejo mine is to continue infill drilling in order to aid in optimizing the open pit and underground mine design and also to elevate Inferred Resources to Measured and Indicated Reserve status.  Current exploration at Guadalupe has been designed to upgrade Inferred Resources to Measured and Indicated status and to expand known mineralization along strike to the northwest and at depth.  Other targets are being evaluated throughout the tenement block.

Palmarejo Drill Data

Planet Gold undertook drilling continuously at Palmarejo from November 2003 until September 2007, which has been continued by Coeur, through Coeur Mexicana.  The only drilling known by Coeur to have been completed at Palmarejo prior to Planet Gold, consists of five holes drilled underground by PMG in the early 1900s.  Beyond their reported existence, no further documentation of the holes is known to Coeur.

Drilling conducted by Planet Gold through to September 2007 is shown in the table below.

Palmarejo Drilling Summary-Planet Gold

RC		Core		RC Precollared
No.	Meters	No.	Meters	No.	Meters	Total Drillholes	Total (m)
545	92,689	117	25,549	88	11,089	750	129,327

Guadalupe Drill Data

Planet Gold initiated drilling at Guadalupe in early 2005 and drilling through to early 2007 is shown in the tables below.

Guadalupe Drilling Summary-Planet Gold

		RC		Core
Company	Year	No.	Meters	No.		Meters	Total Drillholes	Total (m)
Planet Gold	2005-2007	96	21,349	139	*	46,489	229	67,838

* Includes 4 core continuations of RC holes & 2 core (wedge) continuations of core holes.

Planet Gold Guadalupe Drill-Hole Database Summary (2005-2007)

Item	Value
Number of Drillholes with Assays	181
Total Length (m)	51,778
Average Length (m)	302
Meters Sampled & Assayed (Au & Ag)	15,037
Drillhole Assays (Au & Ag)	15,329
Holes With Down-Hole Surveys	125

Through to December 2009, a total of 336 holes had been drilled by Planet Gold and Coeur of which 107, totalling 36,788m, were performed by Coeur.

The following is a summary of the drill data used for the estimation of the Mineral Resource of Guadalupe.

Guadalupe Resource Drill Data YE2010 Model

	RC		Core	Total
No. Sampled Holes in Resource Database	106	*	266	372
Drilled Meters	24,536.93		93,902.25	118,439.2
Sampled Meters	16,294.49		20,997.89	37,292.38
No. Samples in Resource DB	10,684		22,977	33,661

* Includes 11 RC Pilot Holes Continued by Core and one Trench

La Patria Drill Data

Since 2005, 121 holes have been drilled at La Patria for a total of 25,866m of which 42 holes totalling 11,852m were core holes and which are detailed in the tables below:

Planet Gold Drilling at La Patria, 2005-2006

		RC		Core
Company	Year	No.	Meters	No.	Meters	Total Drillholes	Total (m)
Planet Gold	2005-2006	50	8,183	12	2,911	62	11,094

Planet Gold 2005-2006 La Patria Drilling Summary

Item	Value
Number of Drillholes with Assays	60
Total Length (m)	10,498
Average Length (m)	175
Drillhole Assays (Au & Ag)	6,054
Holes with Down-Hole Surveys	55

La Patria Post-Resource Drilling Summary

		RC		Core
Company	Year	No.	Meters	No.	Meters	Total Drillholes	Total (m)
Planet Gold	2006-2007	29	5,831	30	8,941	59	14,772

Total Drilling at La Patria, 2005-2007

		RC		Core
Company	Year	No.	Meters	No.	Meters	Total Drillholes	Total (m)
Planet Gold	2005-2007	79	14,014	42	11,852	121	25,866

Drilling Procedures

Drilling contractors, Layne de Mexico S.A. de C.V., Major Drilling S.A. de C.V., Perforaciones Godbe de Mexico S.A. de C.V. and Landdrill International Mexico performed drilling at Palmarejo using several different drill rigs. The core holes that were collared at the surface generally recovered HQ or PQ diameter size core whilst the core tails recovered NQ or HQ diameter size core.  Drilling is currently carried out by G4 Forage Drilling.

Diamond-core holes were logged for geotechnical data and geology, including rock type, alteration, mineralization assemblages, vein-quartz percentage, and oxidation.  Graphic logs were also created for stratigraphy, vein orientation, and visual identification of mineralized zones.  Digital photographs of wetted core were taken and initially archived at the field offices.  Holes were re-logged by a second geologist following receipt of assay results to validate data.

RC holes were terminated if the sample exiting the cyclone became wet due to ground water, and the holes were completed with a core tail where applicable or twinned by a diamond core rig.

The RC drill chips were logged for stratigraphy, alteration, weathering degree, quartz percent, and metallic minerals to aid in geological and sectional interpretation.  Representative RC drill chips were collected in chip trays and stored at Palmarejo office or the Arroyo Blanco storage for geologic logging.  Holes were re-logged by a second geologist following receipt of assay results to validate the original logged data.

Sampling and Analysis and Security of Samples

The core in the Palmarejo District is being sampled only in the intervals suspected to contain metal mineralization.  RC holes used the Palmarejo resource model were sampled every 5ft (1.52m) down the hole.

Sample preparation and analytical methods use “standard methods” in the industry.

Prior to December 2007, the primary analytical laboratory for the Palmarejo Project area and outlying exploration projects was ALS-Chemex with sample preparation in Chihuahua, Chihuahua and Hermosillo, Sonora.  The current analytical lab for the exploration projects outside the Palmarejo Mine area is ALS-Chemex with sample preparation in Chihuahua, Chihuahua.  A split of the prepared pulp is sent to Vancouver, B.C. for fire assay with gravimetric finish for both gold and silver.  ALS-Chemex complies with the international standards ISO 9001:2000 and ISO 17025:1999.  ALS-Chemex sample preparation requires that the entire sample is dried and crushed to > 70% passing a 2mm (10 mesh) screen.  A split of up to 250g is pulverized to > 85% passing a 75µm (200 mesh) screen.  All assays techniques at Palmarejo and Guadalupe utilize an initial 30 gram charge that is digested by the fire assay method.  Then the metal content is determined by different finish techniques.  The GRA21 technique uses a gravimetric finish or a physical weighing of the gold and or silver bead, detection limits for gold by this finish method is 0.05 to 1,000ppm and 5 to 10,000ppm for silver.  QA/QC analysis over the past year has shown that commercial labs have difficulty reproducing gold values below 1ppm with the gravimetric finish method due to the difficulty of physically weighing the small bead; therefore, a fire digestion followed by an ICP finish is being used for initial gold analyses and when the gold exceeds 10.0ppm the sample is reassayed by a fire digestion and gravimetric finish.

Since 2008 samples collected during infill and definition exploration core drilling and underground development drilling at the Palmarejo Mine site have been sent to SGS Mineral Services Laboratory (SGS), Durango, Mexico for preparation and analysis using industry standard methods. SGS Durango is an accredited laboratory conforming with the requirements of CAN-P-1579, CAN-P-4E (ISO/IEC 17025:2005)).

SGS sample preparation requires that the entire sample is dried and pulverized to >85% passing a 75 micron screen. A 30 gram charge is used for all analytical methods.  Gold is first analyzed by fire assay with atomic absorption finish (AA).  Gold samples that are above the upper detection limit for this method are re-analyzed by fire assay with gravimetric finish.  Silver is analyzed using a 3 acid digestion and atomic absorption metal determination.  Silver samples that are greater than the upper detection limit of this method are re-analyzed by fire assay with gravimetric finish.   Sample pulps are to be sent to ALS-Chemex, Chihuahua, Mexico for check analysis.

At the end of 2009 the Palmarejo mine completed construction of an on-site assay laboratory.  The lab has a sample preparation facility, two fire assay furnaces and two atomic absorption instruments.  The laboratory is being managed and run by SGS Mineral Services on a contract basis.  The on-site lab is used mainly for ore control and mill sample analysis.  One third of the underground development drill samples were analyzed by the on-site laboratory.  Assay techniques are 1-assay ton Fire Assay for gold with gravimetric or AA finish.  Silver analysis is by aqua-regia digestion and AA finish for silver and over limit silver samples are re-analyzed by fire assay and gravimetric finish.  Mine site personnel are submitting samples with a rigorous QA/QC sample protocol.

Coeur has adopted a specific QA/QC protocol that standardizes the procedures for collecting samples and obtaining related information with a goal of providing confidence that the assay results reported by laboratories can be verified and their integrity validated and which includes the use of standards, blanks, duplicates and check assays.

Mineral Resources and Reserves

Reserve estimates were obtained by applying a cut-off grade against Measured and Indicated Mineral Resource blocks within the remaining ultimate pit and against fully diluted underground stopes.

The ultimate pit design was based on an economic WhittleTM shell that was generated using estimated operating costs and process plant recoveries.  New WhittleTM shells were generated in the course of updating reserves using current operating costs and metal prices to ensure the ultimate pit design is still valid, then remaining reserves and resources within the ultimate pit were quantified between the year-end 2009 pit surface and the remaining ultimate pit using GEMCOM Gems™ mining software.  Measured and Indicated Mineral Resources that passed the cut-off grade were quantified on a bench by bench basis for mine planning purposes.  Since the Palmarejo pit exploits two main narrow vein systems, each bench was viewed in plan view to ensure the Measured and Indicated Mineral Resources reported by GEMCOM Gems™ were indeed contiguous and had sufficient continuity to allow ore mining using conventional truck and shovel operations.  Losses for open pit mining are assumed to be 5%, which is sufficient to account for isolated blocks that cannot effectively be mined without excessive dilution.

Underground stope shapes were created using GEMCOM Gems™ taking into account factors such as local vein geometry and minimum mining widths for the underground.  Tonnes and grade for each stope were then extracted from the GEMCOM Gems™ Resource block model by querying the block model using the 3-dimensional stope mining shapes provided by Palmarejo engineering staff.  Stopes were incorporated into Mineral Reserves after removing any inferred blocks within the mining shapes, applying dilution, and meeting or exceeding the underground cut-off grade.  Additionally, outlying resources were examined from a development cost perspective and although some of these “stopes” passed the cut-off grade criterion they were unable to pay for the development costs and were subsequently removed from consideration for Mineral Reserves reporting.

The Mineral Resources and Mineral Reserves for the Palmarejo District shown in the table below are effective January 1, 2011, and include the Palmarejo mine, Guadalupe, and La Patria silver and gold deposits. Due to rounding, there may be some minor variations in tonnes, grades or contained ounces.

Mineral Resources have been estimated using varying cut-off grades depending on the type of mining. Cost and recovery estimates used for gold equivalency calculation and cut-off grade determination for open pit and underground mining have been determined by taking into account metal prices, operating costs and metallurgical recoveries based on operating experience gained at Palmarejo in 2008 and 2009.

The gold equivalent factor used for cut-off grade determination is obtained using the following formula:

[($Price Au)/($Price Ag)] x [(%Recovery Au)/(%Recovery Ag)] x [(%Payable Au)/(%Payable Ag)]

Total Palmarejo District Mineral Resources Inclusive of Mineral Reserves

		Average Grade (g/t)		Contained Ounces
Category	Tonnes	Au	Ag	Au	Ag
Measured	5,617,500	2.73	212	493,400	38,339,900
Indicated	10,112,200	1.71	151	556,300	49,025,700
Measured and Indicated	15,729,700	2.08	173	1,049,700	87,365,600
Inferred	10,847,500	1.81	98	631,000	34,225,000

The Total Mineral Resource includes Proven and Probable Mineral Reserves.

Cut-off grade for Palmarejo deposit:  open pit 1.01g/tAuEq, underground 2.08g/tAuEq.

Cut-off grade for Guadalupe deposit:  underground 1.80g/tAuEq.

Cut-off grade for La Patria deposit 0.80g/tAuEq.

Mineral Reserves were calculated using metal prices of $1,025/oz Au and $16.25/oz Ag in conjunction with cost and recovery assumptions.

The Proven and Probable Mineral Reserves, effective January 1, 2011, are based on Measured and Indicated Mineral Resources only and are summarized in the table below.

There are no known factors that would adversely affect the planned metallurgical processes other than lower than anticipated silver recoveries that Coeur has publically disclosed.  There are no known environmental, permitting, legal, title, socio-economic, marketing, or political issues that could materially affect the Palmarejo Mineral Reserves and Resources.

Total Palmarejo District Mineral Reserves

		Average Grade (g/t)		Contained Ounces
Category	Tonnes	Au	Ag	Au	Ag
Proven	4,217,300	3.22	244	436,600	33,095,700
Probable	8,182,100	1.65	147	433,600	38,661,700
Total	12,399,400	2.18	180	870,200	71,757,400

Metal prices used were $1,025 per Au ounce, $16.25 per Ag ounce.

Includes Mineral Reserves for Palmarejo and Guadalupe deposits.

The table below shows the remaining Mineral Resource for the Palmarejo District (including the Palmarejo, Guadalupe and La Patria deposits) exclusive of the Mineral Reserves and, although stated with consideration given to economics, these Mineral Resources have not demonstrated economic viability.

Total Palmarejo District Mineral Resources Exclusive of Mineral Reserves

		Average Grade (g/t)		Contained Ounces
Category	Tonnes	Au	Ag	Au	Ag
Measured	1,472,400	1.20	111	56,800	5,244,200
Indicated	2,613,000	1.60	136	134,700	11,404,300
Total	4,085,400	1.46	127	191,500	16,648,500
Inferred	10,703,600	1.82	98	625,300	33,807,800

Metal prices used were $1,300 per Au ounce, $20.00 per Ag ounce.

Includes Mineral Resources for Palmarejo and Guadalupe deposits.

The Mineral Reserve and Resource for Guadalupe, effective January 1, 2010 and are summarized in metric tonne units in the table below:

Guadalupe Deposit Mineral Reserves

		Average Grade (g/t)		Contained Ounces
Category	Tonnes	Au	Ag	Au	Ag
Proven	793,600	1.91	168	48,800	4,281,500
Probable	5,868,200	1.70	145	319,800	27,267,600
Proven and Probable	6,661,800	1.72	147	368,600	31,549,100

Metals prices used were $1,025/oz Au and $16.25/oz Ag.

Mineral Resources were calculated using metals prices of $1,300/oz Au and $20.00/oz Ag in conjunction with cost and recovery assumptions.  The resultant Mineral Resources are summarized in metric tonne units in the tables below.  Mineral Resources have not demonstrated economic viability.

Guadalupe Deposit Mineral Resource Inclusive of Mineral Reserves

		Average Grade (g/t)		Contained Ounces
Category	Tonnes	Au	Ag	Au	Ag
Measured	833,800	2.03	184	54,600	4,937,500
Indicated	7,763,900	1.72	146	429,800	36,319,900
Measured and Indicated	8,597,700	1.75	149	484,400	41,257,400
Inferred	6,559,500	2.02	129	426,600	27,238,400

Guadalupe Deposit Mineral Resource Exclusive of Mineral Reserves

		Average Grade (g/t)		Contained Ounces
Category	Tonnes	Au	Ag	Au	Ag
Measured	112,400	1.59	182	5,700	656,000
Indicated	2,495,700	1.52	126	122,000	10,092,600
Measured and Indicated	2,608,100	1.52	128	127,700	10,748,600
Inferred	6,498,500	2.02	129	422,700	26,966,500

La Patria has no Mineral Reserve at this time and the Mineral Resources for the La Patria deposit, effective June 21, 2007, are summarized in metric tonne units in the table below.  These Mineral Resources are based on an open pit mining scenario using metal prices of $600 for gold, and $11.00/oz for silver.  Mineral Resources have not demonstrated economic viability.

La Patria Deposit Mineral Resources No Reserves

		Average Grade (g/t)		Contained Ounces
Category	Tonnes	Au	Ag	Au	Ag
Measured	—			—	—
Indicated	—			—	—
Measured and Indicated	—			—	—
Inferred	3,600,000	1.49	35.0	171,000	4,030,000

Cut-off grade of 0.8 AuEq g/t.

La Patria estimate effective September 17, 2007.

Mining Operations

Palmarejo mine

The Palmarejo mine, process plant, diesel power generating station, and ancillary facilities is operational, with the first doré produced on schedule in late March 2009.  Production commenced using an interim tailings storage facility while the final tailings dam is being constructed.

Ore is mined by both conventional open pit techniques and by longhole underground techniques.  Open pit mining operations are at full capacity and all stripping requirements have been met or exceeded.  Major backbone development of the underground operation is complete and most underground permanent infrastructure construction is complete.

Ore from both underground and open pit operations is hauled to the run of mine stockpile immediately adjacent to the north portal.  A loader feeds the primary jaw crusher, blending ores from various sources in the process.  A small crushed ore stockpile downstream of the primary crusher is reclaimed by apron feeder to feed the semi autogenous grind and ball mills, with cyclone overflow reporting to rougher-scavenger and cleaner flotation cells.  Flotation concentrate is thickened and cyanide leached, and all float tails report to a carbon-in-leach (“CIL”) circuit.  The pregnant eluate from the concentrate leach and stripped CIL carbon is treated by electro-winning to produce a powder that is filtered, dried and smelted on site into 150kg ingots.  Doré bullion is shipped by contract armored truck to a refinery.

Tailings slurry undergoes thickening for water recovery, cyanide detoxification, and is ultimately discharged to the tailings impoundment located in the east watershed outlet downstream of the open pit waste rock storage area.

The processing plant achieved stability during the third quarter of 2010 with gold recoveries averaging 94% and silver recoveries remaining at 70% compared to the 86% anticipated.  Implementation of a series of enhancements to improve silver recovery began in the third quarter of 2010, including installation of new pumping capacity, enhanced focus on grind size, optimization of chemical levels and improved blending of ore types, and are now beginning to make an impact on silver recovery.  Several other improvements such as installation of an additional oxygen plant and changes focused on enhancing carbon stripping and regeneration are underway and are expected by Coeur to lead to further gains.

The final product shipped from Palmarejo consists of doré ingots.  The relatively pure precious metals are then sold by the refinery on the open market.

Coeur has numerous business contracts in place to allow day-to-day mining, crushing and processing functions to operate smoothly.  The terms of these contracts, with regard to charges, etc. are all within industry norms.

The stated Mineral Reserves effective January 1, 2011, yield an estimated mine life of approximately 8 years and are estimated to generate a pre-tax net cashflow of $323 million based on future capital expenditure of $195.9 million.

Guadalupe

Work on the pre-feasibility study for Guadalupe is complete and demonstrates, subject to the qualifications in such study, that the deposit can be mined economically.  Guadalupe is expected to be mined by underground methods.  The mine will operate as a satellite of the Palmarejo operation.  Ore processing and administrative support will be done at the Palmarejo site.  A dedicated mining fleet and small engineering, geology and safety staff will be located at the Guadalupe site.

Guadalupe currently is initially designed to be mined at a rate of approximately 1,500t/d and then at a rate of up to 4,100 tonnes per day once Palmarejo is depleted. Based on current reserves, Guadalupe has an estimated mine life of 7 years.

The geology and mineralization styles at Guadalupe are similar to Palmarejo which has allowed application of Palmarejo designs to Guadalupe.  Broken ore will be hauled from underground to the surface and then via larger haul truck to the Palmarejo processing plant.  Waste material from stope preparation and ramp development will be hauled to a waste storage facility and will then be utilized in making an engineered cemented rock fill for backfilling empty stopes.

Most of the underground mining will be either by conventional longitudinal longhole stoping or by transverse longhole stoping.

Since the deposit covers more than 2km of strike length three portal locations were chosen for underground access.  All ore will be transported from underground to the surface through the north portal for final transport to the Palmarejo process plant. A second access ramp will be developed at a later stage from the south of the main deposit and is also designed for use to transport most of the backfill material to this area.  The third portal and access ramp will serve the southernmost clavo.

The Palmarejo mine site is serviced with a high voltage line capable of all power requirements for the mine.  The same high voltage line runs within 4.8km of the Guadalupe site and it is expected that a spur line will be laid to the Guadalupe site.

The existing access road to the property from Los Llanos will require improvement.  New roads on site accessing the portal locations and vent shaft locations will need to be constructed along with a new road from Guadalupe to Palmarejo to provide the haul road for ore transport.

Reclamation

Coeur conducts an annual review of its potential reclamation responsibilities company-wide.  Its year end 2010 preliminary assessment for final reclamation at the Palmarejo and Guadalupe mines is estimated to be $19.4 million.

Taxes and Royalties

The Palmarejo Royalty is subject to 16% Value Added Tax (“VAT”) in Mexico.  The monthly payment received from the operator is grossed up for the VAT which Franco-Nevada submits to the tax authorities.

Capital Costs

The capital cost estimate for the Palmarejo project is based on development and construction of a combined open pit and underground mine operation with a supporting plant and infrastructure.  The total project cost was estimated by Coeur to be $444.3 million.

Capital expenditures for Palmarejo and Guadalupe from January 1, 2011 through the end of the mine life are estimated to be an additional $195.9 million.  Major budgeted expenditures in 2011 at Palmarejo include $23.5 million for CIL circuit expansion, $4.5 million for a water treatment facility and $11 million for the final tailings dam construction.  Expenditures budgeted for Guadalupe in 2011 are $6.0 million for construction of haul road from Palmarejo to Guadalupe and for the initiation of the North Portal development drift.

RESERVES DATA AND OTHER OIL AND GAS INFORMATION

GLJ was engaged by Franco-Nevada to evaluate the crude oil and natural gas reserves of its Oil & Gas Assets’ producing properties and the value of future net revenue attributable to such reserves. GLJ has prepared a report in accordance with the requirements of NI 51-101. The GLJ Report was dated March 3, 2011 with an effective date of December 31, 2010. The GLJ Report was prepared using assumptions and methodology guidelines outlined in the COGE Handbook.

All evaluations of future revenue contained in the GLJ Report are after the deduction of royalties, development costs, production costs and well abandonment costs of all wells to which reserves have been attributed, but before consideration of indirect costs such as general and administrative, overhead recovery and other miscellaneous expenses. The estimated future net revenues contained in the following tables do not necessarily represent the fair market value of the reserves. There is no assurance that the forecast price and cost assumptions contained in the GLJ Report will be attained and variances could be material. Other assumptions and qualifications relating to costs and other matters are included in the notes to the tables. The recovery and reserves estimates described herein are estimates only. The actual reserves may be greater or less than those calculated.

Boes may be misleading, particularly if used in isolation.  A boe conversion ratio of 6 mcf to 1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.  The estimates of reserves and future net revenue for individual properties may not reflect the same confidence level as estimates of reserves and future net revenue for all properties, due to the effects of aggregation.

Reserves Data (Forecast Prices and Costs)

The following table sets forth a summary of the crude oil and natural gas reserves and the value of future net revenue of Franco-Nevada as at December 31, 2010 as evaluated by GLJ in the GLJ Report using forecast prices and costs. The pricing used in the forecast price evaluation is set forth below under the heading “Forecast Prices and Costs”. Some of the tables may not add due to rounding.

	Light & Medium Oil		Heavy Oil		Natural Gas		NGLs		Total Oil Equivalent
RESERVES CATEGORY	Gross (Mbbl)	Net (Mbbl)	Gross (Mbbl)	Net (Mbbl)	Gross (MMcf)	Net (MMcf)	Gross (Mbbl)	Net (Mbbl)	Gross (Mboe)	Net (Mboe)
Proved
Producing	1,523	2,665	—	130	2	10,656	—	291	1,523	4,863
Developed Non-Producing	85	106	—	—	—	—	—	—	85	106
Undeveloped	481	617	—	—	—	68	—	3	481	631
Total Proved	2,089	3,388	—	130	2	10,723	—	294	2,090	5,600
Total Probable	828	1,211	—	25	2	3,366	42	160	870	1,956
Total Proved Plus Probable	2,917	4,599	—	155	4	14,089	42	454	2,960	7,556

The following tables set forth the net present value of future net revenue attributable to the reserves categories referred to above, before and after deducting future income tax expenses, calculated without discount and using a discount rate of 5%, 10%, 15% and 20%:

	Net Present Values of Future Net Revenue Before Income Taxes Discounted At (%/year)
Reserves Category	0%	5%	10%	15%	20%
	(C$000)

Proved Producing	$288,022	$197,965	$151,097	$122,810	$103,965
Developed Non-Producing	8,952	5,033	3,134	2,090	1,463
Undeveloped	44,924	22,791	12,431	7,084	4,114

Total Proved	341,898	225,789	166,662	131,984	109,542
Total Probable	143,597	70,219	41,293	27,239	19,404

Total Proved Plus Probable	$485,495	$296,008	$207,955	$159,223	$128,945

	Net Present Values of Future Net Revenue After Income Taxes Discounted At (%/year)
Reserves Category	0%	5%	10%	15%	20%
	(C$000)

Proved Producing	$249,756	$171,634	$131,061	$106,578	$90,263
Developed Non-Producing	6,609	3,712	2,307	1,535	1,071
Undeveloped	33,133	16,638	8,915	4,928	2,714

Total Proved	289,498	191,983	142,283	113,041	94,048
Total Probable	106,242	51,703	30,292	19,913	14,137

Total Proved Plus Probable	$395,740	$243,687	$172,575	$132,954	$108,185

The following table sets forth the undiscounted future net revenue attributable to proved and proved plus probable reserves (in total) as of December 31, 2010 is set forth below:

Reserves Category	Revenue	Royalties	Operating Costs	Development Costs	Well Abandonment Costs	Future Net Revenue Before Income Taxes	Future Income Taxes	Future Net Revenue After Income Taxes
Total Proved (C$000)	$446,911	$51,079	$34,502	$18,666	$766	$341,898	$52,400	$289,498
Total Proved Plus Probable (C$000)	$635,369	$74,377	$48,848	$25,814	$835	$485,495	$89,755	$395,740

The following table sets forth the net present value of future net revenue (before deducting future income tax expenses), by production group, estimated using forecast prices and costs and calculated using a discount rate of 10%:

Reserves Category	Production group	Net present value of future net revenue before income taxes (discounted at 10% per year)(1) (C$000)
Total Proved
	Light & Medium Oil(2)	119,552
	Heavy Oil(2)	5,082
	Natural Gas(3)	42,028
	Total	166,662
Total Proved Plus Probable
	Light & Medium Oil(2)	150,933
	Heavy Oil(2)	5,476
	Natural Gas(3)	51,546
	Total	207,955

(1)          Other company revenue and costs not related to a specific production group have been allocated proportionately to production groups. Unit values are based on the Company’s net reserves.

(2)          Including solution gas and other by-products.

(3)          Including by-products but excluding solution gas.

Forecast Prices and Costs

The following table sets forth forecast prices and costs pricing assumptions used in the GLJ Report with respect to net values of future net revenue as well as the inflation rates used for operating and capital costs. GLJ is an independent qualified reserves evaluator appointed pursuant to NI 51-101. The crude oil and natural gas forecast prices are based on the December 31, 2010 posted price as determined by GLJ. The forecast price assumptions assume the continuance of current laws, regulations and operating costs in effect on the date of the GLJ Report.

Year	WTI @ Cushing Oklahoma ($US/bbl)	Light, Sweet Crude Oil (40 API at Edmonton) ($C/bbl)	Lloyd Blend Oil Stream Quality at Hardisty ($C/bbl)	Canadian Natural Gas Price (AECO- C/NIT) ($C/MMbtu)	NGL Edmonton Propane ($C/bbl)	NGL Edmonton Butane ($C/bbl)	NGL Edmonton Pentanes Plus ($C/bbl)	Inflation %/year	Exchange Rate $US/$C
2011	88.00	86.22	74.58	4.16	54.32	67.26	90.54	2.0	0.980
2012	89.00	89.29	74.55	4.74	56.25	68.75	91.96	2.0	0.980
2013	90.00	90.92	73.73	5.31	57.28	70.01	92.74	2.0	0.980
2014	92.00	92.96	74.83	5.77	58.56	71.58	94.82	2.0	0.980
2015	95.17	96.19	77.44	6.22	60.60	74.07	98.12	2.0	0.980
2016	97.55	98.62	79.39	6.53	62.13	75.94	100.59	2.0	0.980
2017	100.26	101.39	81.62	6.76	63.87	78.07	103.42	2.0	0.980
2018	102.74	103.92	83.65	6.90	65.47	80.02	106.00	2.0	0.980
2019	105.45	106.68	85.88	7.06	67.21	82.15	108.82	2.0	0.980
2020	107.56	108.84	87.61	7.21	68.57	83.80	111.01	2.0	0.980
2021+	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	2.0	0.980

Reconciliation of Changes in Reserves

The table below is a reconciliation of gross reserves and is provided to satisfy the requirement of NI 51-101.  Under NI 51-101, gross reserves include only working interests before the deduction of royalties payable and do not include any royalties receivable.  As a significant percentage of Franco-Nevada’s assets are royalty interests, they are excluded from this table.  This hinders an investor’s ability to compare its reserves to others in the industry.  Therefore, in addition to presenting the reconciliation using gross reserves, a reconciliation using the Company’s interest reserves is also presented.  The Company’s interest reserves are gross working interest reserves plus net royalty interest reserves.

December 31, 2010
Reconciliation of Company Gross Reserves
by Principal Product Type

Forecast Prices and Costs

	Total Oil			Residue & Solution Gas			Natural Gas Liquids			Oil Equivalent
FACTORS	Proved (Mbbl)	Probable (Mbbl)	Proved + Probable (Mbbl)	Proved (MMcf)	Probable (MMcf)	Proved + Probable (Mmcf)	Proved (Mbbl)	Probable (Mbbl)	Proved + Probable (Mbbl)	Proved (Mboe)	Probable (Mboe)	Proved + Probable (Mboe)
December 31/2009	2113.5	897.9	3,011.4	2.8	0.3	3.1	0.0	42.5	42.5	2,114.0	940.4	3,054.4
Discoveries	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Extensions*	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Infill Drilling*	6.7	0.0	6.7	0.0	0.0	0.0	0.0	0.0	0.0	6.7	0.0	6.7
Improved Recovery*	90.7	(69.4)	21.3	0.0	0.0	0.0	0.0	0.0	0.0	90.7	(69.4)	21.3
Technical Revisions	17.3	(1.0)	16.3	1.6	1.7	3.3	0.0	0.0	0.0	17.6	(0.7)	16.9
Acquisitions	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Dispositions	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Economic Factors	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Production	(138.9)	0.0	(138.9)	(1.9)	0.0	(1.9)	0.0	0.0	0.0	(139.3)	0.0	(139.3)
December 31/2010	2,089.2	827.6	2,916.8	2.5	2.0	4.5	0.0	42.5	42.5	2089.6	870.4	2,960.0

*                 The above change categories correspond to standards set out in the COGE Handbook. For reporting under NI 51-101, reserves additions under Infill Drilling, Improved Recovery and Extensions should be combined and reported as “Extensions and Improved Recovery”.

December 31, 2010
Reconciliation of Company Interest Reserves
by Principal Product Type

Forecast Prices and Costs

	Total Oil			Residue & Solution Gas			Natural Gas Liquids			Oil Equivalent
FACTORS	Proved (Mbbl)	Probable (Mbbl)	Proved + Probable (Mbbl)	Proved (MMcf)	Probable (MMcf)	Proved + Probable (Mmcf)	Proved (Mbbl)	Probable (Mbbl)	Proved + Probable (Mbbl)	Proved (Mboe)	Probable (Mboe)	Proved + Probable (Mboe)
December 31/2009	3,860.3	1,454.0	5,314.3	12,927.7	3,668.0	16,595.7	341.3	167.5	508.8	6,356.2	2,232.9	8,589.1
Discoveries	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Extensions*	47.3	10.3	57.6	124.6	22.0	146.6	8.9	1.9	10.8	76.9	15.9	92.8
Infill Drilling*	9.3	0.0	9.3	342.4	90.4	432.8	0.0	0.0	0.0	66.4	15.0	81.4
Improved Recovery*	129.0	(98.8)	30.2	0.0	0.0	0.0	0.0	0.0	0.0	129.0	(98.8)	30.2
Technical Revisions	108.1	(3.4)	104.7	(413.5)	(414.0)	(827.5)	8.4	(5.3)	3.1	47.6	(77.7)	(30.1)
Acquisitions	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Dispositions	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Economic Factors	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Production	(311.7)	0	(311.7)	(2,258.1)	0.0	(2,258.1)	(64.2)	0.0	(64.2)	(752.3)	0.0	(752.3)
December 31/2010	3,842.2	1,362.2	5,204.4	10,723.1	3,366.4	14,089.5	294.4	164.1	458.5	5923.8	2,087.3	8,011.1

*                 The above change categories correspond to standards set out in the COGE Handbook. For reporting under NI 51-101, reserves additions under Infill Drilling, Improved Recovery and Extensions should be combined and reported as “Extensions and Improved Recovery”.

Additional Information Relating to Reserves Data

Undeveloped Reserves

Proved and probable undeveloped reserves on a forecast price and cost basis have been estimated in accordance with procedures and standards contained in the COGE Handbook. Franco-Nevada holds both non-operating working interests and royalty interests in its oil & gas assets and, therefore, does not principally determine the development schedule of these oil & gas assets.  The operators of these assets determine the development of these assets and Franco-Nevada’s role, as a working interest holder, will be limited to paying its working interest share of the expenses associated therewith. For proved undeveloped properties, see the preceding charts under “Reserves Data (Forecast Prices and Costs)” and “Net Present Value of Future Net Revenue (Forecast Prices and Costs)”.

Company Gross Reserves First Attributed by Year

Proved Undeveloped Reserves

	Light & Medium Oil (Mbbl)		Heavy Oil (Mbbl)		Natural Gas (MMcf)		Natural Gas Liquids (Mbbl)		Oil Equivalent (Mbbl)
	* First Attributed	Total at Year-end	First Attributed	Total at Year-end	First Attributed	Total at Year-end	First Attributed	Total at Year-end	First Attributed	Total at Year-end
Prior	—	—	—	—	—	—	—	—	—	—
2006	—	—	—	—	—	—	—	—	—	—
2007	537	537	—	—	—	—	—	—	537	537
2008	—	537	—	—	—	—	—	—	—	537
2009	—	511	—	—	—	—	—	—	—	511
2010	180	481							180	481

*                 “First Attributed” refers to reserves first attributed at year-end of the corresponding fiscal year.

Probable Undeveloped Reserves

	Light & Medium Oil (Mbbl)		Heavy Oil (Mbbl)		Natural Gas (MMcf)		Natural Gas Liquids (Mbbl)		Oil Equivalent (Mbbl)
	* First Attributed	Total at Year-end	First Attributed	Total at Year-end	First Attributed	Total at Year-end	First Attributed	Total at Year-end	First Attributed	Total at Year-end
Prior	—	—	—	—	—	—	—	—	—	—
2006	—	—	—	—	—	—	—	—	—	—
2007	658	658	—	—	—	—	42	42	700	700
2008	—	623	—	—	—	—	—	42	—	665
2009	—	490	—	—	—	—	—	42	—	532
2010	58	385	—	—	—	—	—	42	58	427

*                 “First Attributed” refers to reserves first attributed at year-end of the corresponding fiscal year.

Significant Factors or Uncertainties

The process of evaluating reserves is inherently complex.  It requires significant judgments and decisions based on available geological, geophysical, engineering and economic data.  As circumstances change and additional data becomes available, reserve estimates also change.  Estimates are reviewed and revised, either upward or downward, as warranted by the new information.  Revisions are often required due to changes in well performance, prices, economic conditions and governmental restrictions.  Revisions to reserve estimates can arise from changes in year-end prices, reservoir performance and geologic conditions or production.  These revisions can be either positive or negative.

The reserve estimates contained herein are based on current production forecasts, prices and economic conditions.  These factors and assumptions include among others: (i) historical production in the area compared with production rates from analogous producing areas; (ii) initial production rates; (iii) production decline rates; (iv) ultimate recovery of reserves; (v) success of future development activities; (vi) marketability of production; (vii) effects of government regulations; and (viii) other government levies imposed over the life of the reserves.

The evaluated oil and natural gas assets have no material extraordinary risks or uncertainties beyond those which are inherent in an oil and natural gas producing company.  See “Risk Factors — Risks Related to Mining Operations and Oil and Natural Gas Operations”.

Future Development Costs

The table below sets out the development costs deducted in the estimation of future net revenue attributable to Franco-Nevada’s proved reserves reported in the GLJ Report using forecast prices and costs.

	Annual Capital Expenditure (C$000)
	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	Remainder	Total Undiscounted	Total 10% Discounted
Total Proved	2,637	2,059	1,634	1,550	1,645	1,126	894	671	632	477	405	364	4,573	18,666	10,755
Total Proved Plus Probable	2,924	2,127	1,908	2,335	2,270	1,828	1,308	793	804	664	639	635	7,580	25,814	13,740

Franco-Nevada expects to fund its estimated future development costs from working capital. Franco-Nevada does not anticipate that such costs will make development of any asset uneconomic or will have any material impact on disclosed reserves or future net revenue. All costs are to be incurred in Canada.

Other Oil & Gas Information

Forward Contracts

Franco-Nevada does not have any forward contracts for oil or natural gas.

Additional Information Concerning Abandonment and Reclamation Costs

Franco-Nevada is liable for ongoing environmental obligations and for the ultimate abandonment and reclamation costs for its oil, gas, and NGL assets (including surface leases, wells, facilities and pipelines) upon abandonment only in respect of its working interest in the Weyburn Unit and Midale Unit. There are no ongoing obligations of Franco-Nevada on its royalty interests in oil and natural gas assets.  Franco-Nevada identifies obligations related to its oil, gas and NGL assets by estimating the present value of expected future costs to reclaim and abandon these properties and the timing of costs to be incurred in future periods.

The estimates for abandonment are currently based on 17.5 net wells in respect of which Franco-Nevada expects to incur such costs. Franco-Nevada anticipates the total amount of such costs to be approximately C$835,000 on an undiscounted basis. Of this amount, Franco-Nevada anticipates that approximately C$28,000 (undiscounted) will be incurred in the next three financial years.

Tax Horizon

Franco-Nevada is taxable at an expected rate of approximately 27% on the revenue from the oil and natural gas royalty and working interests.

Costs Incurred

The following table sets out Franco-Nevada’s property acquisition, exploration and development costs for the fiscal year ended December 31, 2010.

	Proved			Unproved
Location	Property Acquisition	Exploration	Development	Property Acquisition	Total
Canada (C$000)	$—	$—	$2,469	$—	$2,469

Exploration and Development Activities

The following table summarizes the number and type of wells that Franco-Nevada drilled or participated in drilling for the fiscal year ended December 31, 2010. All of Franco-Nevada’s current exploration and development activities are in Canada.

			Net Wells Drilled
	Gross	Net	Oil Wells	Gas Wells	Service Wells	Dry Wells
Exploratory Wells	—	—	—	—	—	—
Development Wells	27.0	0.3	0.2	—	0.1	—

Total (Canada)	27.0	0.3	0.2	—	0.1	—

Production Estimates

The following tables present GLJ’s and forecasted case for proved and proved plus probable average daily production by product type for 2011. All production is from Canada. The production of natural gas and natural gas liquids from the Edson Property will exceed 30% of Franco-Nevada’s production of natural gas, natural gas liquids and oil for the 12 months ended December 31, 2011. Edson is expected to account for 60% of all natural gas production and 97% of all natural gas liquids production.

2011 Average Daily Production from Total Proved Reserves (Forecast Case)

	Light and Medium Oil		Heavy Oil Liquids		Natural Gas		Natural Gas Liquids
	Gross (bbl/d)	Net (bbl/d)	Gross (bbl/d)	Net (bbl/d)	Gross (Mcf/d)	Net (Mcf/d)	Gross (bbl/d)	Net (bbl/d)
Total Proved
Edson	0	0	0	0	0	3,069	0	136
Other Properties	377	727	0	27	4	1,996	0	4
Total: Total Proved	377	727	0	27	4	5,065	0	140

2011 Average Daily Production from Total Proved Plus Probable Reserves (Forecast Case)

	Light and Medium Oil		Heavy Oil		Natural Gas		Natural Gas Liquids
	Gross (bbl/d)	Net (bbl/d)	Gross (bbl/d)	Net (bbl/d)	Gross (Mcf/d)	Net (Mcf/d)	Gross (bbl/d)	Net (bbl/d)
Total Proved Plus Probable
Edson	0	0	0	0	0	3,146	0	140
Other Properties	394	754	0	27	5	2,055	0	4
Total: Total Proved Plus Probable	394	754	0	27	5	5,201	0	144

Production History

The following table sets forth Franco-Nevada’s Oil & Gas Assets’ average daily production volumes for oil, natural gas and natural gas liquids, before deduction of royalties, for each fiscal quarter in 2010.

	Average Daily Production (boe/d)
2010	Oil	Natural Gas	Natural Gas Liquids	Total
First Quarter	907	1,011	187	2,105
Second Quarter	896	1,061	157	2,114
Third Quarter	792	1,001	163	1,956
Fourth Quarter	766	983	183	1,932

The following table sets forth Franco-Nevada’s Oil & Gas Assets’ average prices received, royalties paid, production costs and resulting netback for oil, natural gas and natural gas liquids for each fiscal quarter in 2010.

Oil ($C/bbl)	Q1	Q2	Q3	Q4
Price received	$72.47	$73.96	$68.92	$67.91
Royalties Paid	5.32	4.89	5.28	4.97
Production costs	3.39	4.26	5.45	6.80

Netback	$63.76	$64.81	$58.20	$56.14

Natural Gas ($C/Mcf)	Q1	Q2	Q3	Q4
Price received	$5.48	$4.09	$3.97	$3.20
Royalties Paid	—	—	—	—
Production costs	—	—	—	—

Netback	$5.48	$4.09	$3.97	$3.20

NGL($C/bbl)	Q1	Q2	Q3	Q4
Price received	$66.74	$67.97	$51.11	$59.92
Royalties Paid	—	—	—	—
Production costs	—	—	—	—

Netback	$66.74	$67.97	$51.11	$59.92

The following table sets forth Franco-Nevada’s Oil & Gas Assets’ production volumes for oil, natural gas and natural gas liquids, for the twelve months ended December 31, 2010.

Production (Mboe)	Oil	Natural Gas	Natural Gas Liquids	Total

Weyburn Unit	149.3	—	—	149.3
Midale Unit	52.0	—	—	52.0
Edson	—	297.2	63.0	360.2
Medicine Hat	—	61.1	—	61.1
Other	105.3	48.0	—	153.3

Total	306.6	406.3	63.0	775.9

Definitions, Notes and Other Cautionary Statements

In the tables set forth above under the subheading “Statement of Reserves Data and Other Oil and Natural Gas Information” and elsewhere in this AIF, unless otherwise indicated, the following definitions and other notes are applicable.

1.                                       “Gross” means:

(a)                                  in relation to the Corporation’s interest in production or reserves, its “company gross reserves”, which are its working interest (operating or non-operating) share before deduction of royalties and without including any royalty interests of the Corporation;

(b)                                 in relation to wells, the total number of wells in which the Corporation has an interest; and

(c)                                  in relation to properties, the total area of properties in which the Corporation has an interest.

2.                                       “Net” means:

(a)                                  in relation to the Corporation’s interest in production or reserves its working interest (operating or non-operating) share after deduction of royalty obligations, plus the Corporation’s royalty interests in production or reserves;

(b)                                 in relation to the Corporation’s interest in wells, the number of wells obtained by aggregating the Corporation’s working interest in each of its gross wells; and

(c)                                  in relation to the Corporation’s interest in a property, the total area in which the Corporation has an interest multiplied by the working interest owned by the Corporation.

3.                                      Definitions of Reserves:

Reserves Categories

Reserves are estimated remaining quantities of oil and natural gas and related substances anticipated to be recoverable from known accumulations, from a given date forward, based on:

•                                       analysis of drilling, geological, geophysical and engineering data;

•                                       the use of established technology; and

•                                       specified economic conditions, which are generally accepted as being reasonable, and shall be disclosed.

Reserves are classified according to the degree of certainty associated with the estimates.

(a)                                  Proved reserves are those reserves that can be estimated with a high degree of certainty to be recoverable.  It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.

(b)                                 Probable reserves are those additional reserves that are less certain to be recovered than proved reserves.  It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves.

(c)                                  Possible reserves are those additional reserves that are less certain to be recovered than probable reserves.  It is unlikely that the actual remaining quantities recovered will exceed the sum of the estimated proved plus probable plus possible reserves.

Development and Production Status

Each of the reserves categories (proved, probable and possible) may be divided into developed and undeveloped categories:

(a)                                  Developed reserves are those reserves that are expected to be recovered from existing wells and installed facilities or, if facilities have not been installed, that would involve a low expenditure (for example, when compared to the cost of drilling a well) to put the reserves on production.  The developed category may be subdivided into producing and non-producing.

(i)                                     Developed producing reserves are those reserves that are expected to be recovered from completion intervals open at the time of the estimate.  These reserves may be currently producing or, if shut-in, they must have previously been on production, and the date of resumption of production must be known with reasonable certainty.

(ii)                                  Developed non-producing reserves are those reserves that either have not been on production, or have previously been on production, but are shut-in, and the date of resumption of production is unknown.

(b)                                 Undeveloped reserves are those reserves expected to be recovered from known accumulations where a significant expenditure (for example, when compared to the cost of drilling a well) is required to render them capable of production.  They must fully meet the requirements of the reserves classification (proved, probable, possible) to which they are assigned.

In multi-well pools it may be appropriate to allocate total pool reserves between the developed and undeveloped categories or to subdivide the developed reserves for the pool between developed producing and developed non-producing.  This allocation should be based on the estimator’s assessment as to the reserves that will be recovered from specific wells, facilities and completion intervals in the pool and their respective development and production status.

Levels of Certainty for Reported Reserves

The qualitative certainty levels referred to in the definitions above are applicable to “individual reserve entities” (which refers to the lowest level at which reserves calculations are performed) and to “reported reserves” (which refers to the highest level sum of individual entity estimates for which reserves are presented).  Reported reserves should target the following levels of certainty under a specific set of economic conditions:

•                                       at least a 90% probability that the quantities actually recovered will equal or exceed the estimated proved reserves;

•                                       at least a 50% probability that the quantities actually recovered will equal or exceed the sum of the estimated proved plus probable reserves;

•                                       at least a 10% probability that the quantities actually recovered will equal or exceed the sum of the estimated proved plus probable plus possible reserves.

A quantitative measure of the certainty levels pertaining to estimates prepared for the various reserves categories is desirable to provide a clearer understanding of the associated risks and uncertainties. However, the majority of reserves estimates will be prepared using deterministic methods that do not provide a mathematically derived quantitative measure of probability.  In principle, there should be no difference between estimates prepared using probabilistic or deterministic methods.

4.                                       Future Income Tax Expense

Future income tax expenses are estimated:

(a)                                  making appropriate allocations of estimated unclaimed costs and losses carried forward for tax purposes between oil and gas activities and other business activities;

(b)                                 without deducting estimated future costs that are not deductible in computing taxable income;

(c)                                  taking into account estimated tax credits and allowances; and

(d)                                 applying to the future pre-tax net cash flows relating to the Corporation’s oil and gas activities the appropriate year-end statutory tax rates, taking into account future tax rates already legislated.

5.                                       “Development costs” means costs incurred to obtain access to reserves and to provide facilities for extracting, treating, gathering and storing the oil and gas from reserves. More specifically, development costs, including applicable operating costs of support equipment and facilities and other costs of development activities, are costs incurred to:

(a)                                  gain access to and prepare well locations for drilling, including surveying well locations for the purpose of determining specific development drilling sites, clearing ground, draining, road building, and relocating public roads, gas lines and power lines to the extent necessary in developing the reserves;

(b)           drill and equip development wells, development type stratigraphic test wells and service wells, including the costs of platforms and of well equipment such as casing, tubing, pumping equipment and wellhead assembly;

(c)                                  acquire, construct and install production facilities such as flow lines, separators, treaters, heaters, manifolds, measuring devices and production storage tanks, natural gas cycling and processing plants, and central utility and waste disposal systems; and

(d)                                 provide improved recovery systems.

6.                                       “Development well” means a well drilled inside the established limits of an oil and gas reservoir, or in close proximity to the edge of the reservoir, to the depth of a stratigraphic horizon known to be productive.

7.                                       “Exploration costs” means costs incurred in identifying areas that may warrant examination and in examining specific areas that are considered to have prospects that may contain oil and gas reserves, including costs of drilling exploratory wells and exploratory type stratigraphic test wells. Exploration costs may be incurred both before acquiring the related property and after acquiring the property. Exploration costs, which include applicable operating costs of support equipment and facilities and other costs of exploration activities, are:

(a)                                  costs of topographical, geochemical, geological and geophysical studies, rights of access to properties to conduct those studies, and salaries and other expenses of geologists, geophysical crews and others conducting those studies;

(b)                                 costs of carrying and retaining unproved properties, such as delay rentals, taxes (other than income and capital taxes) on properties, legal costs for title defence, and the maintenance of land and lease records;

(c)                                  dry hole contributions and bottom hole contributions;

(d)                                 costs of drilling and equipping exploratory wells; and

(e)                                  costs of drilling exploratory type stratigraphic test wells.

8.                                       “Exploration well” means a well that is not a development well, a service well or a stratigraphic test well.

9.                                       “Service well” means a well drilled or completed for the purpose of supporting production in an existing field.  Wells in this class are drilled for the following specific purposes: gas injection (natural gas, propane, butane or flue gas), water injection, steam injection, air injection, salt water disposal, water supply for injection, observation or injection for combustion.

10.                                 Numbers may not add due to rounding.

11.                                 The estimates of future net revenue presented do not represent fair market value.

12.                                 The forecast price and cost assumptions assume the continuance of current laws and regulations.

RISK FACTORS

Investors should carefully consider all of the information disclosed in this AIF prior to investing in the securities of Franco-Nevada. In addition to the other information presented in this AIF, the following risk factors should be given special consideration when evaluating an investment in such securities.

Risks Related to the Business of Franco-Nevada

Changes in the market price of the commodities that underlie the royalty, stream, working and other interests will affect the profitability of Franco-Nevada and the revenue generated therefrom

The revenue derived by Franco-Nevada from its asset portfolio, working interests and investments will be significantly affected by changes in the market price of the commodities underlying the royalties, streams, working interests and investments. Franco-Nevada’s revenue will be particularly sensitive to changes in the price of gold, oil, natural gas, PGMs and copper, as the revenue from these commodities represents the majority of the cash flow derived from the asset portfolio. Commodity prices, including those to which Franco-Nevada is exposed, fluctuate on a daily basis and are affected by numerous factors beyond the control of Franco-Nevada, including levels of supply and demand, industrial development levels, inflation and the level of interest rates, the strength of the U.S. dollar and geopolitical events in significant oil and natural gas producing countries. Such external economic factors are in turn influenced by changes in international investment patterns, monetary systems and political developments.

All commodities, by their nature, are subject to wide price fluctuations and future material price declines will result in a decrease in revenue or, in the case of severe declines that cause a suspension or termination of production by relevant operators, a complete cessation of revenue from royalties, streams or working interests applicable to one or more relevant commodities. Moreover, despite Franco-Nevada’s plan to focus on commodity diversification, the broader commodity market tends to be cyclical, and a general downturn in overall commodity prices could result in a significant decrease in overall revenue. Any such price decline may result in a material and adverse effect on Franco-Nevada’s profitability, results of operation and financial condition.

Gold is produced as by-product metal at the Palmarejo project, Sudbury Operations project, MWS project and Ezulwini project, therefore, production, decisions and the economic cut-off applied to the reporting of gold reserves and resources will be influenced by changes in the commodity prices of other metals at the mines.

For Mineral Assets that are subject to stream agreements, in the event that the price of gold falls below $400, Franco-Nevada would not realize any profits.

The operation of the properties in which Franco-Nevada holds an interest is generally determined by third party property owners and operators, and Franco-Nevada has limited decision making power as to how these properties are operated, and the operators’ failure to perform could affect the revenues generated by Franco-Nevada

Franco-Nevada is not directly involved in the operation of mines.  The revenue derived from the asset portfolio is based on production by third party property owners and operators. Franco-Nevada may participate in the decision making process. However, the owners and operators will generally have the power to determine the manner in which the relevant properties subject to the asset portfolio are exploited, including decisions to expand, continue or reduce, suspend or discontinue production from a property, decisions about the marketing of products extracted from the property and decisions to advance exploration efforts and conduct development of non-producing properties. The interests of third party owners and operators and those of Franco-Nevada on the relevant properties may not always be aligned. As an example, it will usually be in the interest of Franco-Nevada to advance development and production on properties as rapidly as possible in order to maximize near-term cash flow, while third party owners and operators may take a more cautious approach to development as they are at risk on the cost of development and operations. The inability of Franco-Nevada to control the operations for the properties in which it has a royalty, stream or working interest may result in a material and adverse effect on Franco-Nevada’s profitability, results of operation and financial condition.  In addition, the owners or operators may take action contrary to Franco-Nevada’s policies or objectives; be unable or unwilling to fulfill their obligations under their agreements with Franco-Nevada; or experience financial, operational or other difficulties, including insolvency which could limit a third party’s ability to perform its obligations under the third party arrangements.

Except for any payments which may be payable under the completion guarantee relating to the MWS project, Franco-Nevada may not be entitled to any material compensation if any of the properties in which it holds a royalty, stream or other interest shuts down or discontinues their operations on a temporary or permanent basis.  At any time, any of the operators of the properties in which it holds a royalty, stream or other interest or their successors may decide to suspend or discontinue operations.

Franco-Nevada will have limited access to data and disclosure regarding the operation of properties, which will affect its ability to assess the royalty’s/stream’s performance

As a royalty/stream holder, Franco-Nevada has varying access to data on the operations or to the actual properties themselves. This could affect its ability to enhance the royalty’s performance. This could result in delays in cash flow from that anticipated by Franco-Nevada based on the stage of development of the properties covered by the asset portfolio.  In addition, some royalties/streams may be subject to confidentiality arrangements which govern the disclosure of information with regard to royalties/streams and, as such, Franco-Nevada may not be in a position to publicly disclose non-public information with respect to certain royalties/streams. The limited access to data and disclosure regarding the operations of the properties in which Franco-Nevada has an interest, may restrict Franco-Nevada’s ability to enhance its performance which may result in a material and adverse effect on Franco-Nevada’s profitability, results of operation and financial condition.  Although when creating new royalty or stream agreements, we attempt to obtain these rights, there is no assurance that our efforts will be successful.

Franco-Nevada depends on its operators for the calculation of royalty/stream payments.  It may not be able to detect errors and payment calculations may call for retroactive adjustments.

Franco-Nevada’s royalty/stream payments are calculated by the operators of the properties on which Franco-Nevada has royalties/streams based on the reported production.  Each operator’s calculation of our royalty/stream payments is subject to and dependent upon the adequacy and accuracy of its production and accounting functions, and errors may occur from time to time in the calculations made by an operator.  Certain royalty/stream agreements require the operators to provide Franco-Nevada with production and operating information that may, depending on the completeness and accuracy of such information, enable Franco-Nevada to detect errors in the calculation of royalty/stream payments that it receives.  Franco-Nevada does not, however, have the contractual right to receive production information for all of its royalty/stream interests.  As a result, Franco-Nevada’s ability to detect royalty/stream payment errors through its royalty/stream monitoring program and its associated internal controls and procedures is limited, and the possibility exists that Franco-Nevada will need to make retroactive royalty/stream revenue adjustments.  Some of Franco-Nevada’s royalty/stream contracts provide us the right to audit the operational calculations and production data for the associated royalty/stream payments; however, such audits may occur many months following Franco-Nevada’s recognition of the royalty/stream revenue and may require the Franco-Nevada to adjust its revenue in later periods.

Several royalties/streams are significant to Franco-Nevada and any adverse development related to these properties will affect the revenue derived from the royalty/stream

The royalties on the Palmarejo project and the Goldstrike complex are significant to Franco-Nevada.  Any adverse development affecting the operation of, production from or recoverability of reserves from the Palmarejo project or the Goldstrike complex, or any other significant property in the asset portfolio from time to time, such as, but not limited to, unusual and unexpected geologic formations, seismic activity, rock bursts, cave-ins, flooding and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage, hiring suitable personnel and engineering contractors, or securing supply agreements on commercially suitable terms, may have a material adverse effect on Franco-Nevada’s profitability, financial condition and results of operations. In addition, Franco-Nevada has no control over operational decisions made by the third party owners and operators of these projects. Any adverse decision made by the owners and operators, including for example, alterations to mine plans or production schedules, may impact the timing and amount of royalty revenue that Franco-Nevada receives and may have a material and adverse effect on

Franco-Nevada’s profitability, financial condition and results of operation.  As mines on which Franco-Nevada has royalties/streams mature, it can expect overall declines in production over the years unless operators are able to replace reserves that are mined through mine expansion or successful new exploration.

Franco-Nevada is dependent on the payment of royalties/streams by the owners and operators of the relevant properties and any delay in or failure of such royalty/stream payments will affect the revenues generated by the asset portfolio

Franco-Nevada is dependent to a large extent upon the financial viability and operational effectiveness of owners and operators of the relevant royalty/stream properties. Payments from production generally flow through the operator and there is a risk of delay and additional expense in receiving such revenues. Payments may be delayed by restrictions imposed by lenders, delays in the sale or delivery of products, the ability or willingness of smelters and refiners to process mine products, delays in the connection of wells to a gathering system, blowouts or other accidents, recovery by the operators of expenses incurred in the operation of the royalty/stream properties, the establishment by the operators of reserves for such expenses or the insolvency of the operator. Franco-Nevada’s rights to payment under the royalties/streams must, in most cases, be enforced by contract without the protection of a security interest over property that Franco-Nevada could readily liquidate. This inhibits Franco-Nevada’s ability to collect outstanding royalties/streams upon a default. In the event of a bankruptcy of an operator or owner, Franco-Nevada will be treated as an unsecured creditor and, therefore, have a limited prospect for full recovery of royalty revenue. Failure to receive any payments from the owners and operators of the relevant properties may result in a material and adverse effect on Franco-Nevada’s profitability, results of operation and financial condition.

Certain royalty/stream interests and working interests included in the royalty/stream interests are subject to rights in favour of others or third parties, that could adversely affect the revenues generated from the asset portfolio

Some royalty/stream interests and working interests in the royalty/stream interests are subject to: (i) buy-down right provisions pursuant to which an operator may buy-back all or a portion of the royalty/stream, (ii) pre-emptive rights pursuant to which parties to operating and royalty/stream agreements have the right of first refusal or first offer with respect to a proposed sale or assignment of a royalty/stream to Franco-Nevada, or (iii) claw back rights pursuant to which the seller of a royalty/stream to Franco-Nevada has the right to re-acquire the royalty/stream. Holders may exercise these rights such that certain royalty/stream interests and working interests would not be available to Franco-Nevada.

The asset portfolio includes a number of royalty/stream interests based on net profits, and the revenue derived from such royalty/stream interests is dependent upon factors beyond the control of Franco-Nevada that may have an adverse effect on the overall revenues generated by the asset portfolio

Franco-Nevada holds a number of net profit royalties, equity interests and working interests in its asset portfolio. These royalties, streams and other interests allow the operator to account for the effect of prevailing cost pressures on the project before calculating the royalty/stream payable to Franco-Nevada. These cost pressures include costs of labour, equipment, fuel, electricity, environmental compliance, oil prices and numerous other capital, operating and production inputs. Such costs will fluctuate in ways that are unpredictable and are beyond the control of Franco-Nevada, and can have a dramatic effect on the revenue payable to Franco-Nevada on these royalties and other interests. Any increase in the costs incurred by the operators on the applicable properties will likely result in a decline in the royalty revenue received by Franco-Nevada. This will affect overall revenue generated by the asset portfolio which may have a material and adverse effect on Franco-Nevada’s profitability, financial condition, and results of operation.

Franco-Nevada may experience difficulty attracting and retaining qualified management and technical personnel to efficiently operate its business

Franco-Nevada is dependent upon the continued availability and commitment of its key management, whose contributions to immediate and future operations of Franco-Nevada are of significant importance. The loss of any such key management could negatively affect business operations. From time to time, Franco-Nevada will also need to identify and retain additional skilled management and specialized technical personnel to efficiently operate its business. The number of persons skilled in the acquisition, exploration and development of royalties/streams and interests in natural resource properties is limited and competition for such persons is intense. Recruiting and retaining qualified personnel is critical to Franco-Nevada’s success and there can be no assurance of such success. If Franco-Nevada is not successful in attracting and training qualified personnel, Franco-Nevada’s ability to execute its business model and growth strategy could be affected, which could have a material and adverse impact on its profitability, results of operations and financial condition. Franco-Nevada does not intend to maintain “key man” insurance for any members of its management.

Increased competition for royalty/stream interests and resource investments could adversely affect Franco-Nevada’s ability to acquire additional royalties, streams and other investments in mineral and oil and natural gas properties

Many companies are engaged in the search for and the acquisition of mineral and oil and natural gas interests, and there is a limited supply of desirable mineral and oil and natural gas interests. The mineral exploration and mining and oil and natural gas businesses are competitive in all phases. Many companies are engaged in the acquisition of mining and gas interests, including large, established companies with substantial financial resources, operational capabilities and long earnings records. Franco-Nevada may be at a competitive disadvantage in acquiring interests in these natural resource properties, whether by way of royalty, stream or other form of investment, as many competitors have greater financial resources and technical staffs. There can be no assurance that Franco-Nevada will be able to compete successfully against other companies in acquiring new natural resource properties and royalty/stream interests.  In addition, Franco-Nevada may be unable to acquire royalties or streams at acceptable valuations.  Franco-Nevada’s inability to acquire additional royalty/stream interests and other investments in mineral and oil and natural gas properties may result in a material and adverse effect on Franco-Nevada’s profitability, results of operation and financial condition.

Royalty/stream and other interests may not be honoured by operators of a project

Royalty/stream and other interests in natural resource properties are largely contractual in nature. Parties to contracts do not always honour contractual terms and contracts themselves may be subject to interpretation or technical defects. To the extent grantors of royalty/stream and other interests do not abide by their contractual obligations, Franco-Nevada would be forced to take legal action to enforce its contractual rights. Such litigation may be time consuming and costly and there is no guarantee of success. While any proceedings or actions are pending, or if any decision is determined adversely to Franco-Nevada, that may have a material and adverse effect on Franco-Nevada’s profitability, results of operations and financial condition.

There may be unknown defects in the asset portfolio

A defect in a royalty, working interest or equity interest and/or the underlying contract may arise to defeat the claim of Franco-Nevada to such royalty, working interest or equity interest. When Franco-Nevada acquired the assets from Newmont it was not provided with title representations and warranties relating to the royalties/streams and various equity interests in the Acquisition Agreement. Newmont only represented that it would transfer the extent of its interest in the assets to Franco-Nevada. If there was a defect in Newmont’s interest in the royalties, working interest or equity interest and/or the underlying contract, Franco-Nevada will not have any recourse against Newmont under the Acquisition Agreement.  Unknown defects in the royalty, stream or other assets of Franco-Nevada may result in a material and adverse effect on Franco-Nevada’s profitability, results of operation and financial condition.

Current global financial conditions continue to be challenging

Current global financial conditions have been subject to increased volatility, with numerous financial institutions having either gone into bankruptcy or having to be rescued by government authorities. Access to financing has been negatively impacted.  As such, Franco-Nevada may be subject to counterparty risk and liquidity risk.  Franco-Nevada is exposed to various counterparty risks including, but not limited to: (i) through financial institutions that hold Franco-Nevada’s cash; (ii) through companies that have payables to Franco-Nevada; (iii) through Franco-Nevada’s insurance providers; and (iv) through Franco-Nevada’s lenders. Franco-Nevada is also exposed to liquidity risks in meeting its operating expenditure requirements in instances where cash positions are unable to be maintained or appropriate financing is unavailable. These factors may impact the ability of Franco-Nevada to obtain loans and other credit facilities in the future and, if obtained, on terms favourable to Franco-Nevada. If these increased levels of volatility and market turmoil continue, Franco-Nevada’s operations could be adversely impacted and the trading price of the Common Shares could be adversely affected.

Franco-Nevada’s revenue, earnings, the value of its treasury and the value it records for its assets are subject to variations in foreign exchange rates, which may adversely affect the revenue generated by the asset portfolio or cause adjustments to the recorded value of assets

Franco-Nevada’s royalty/stream interests are subject to foreign currency fluctuations and inflationary pressures, which may have a material and adverse effect on Franco-Nevada’s profitability, results of operation and financial condition. There can be no assurance that the steps taken by management to address variations in foreign exchange rates will eliminate all adverse effects and Franco-Nevada may suffer losses due to adverse foreign currency rate fluctuations.

The ability to pay dividends will be dependent on the financial condition of Franco-Nevada

Payment of dividends on the Common Shares is within the discretion of Franco-Nevada’s board of directors and will depend upon Franco-Nevada’s future earnings, cash flows, acquisition capital requirements and financial condition, and other relevant factors. Although Franco-Nevada intends to pay a regular dividend, there can be no assurance that it will be in a position to declare dividends due to the occurrence of one or more of the risks described herein.

Changes in income tax legislation could affect the profitability of Franco-Nevada

Changes to, or differing interpretation of, taxation laws in any of Canada, the United States, Mexico, Barbados, Australia or any of the countries in which Franco-Nevada’s assets are located could result in some or all of Franco-Nevada’s profits being subject to income tax. No assurance can be given that new taxation rules will not be enacted or that existing rules will not be applied in a manner which could result in Franco-Nevada’s profits being subject to income tax which could have a material adverse effect on Franco-Nevada.

Certain of Franco-Nevada’s directors and officers serve in similar positions with other public companies, which put them in a conflict position from time to time

Certain of the directors and officers of Franco-Nevada also serve as directors or officers of, or have significant shareholdings in, other companies involved in natural resource exploration and development and, to the extent that such other companies may participate in the same ventures in which Franco-Nevada participates, or in ventures in which Franco-Nevada may seek to participate, the directors and officers of Franco-Nevada may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In all cases where directors and officers have an interest in other companies, such other companies may also compete with Franco-Nevada for the acquisition of royalties/streams, or mineral or oil and natural gas property investments. Such conflicts of the directors and officers may result in a material and adverse effect on Franco-Nevada’s profitability, results of operation and financial condition.

Franco-Nevada can provide no assurance that it will be able to obtain adequate financing in the future or that the terms of such financing will be favourable and, as a result, Franco-Nevada may have to raise additional capital though the issuance of additional equity, which will result in dilution to Franco-Nevada’s shareholders

There can be no assurance that Franco-Nevada will be able to obtain adequate financing in the future or that the terms of such financing will be favourable. Failure to obtain such additional financing could result in delay or postponement of further business activities which may result in a material and adverse effect on Franco-Nevada’s profitability, results of operation and financial condition. Franco-Nevada will require new capital to grow its business and there are no assurances that capital will be available when needed, if at all. It is likely that such additional capital will be raised through the issuance of additional equity, which will result in dilution to shareholders.

If Franco-Nevada expands its business beyond the acquisition of royalty/stream interests, Franco-Nevada may face new challenges and risks which could affect its profitability, results of operations and financial condition

Franco-Nevada’s operations and expertise are currently focused on the acquisition and management of royalty/stream interests. In the future, Franco-Nevada intends to pursue acquisitions outside this area, including acquiring and/or investing in, developing resource projects. Expansion of Franco-Nevada’s activities into new areas will present challenges and risks that it has not faced in the past, including many of the risks described under “Risks Related to Mining Operations and Oil and Natural Gas Operations”. The failure to manage these challenges and risks successfully may result in a material and adverse effect on Franco-Nevada’s profitability, results of operation and financial condition.

The change to reporting financial results under IFRS commencing in 2011 may result in unanticipated changes in Franco-Nevada’s previously reported profitability, results of operations and financial condition and may affect comparability to industry peers

In February 2008, the Canadian Accounting Standards Board confirmed that publicly accountable enterprises will be required to adopt IFRS for fiscal years beginning on or after January 1, 2011, with early adoption permitted if specifically approved.  Accordingly, the conversion to IFRS will be applicable to Franco-Nevada’s reporting requirements no later than the first quarter of 2011, with restatement of comparative information presented.  The conversion to IFRS may impact Franco-Nevada’s accounting policies, information technology and data systems, internal control over financial reporting, and disclosure controls and procedures.  The transition may also impact business activities, such as foreign currency, certain contractual arrangements, debt covenants, capital requirements and compensation arrangements.

IFRS, and the interpretation thereof, are constantly evolving.  As a result, the Franco-Nevada expects that there may be additional new or revised standards in relation to provisions, financial instruments, fair value and consolidation prior to the issuance of its first financial statements reported under IFRS.  The future impacts of IFRS will also depend on the particular circumstances prevailing in those years. Franco-Nevada continues to monitor and evaluate other IFRS accounting developments.  However, the change to IFRS may result in unanticipated and, potentially, material and adverse changes in Franco-Nevada’s previously reported profitability, results of operations and financial condition and may affect comparability to industry peers.

Risks Related to Mining Operations and Oil and Natural Gas Operations

Franco Nevada is subject to the same Risk Factors as the Properties in which it holds a Royalty, Stream or other Interest in

To the extent that they relate to the production of gold or other precious metals from, or the continued operation of properties in which Franco Nevada holds a royalty, stream or interest, Franco-Nevada will be subject to the risk factors applicable to the operators of such mines or projects.

The inability to add additional reserves to its asset portfolio through either the development of existing resources or the acquisition of new mineral or oil and natural gas producing assets could affect Franco-Nevada

The revenue generated by Franco-Nevada is principally based on the exploitation of mineral and oil and natural gas reserves on assets underlying the royalty/stream interests and on which Franco-Nevada has a royalty, stream or other interest. Such reserves are continually being depleted through extraction and the long-term viability of the asset portfolio depends on the replacement of reserves through new producing assets and increases in reserves on existing producing assets. While Franco-Nevada may be able to maintain all or a portion of its interest in its reserve inventory through acquisitions, its business model relies on the successful development of the non-producing properties in its asset portfolio. Exploration for minerals and energy resources is a speculative venture necessarily involving substantial risk. There is no certainty that the expenditures made by the operator of any given project will result in discoveries of commercial quantities of minerals or energy resources on properties underlying the asset portfolio. Even in those cases where a significant mineral or oil and natural gas deposit is identified, there is no guarantee that the deposit can be economically extracted. Substantial expenditures are required to establish reserves through drilling, to develop processes to extract the resources and, in the case of new properties, to develop the extraction and processing facilities and infrastructure at any site chosen for extraction. Although substantial benefits may be derived from the discovery of a major deposit, no assurance can be given that new reserves will be identified to replace or increase the amount of reserves currently in the asset portfolio. This includes mineral resources, as the resources that have been discovered have not been subjected to sufficient analysis to justify commercial operations or the allocation of funds required for development. The inability to add additional reserves or to replace existing reserves through either the development of existing resources or the acquisition of new mineral or oil and natural gas producing assets may result in a material and adverse effect on Franco-Nevada’s profitability, results of operation and financial condition.

Reserves and resources are estimates based on interpretation and assumption and actual production may differ from amounts identified in such estimates

The mineral and oil and natural gas reserves and resources on properties underlying Franco-Nevada’s royalty/stream interests are estimates only, and no assurance can be given that the estimated reserves and resources are accurate or that the indicated level of minerals and oil and natural gas will be produced. Such estimates are, in large part, based on interpretations of geological data obtained from drill holes and other sampling techniques. Actual mineralization or formations may be different from those predicted. Further, it may take many years from the initial phase of drilling before production is possible and during that time the economic feasibility of exploiting a discovery may change.

Resource estimates in particular must be considered with caution. Resource estimates for properties that have not commenced production are based, in many instances, on limited and widely spaced drill hole or other limited information, which is not necessarily indicative of the conditions between and around drill holes. Such resource estimates may require revision as more drilling or other exploration information becomes available or as actual production experience is gained. Further, resources may not have demonstrated economic viability and may never be extracted by the operator of a property. It should not be assumed that any part or all of the mineral resources on properties underlying Franco-Nevada’s royalty/stream interests constitute or will be converted into reserves. Market price fluctuations of the applicable commodity, as well as increased production and capital costs or reduced recovery rates, may render the proven and probable reserves on properties underlying Franco-Nevada’s royalty/stream interests unprofitable to develop at a particular site or sites for periods of time or may render reserves containing relatively lower grade mineralization uneconomic. Moreover, short-term operating factors relating to the reserves, such as the need for the orderly development of ore bodies or the processing of new or different ore grades, may cause reserves to be reduced or not extracted. Estimated reserves may have to be recalculated based on actual production experience. Any of these factors may require operators to reduce their reserves and resources, which may result in a material and adverse effect on Franco-Nevada’s profitability, results of operation and financial condition.

The exploration and development of mining and resource properties is inherently dangerous and subject to risks beyond the control of Franco-Nevada

Companies engaged in mining and oil and natural gas activities are subject to all of the hazards and risks inherent in exploring for and developing natural resource projects. These risks and uncertainties include, but are not limited to, environmental hazards, industrial accidents, labour disputes, increase in the cost of labour, social unrest, fires, changes in the regulatory environment, impact of non-compliance with laws and regulations, fire, explosion, blowouts, cratering, sour gas releases and spills, encountering unusual or unexpected geological formations or other geological or grade problems, unanticipated metallurgical characteristics or less than expected mineral recovery, encountering unanticipated ground or water conditions, cave-ins, pit wall failures, flooding, rock bursts, periodic interruptions due to inclement or hazardous weather conditions, earthquakes, seismic activity, other natural disasters or unfavourable operating conditions and losses. Should any of these risks or hazards affect a company’s exploration or development activities, it may (i) cause the cost of development or production to increase to a point where it would no longer be economic to produce the metal or oil and natural gas from the company’s resources or expected reserves, (ii) result in a write down or write-off of the carrying value of one or more projects, (iii) cause delays or stoppage of mining or processing, (iv) result in the destruction of properties, processing facilities or third party facilities necessary to the company’s operations, (v) cause personal injury or death and related legal liability, or (vi) result in the loss of insurance coverage. The occurrence of any of above mentioned risks or hazards could result in an interruption or suspension of operation of the properties in which Franco-Nevada holds a royalty/stream interest and have a material and adverse effect on Franco-Nevada’s profitability, results of operation and financial condition.

There are known title defects and there may be unforeseen and unknown title defects, which may result in a loss of entitlement to a property

A defect in the chain of title to any of the properties underlying the royalty/stream interests may arise to defeat the claim of the operator to a property. In addition, claims by third parties or aboriginal groups in Canada and elsewhere may impact on the operator’s ability to conduct activities on a property to the detriment of Franco-Nevada’s royalty/stream interests. To the extent an owner or operator does not have title to the property, it may be required to cease operations or transfer operational control to another party. Many royalties/streams are contractual, rather than an interest in land, with the risk that an assignment or bankruptcy or insolvency proceedings by an owner will result in the loss of any effective royalty/stream interest in a particular property. Further, even in those jurisdictions where there is a right to record or register royalties/streams in land registries or mining recorders offices, such registrations may not necessarily provide any protection to the royalty/stream holder. Accordingly, the royalty/stream holder may be subject to risk from third parties. As a result, known title defects, as well as unforeseen and unknown title defects may impact operations at a project in which Franco-Nevada has a royalty/stream interest and may result in a material and adverse effect on Franco-Nevada’s profitability, results of operation and financial condition.

The operations in which Franco-Nevada holds a royalty, stream or other interest require various property rights, permits and licenses in order to conduct current and future operations, and delays or a failure to obtain or maintain such property rights, permits and licenses, or a failure to comply with the terms if any of such property rights, permits and licenses could result in interruption or closure of operations or exploration on the properties

Exploration, development and operation of mining and oil and natural gas properties are subject to laws and regulations governing health and worker safety, employment standards, environmental matters, mine development, project development, mineral production, permitting and maintenance of title, exports, taxes, labour standards, reclamation obligations, heritage and historic matters and other matters. Franco-Nevada, in respect of its own properties and operations, as well as the owners and operators of the properties in which Franco-Nevada holds a royalty, stream or other interest, require licenses and permits from various governmental authorities in order to conduct their operations. Future changes in such laws and regulations or in such licenses and permits could have a material adverse impact on the revenue Franco-Nevada derives from the royalty/stream interests. Such licenses and permits are subject to change in various circumstances and are required to be kept in good standing through a variety of means, including cash payments and satisfaction of conditions of issue. Such licenses and permits are subject to expiration, relinquishment and/or termination without notice to, control of or recourse by Franco-Nevada. There can be no guarantee that Franco-Nevada or the operators of those properties in which Franco-Nevada holds a royalty, stream or other interest, will be able to obtain or maintain all necessary licenses and permits in good standing that may be required to explore, develop and operate the properties, commence construction or operation of mining or oil and natural gas facilities, or maintain operations that economically justify the cost. Any failure to comply with applicable laws and regulations, permits and licenses, or to maintain permits and licenses in good standing, even if inadvertent, could result in interruption or closure of exploration, development or mining operations or fines, penalties or other liabilities accruing to the owner or operator of the project. Any such occurrence could substantially decrease production or cause the termination of operations on the property and have a material and adverse effect on Franco-Nevada’s profitability, results of operation and financial condition.

The operations in which Franco-Nevada holds an interest are subject to environmental laws and regulations that may increase the costs of doing business and may restrict the operations

All phases of the mining and the oil and natural gas business present environmental risks and hazards and are subject to environmental regulation pursuant to a variety of government laws and regulations. Compliance with such laws and regulations can require significant expenditures and a breach may result in the imposition of fines and penalties, which may be material. Environmental legislation is evolving in a manner expected to result in stricter standards and enforcement, larger fines and liability and potentially increased capital expenditures and operating costs. Any breach of environmental legislation by Franco-Nevada, as an owner or operator of a property, or by owners or operators of properties underlying the asset portfolio could have a material impact on the viability of the relevant property and impair the revenue derived from the owned property or applicable royalty, which could have a material and adverse affect on Franco-Nevada’s profitability, results of operation and financial condition.

Additional costs may be incurred as a result of international climate change initiatives and may effect the availability of resources and cause business disruptions

Franco-Nevada acknowledges climate change as an international and community concern.  Franco-Nevada supports and endorses various initiatives for voluntary actions consistent with international initiatives on climate change.  Franco-Nevada is committed to reducing energy consumption and greenhouse gas emissions and it promotes energy efficiency.  In addition to voluntary actions, governments are moving to introduce climate change legislation and treaties at the international, national, state/provincial and local levels.  Where legislation already exists, regulation relating to emission levels and energy efficiency is becoming more stringent.  Some of the costs associated with reducing emissions can be offset by increased energy efficiency and technological innovation.  However, if the current regulatory trend continues, Franco-Nevada expects this may result in increased costs at some of the operations underlying our royalty/stream interests.

Franco-Nevada is exposed to risks of changing political attitudes and stability and ensuing changes in government regulation in the countries in which it holds royalty, stream or other interests.

The properties on which Franco-Nevada holds or will hold a royalty, stream or other interests are located in multiple legal jurisdictions and political systems. There is sovereign risk in investing in foreign countries, including the risk that the resource concessions may be susceptible to revision or cancellation by new laws or changes in direction by the government in question. It is possible that changes in applicable laws, regulations, or in their enforcement or regulatory interpretation could result in adverse changes to mineral or oil and natural gas operations. These are matters over which Franco-Nevada has no control. There is no assurance that future political and economic conditions in such countries will not result in the adoption of different policies or attitudes respecting the development and ownership of resources. Any such changes in policy or attitudes may result in changes in laws affecting ownership of assets, land tenure and resource concessions, taxation, royalties, exchange rates, environmental protection, labour relations, repatriation of income and return of capital, which may affect both the ability to undertake exploration and development on, or production from, the properties on which Franco-Nevada holds a royalty, stream or other interest. In certain areas where Franco-Nevada holds a royalty, stream or other interest, the regulatory environment is in a state of continuing change, and new laws, regulations and requirements may be retroactive in their effect and implementation. Any changes in governmental laws, regulations, economic conditions or shifts in political attitudes or stability are beyond the control of Franco-Nevada and the owners and operators of the properties in which Franco-Nevada has an interest and such changes may result in a material and adverse effect on Franco-Nevada’s profitability, results of operation and financial condition.

Potential litigation affecting the properties in which Franco-Nevada holds its royalty/stream interests could have an adverse effect on Franco-Nevada

Potential litigation may arise on a property on which Franco-Nevada holds or has a royalty/stream interest (for example, litigation between joint venture partners or original property owners). As a royalty/stream holder, Franco-Nevada will not generally have any influence on the litigation and will not generally have access to data. Any such litigation that results in the cessation or reduction of production from a property (whether temporary or permanent) could have a material and adverse effect on Franco-Nevada’s profitability, results of operations and financial condition.

Significant changes to western Canadian provinces’ royalty framework may have an adverse effect on the revenue generated by Oil & Gas Assets

In addition to federal regulation, each province has legislation and regulations that govern royalties, production rates and other matters.  The royalty regime in a given province is a significant factor in the profitability of crude oil, natural gas liquids, sulfur and natural gas production.  Royalties payable on production from lands other than Crown lands are determined by negotiation between the mineral freehold owner and the lessee, although production from such lands is subject to certain provincial taxes and royalties.  Royalties from production on Crown lands are determined by governmental regulation and are generally calculated as a percentage of the value of gross production.  The rate of royalties payable generally depends in part on prescribed reference prices, well productivity, geographical location, field discovery date, method of recovery and the type or quality of the petroleum product produced.  Other royalties and royalty-like interests are, from time to time, carved out of the working interest owner’s interest through non-public transactions.  These are often referred to as overriding royalties, gross overriding royalties, net profits interests, or net carried interests.

Occasionally the governments of the western Canadian provinces create incentive programs for exploration and development.  Such programs often provide for royalty rate reductions, royalty holidays, or royalty tax credits and are generally introduced when commodity prices are low to encourage exploration and development activity by improving earnings and cash flow within the industry.

Any increased royalty burden may affect the operations of the owners or operators of properties underlying Franco-Nevada’s Oil & Gas Assets which may materially and adversely affect its profitability, results of operations and financial condition.

Proposed changes to U.S. federal mining and public land could impose, among other things, royalties and fees paid to the U.S. government by mining companies and royalty holders

Periodically, members of the U.S. Congress have introduced bills which would supplant or alter the provisions of The General Mining Law of 1872 which governs the disposal of metallic minerals on lands owned by the federal government.  Some of the production covered by Franco-Nevada’s royalties occurs on unpatented mining claims located on U.S. federal lands.  In 2011, the U.S. President’s budget message to the U.S. Congress called for legislation to amend the U.S. mining law to impose a leasing system for gold, silver, and certain other metallic minerals, to impose a royalty on the production from federal lands, and a reclamation fee on production from federal and other lands.  To date, no legislation has been introduced to implement this request to amend the mining law.  Such legislation, if enacted by the U.S. Congress, could substantially increase the cost of holding mining claims and could reduce the revenue Franco-Nevada receives from royalties on unpatented mining claims, and to a lesser extent, on other lands in the United States.  Moreover, such legislation could significantly impair the ability of owners of properties subject to Franco-Nevada’s royalties to develop mineral resources on unpatented mining claims.  Although it is impossible at this time to predict what royalties and fees may be imposed in the future, the imposition of such royalties and fees could adversely affect the potential for development of such mining claims and the economics of existing operating mines on federal lands.  Passage of such legislation may result in a material and adverse effect on Franco-Nevada’s profitability, results of operations, and financial condition.

Adequate infrastructure may not be available to develop the properties in which Franco-Nevada has an interest

Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants, which affect capital and operating costs. Unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect the operations on which Franco-Nevada has a royalty/stream interest.

There is no infrastructure available to produce or deliver to market natural gas from the Arctic gas properties in which Franco-Nevada has an interest and currently there is no plan or operating agreement to develop or produce these reserves. Franco-Nevada’s ability to generate revenues and, ultimately, profits from production from its Arctic gas interests depends upon the ability to develop and produce from these properties and to transport the natural gas and natural gas liquids to market. Franco-Nevada holds various working interests in the Arctic gas resources and, as such, is exposed to the capital costs of developing such resources. Franco-Nevada’s inability to produce or develop the Arctic gas resources or transport its natural gas to market may result in a material and adverse effect on Franco-Nevada’s profitability, results of operation and financial condition.

Production is dependent on good relations with operators’ employees

Production from the properties in which Franco Nevada holds an interest depends on the efforts of operators’ employees.  There is intense competition for geologists and persons with mining expertise.  The ability of the owners and operators of such properties to hire and retain geologists and persons with mining expertise is key to those operations.  Further, relations with employees may be affected by changes in the scheme of labour relations that may be introduced by the relevant governmental authorities in the jurisdictions in which those operations are conducted.  Changes in such legislation or otherwise in the owners and operators of such properties’ relationships with their employees may result in strikes, lockouts or other work stoppages, any of which could have a material adverse effect on such operations, results of operations and financial condition of Franco-Nevada.  If these factors cause the owners and operators of such properties to decide to cease production at one or more of the properties, such decision could have a material adverse effect on the business and financial condition of Franco Nevada.

Franco-Nevada may become subject to risks related to certain operations in South Africa

Certain operators are subject to risks normally associated with the conduct of business in South Africa. Risks may include, among others, problems relating to power supply, labour disputes, delays or invalidation of governmental orders and permits, corruption, uncertain political and economic environments, civil disturbances and crime, arbitrary changes in laws or policies, foreign taxation and exchange controls, nationalization of assets, opposition to mining from environmental or other non-governmental organizations or changes in the political attitude towards mining, limitations on foreign ownership, power supply issues, limitations on repatriation of earnings, infrastructure limitations and increased financing costs.  The above risks may limit, disrupt or negatively impact the operator’s business activities.

The operators in South Africa must remain compliant with the South African Mining Charter (the “Mining Charter”) and the Black Economic Empowerment (“BEE”) participation requirements. However, no assurance can be given that the operator will be able to meet the objectives of the Mining Charter going forward, including the 26% historically disadvantaged South Africans ownership objective.  Any failure by the operators to satisfy the BEE requirements of the Mining Charter could jeopardize their operations, ability to acquire, develop, or maintain any additional mining rights or properties. There is also no guarantee that the interests of these operators will be wholly-aligned with the interests of its (direct or indirect) BEE shareholders.

In January 2010, First Uranium received notification from the North West Provincial Government’s Department of Agriculture, Conservation, Environment and Rural Development that it had withdrawn First Uranium’s environmental authorization for the new mines tailings facility (“TSF”) designed to accommodate future tailings deposition capacity requirements at the MWS project. The environmental authorization was subsequently re-instated on February 25, 2010, and allows First Uranium to immediately start preparing for the construction of the TSF. The withdrawal of the environmental authorization caused a delay in the construction of the TSF, and as a result, triggered the payment of the Penalty Payment.  If construction of the TSF and the completion test are not satisfied at the specified times, First Uranium may be required to pay additional penalty amounts to Franco- Nevada.  There can be no assurance that the TSF will be constructed on time or that the technical completion tests will be met.

If delay in construction or non-completion of the test causes First Uranium to cease production at the MWS project or to have financial difficulties, these consequences may have a material adverse effect on the business and financial condition of Franco-Nevada.

First Uranium is also affected by the unique political, technological and environmental factors that affect the nuclear industry; an industry that is subject to public opinion risks that could have an adverse impact on the demand for nuclear power and increase the regulation of the nuclear power industry.

Indigenous Peoples

Various international and national laws, codes, resolutions, conventions, guidelines, and other materials relate to the rights of indigenous peoples. Franco-Nevada holds royalty/stream interests on operations located in some areas presently or previously inhabited or used by indigenous peoples. Many of these materials impose obligations on government to respect the rights of indigenous people. Some mandate that government consult with indigenous people regarding government actions which may affect indigenous people, including actions to approve or grant mining rights or permits. The obligations of government and private parties under the various international and national materials pertaining to indigenous people continue to evolve and be defined. Franco-Nevada’s current and future operations are subject to a risk that one or more groups of indigenous people may oppose continued operation, further development, or new development of those projects or operations on which Franco-Nevada holds a royalty or stream.  Such opposition maybe directed through legal or administrative proceedings or protests, roadblocks or other forms of public expression against Franco-Nevada or the operators’ activities.  Opposition by indigenous people to the Corporation’s operations may require modification of or preclude operation or development of the Corporation’s projects or may require the Corporation to enter into agreements with indigenous people.  Claims and protests of indigenous peoples may disrupt or delay activities of the operators of Franco-Nevada’s royalty/stream assets.

Risks Related to Franco-Nevada’s securities

Franco-Nevada’s securities may experience price volatility

Securities markets have a high level of price and volume volatility, and the market price of securities of many companies have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. Factors unrelated to the financial performance or prospects of Franco-Nevada include macroeconomic developments in North America and globally, and market perceptions of the attractiveness of particular industries. There can be no assurance that continued fluctuations in mineral and oil and natural gas prices will not occur. As a result of any of these factors, the market price of Franco-Nevada’s securities at any given time may not accurately reflect the long term value of Franco-Nevada.

In the past, following periods of volatility in the market price of a company’s securities, shareholders have instituted class action securities litigation against them. Such litigation, if instituted, could result in substantial cost and diversion of management attention and resources, which could significantly harm profitability and the reputation of Franco-Nevada.

There may be limitations on enforcement of civil judgments because of the location of certain officers

Certain of the officers of Franco-Nevada and certain of the experts named elsewhere in this AIF are residents of countries other than Canada. A substantial portion of the assets of Franco-Nevada are located outside of Canada. As a result, it may be difficult for investors in Franco-Nevada’s securities to commence legal proceedings in Canada against these non-Canadian residents. In addition, it may not be possible for investors in Franco-Nevada’s securities to collect from Franco-Nevada or these non-Canadian residents judgments obtained in courts in Canada predicated on the civil liability provisions of securities legislation of certain of the provinces and territories of Canada. It may also be difficult for investors in Franco-Nevada’s securities to succeed in a lawsuit in the United States, based solely on violations of Canadian securities laws.

Franco-Nevada may become subject to burdensome regulatory requirements under U.S. laws regulating pension plans

Franco-Nevada may not qualify as an “operating company” for purposes of the Employee Retirement Income Security Act of 1974 (United States), as amended (“ERISA”). Consequently, if 25% or more of the issued Common Shares were held by private pension plans subject to ERISA or plans subject to the U.S. Internal Revenue Code’s “prohibited transaction” rules (such as individual retirement accounts), then Franco-Nevada’s assets would be treated as ERISA “plan assets”. As a result, Franco-Nevada could become subject to the ERISA regulatory regime, including, among other potentially burdensome regulatory requirements, heightened fiduciary duties owed to plan participants. While Franco-Nevada intends to monitor beneficial ownership of its Common Shares by ERISA plans, there can be no assurance that Franco-Nevada will not become subject to ERISA regulations in the future. If Franco-Nevada were subject to ERISA regulatory requirements, it could have a material and adverse effect on Franco-Nevada’s ability to manage its business and/or its results of operation and financial condition.

DIVIDENDS

The following table sets forth the dividends paid by Franco-Nevada for each of the three most recently completed financial years:

Dividends Paid	2010	2009	2008
Per share (C$)	$0.30	$0.28	$0.24
In aggregate (US$)	$33,301,000	$28,234,000	$21,780,000

Franco-Nevada has adopted a dividend policy to pay an adequate sustainable dividend as determined by its board of directors to qualify its shares for large generalist institutional funds. In July 2010, Franco-Nevada began to declare and pay monthly dividends and it is anticipated that it will continue to do so. The board of directors may change the dividend policy at any time at its sole discretion and there is no assurance that Franco-Nevada will be able to pay any dividends or sustain any level of dividend payments.  It is expected that the board of directors will conduct its annual review of Franco-Nevada’s dividend policy at its meetings in March and May 2011.

CAPITAL STRUCTURE

The authorized share capital of Franco-Nevada consists of an unlimited number of Common Shares and an unlimited number of preferred shares of which, as of March 23, 2011, 126,252,243 Common Shares and no preferred shares were outstanding.

Common Shares

Each Common Share carries the right to one vote at all meetings of shareholders of Franco-Nevada. There are no special rights or restrictions of any nature attached to the Common Shares. All Common Shares rank equally as to dividends, voting powers and participation in assets upon liquidation of Franco-Nevada.

Preferred Shares

The preferred shares may be issued in one or more series, each series to consist of such number of shares as may, before the issue thereof, be fixed by resolution of the board of directors. The directors shall determine before the issue thereof the designations, rights, privileges, restrictions and conditions attaching to the preferred shares of each series including the rate or amount of dividends or the method of calculating dividends, the dates of payment thereof, the redemption and/or purchase prices and terms and conditions of redemption and/or purchase, any voting rights, any conversion rights and any sinking fund or other provisions.

The preferred shares of each series will, with respect to payment of dividends and the distribution of assets in the event of liquidation, dissolution or winding up, rank on a parity with the preferred shares of every other series and be entitled to preference over the Common Shares and over any other shares ranking junior to the preferred shares. The preferred shares of any series may also be given such other preferences over the Common Shares and over any other shares ranking junior to the preferred shares as may be fixed by the directors.

MARKET FOR SECURITIES

The Common Shares, 2012 Warrants, 2017 Warrants and 2013 GLW Warrants are listed and posted for trading on the Toronto Stock Exchange under the symbols “FNV”, “FNV.WT”, “FNV.WT.A” and “FNV.WT.B”, respectively. The 2013 GLW Warrants prior to February 4, 2010 traded on the TSX Venture Exchange. The following table sets forth the high and low prices and volumes of Common Shares, 2012 Warrants, 2017 Warrants and 2013 GLW Warrants traded on such exchanges by month (based on information published by such exchanges) during the periods indicated:

	Common Shares			2012 Warrants(1)			2017 Warrants(2)			2013 GLW Warrants(3)
	High	Low	Volume	High	Low	Volume	High	Low	Volume	High	Low	Volume
2010
January	32.12	27.00	8,014,170	6.55	4.74	485,337	7.75	6.90	388,657	0.75	0.55	677,000
February	28.97	26.18	5,537,082	5.48	4.58	181,995	7.69	6.80	45,775	0.65	0.23	4,053,400
March	28.75	25.37	9,023,772	5.25	4.25	722,646	7.70	7.15	102,605	0.35	0.27	1,012,400
April	29.47	26.83	7,601,837	4.70	3.90	376,319	7.99	7.25	15,880	0.32	0.27	635,400
May	32.64	27.98	10,410,364	5.76	4.15	530,621	8.10	7.60	42,515	0.29	0.21	970,604
June	34.40	30.50	9,856,342	6.19	4.85	558,512	8.10	7.60	26,406	0.24	0.17	1,195,776
July	32.39	30.02	6,859,351	5.40	4.57	323,122	8.05	7.50	60,300	0.20	0.14	1,737,490
August	33.60	31.40	5,770,509	5.55	4.80	331,159	8.10	7.50	59,695	0.25	0.16	1,782,420
September	33.33	30.56	6,742,582	5.75	4.61	522,356	8.10	7.60	42,000	0.30	0.21	1,541,507
October	35.37	32.26	6,471,961	6.38	5.15	519,082	8.25	7.70	96,237	0.29	0.23	1,776,643
November	35.79	31.70	7,837,648	6.49	4.80	844,729	8.00	7.50	73,425	0.44	0.26	2,872,686
December	34.50	31.90	12,071,417	5.87	4.82	507,774	7.85	6.80	69,940	0.62	0.15	10,930,594

2011
January	33.34	27.75	11,518,773	5.37	2.78	858,259	7.10	5.80	68,475	0.36	0.16	3,945,708
February	33.20	27.95	15,382,834	4.59	2.88	641,014	6.20	5.80	72,785	0.19	0.11	1,920,220
March (1 - 23)	36.53	32.82	7,716,789	6.15	4.06	1,062,913	6.10	5.90	61,895	0.28	0.11	1,722,388

(1)   The 2012 Warrants were listed and posted for trading on the Toronto Stock Exchange on March 13, 2008.

(2)   The 2017 Warrants were listed and posted for trading on the Toronto Stock Exchange on June 16, 2009.

(3)   The 2013 GLW Warrants were listed and posted for trading on the TSX Venture Exchange on November 10, 2008 and graduated to the Toronto Stock Exchange on February 4, 2010.

DIRECTORS AND OFFICERS

The following table sets forth, as at the date hereof, the name, province or state and country of residence, position held with Franco-Nevada and principal occupation of each director and executive officer of Franco-Nevada:

Name and Municipality of Residence	Position with Franco-Nevada(1)	Principal Occupation

Pierre Lassonde	Director and Chairman	Chairman, Franco-Nevada
Toronto, Ontario, Canada

David Harquail Toronto, Ontario, Canada	Director, President and Chief Executive Officer	President and Chief Executive Officer, Franco-Nevada

Derek W. Evans(3) Calgary, Alberta, Canada	Director	President and CEO, Pengrowth Energy Corporation

Graham Farquharson(2) Toronto, Ontario, Canada	Director	President, Strathcona Mineral Services Limited

Louis Gignac(3)	Director	President, G Mining Services Inc.
Brossard, Quebec, Canada

Randall Oliphant(3)	Director	Executive Chairman, New Gold Inc.
Toronto, Ontario, Canada

Hon. David R. Peterson(2) Toronto, Ontario, Canada	Director	Partner and Chairman, Cassels Brock & Blackwell LLP

Sandip Rana	Chief Financial Officer	Chief Financial Officer, Franco-Nevada
Brampton, Ontario, Canada

Jacqueline A. Jones Richmond Hill, Ontario, Canada	Chief Legal Officer & Corporate Secretary	Chief Legal Officer & Corporate Secretary, Franco-Nevada

Geoff Waterman	Chief Operating Officer	Chief Operating Officer, Franco-Nevada
Toronto, Ontario, Canada

Name and Municipality of Residence	Position with Franco-Nevada(1)	Principal Occupation

Paul Brink Toronto, Ontario, Canada	Senior Vice President, Business Development	Senior Vice President, Business Development, Franco-Nevada

Stephen D. Alfers	Chief of U.S. Operations	Chief of U.S. Operations, Franco-Nevada
Evergreen, Colorado, U.S.A.

(1)   All of the directors have served since November 2007 with the exception of Derek Evans who was appointed in August 2008.

(2)   Member of the Compensation and Corporate Governance Committee.

(3)   Member of the Audit and Risk Committee.

Each director’s term of office expires at the next annual meeting of shareholders of Franco-Nevada or when his successor is duly elected or appointed, unless his term ends earlier in accordance with the articles or by-laws of Franco-Nevada, he resigns from office or he becomes disqualified to act as a director of Franco-Nevada.

As of the date hereof, the directors and executive officers of Franco-Nevada, as a group, beneficially own, directly or indirectly, or exercise control or direction over an aggregate of 5,178,877 Common Shares, representing approximately 4.10% of the Common Shares outstanding.

Biographical information regarding the directors and executive officers of Franco-Nevada for the past five years is provided as follows:

Pierre Lassonde, Director and Chairman — Pierre Lassonde is Chairman of the board of directors of Franco-Nevada.  Mr. Lassonde formerly served as President of Newmont Mining Corporation (“Newmont”) from 2002 to 2006 and resigned as a director and Vice-Chairman of Newmont effective November 30, 2007. Previously, Mr. Lassonde served as a director and President (1982 to 2002) and Co-Chief Executive Officer (1999 to 2002) of Franco-Nevada Mining Corporation Limited (“Old Franco-Nevada”). Mr. Lassonde also served as President and Chief Executive Officer of Euro-Nevada Mining Corporation from 1985 to 1999, prior to its amalgamation with Old Franco-Nevada. Mr. Lassonde served as a director of Normandy Mining Limited from 2001 to 2002. Mr. Lassonde is past Chairman and a director of the World Gold Council, Chairman of the Quebec National Art Museum and a director of New Gold Inc. and Enghouse Systems Limited. Mr. Lassonde received his Chartered Financial Analyst designation from the University of Virginia in 1984, a P. Eng (Association of Professional Engineers of Ontario) in 1976, a Master of Business Administration from the University of Utah in 1973, a B.Sc. (Electrical Engineering) from Ecole Polytechnique in 1971 and a B.A. from Seminaire de St. Hyacinthe/Université de Montréal in 1967.

David Harquail, President, Chief Executive Officer and Director — David Harquail is President and Chief Executive Officer of Franco-Nevada and is a director of Franco-Nevada.  Mr. Harquail served as Executive Vice President of Newmont (2006 to 2007) and previously served as President and Managing Director of Newmont Capital, the merchant banking division of Newmont (2002 to 2006). Prior to the acquisition by Newmont of Old Franco-Nevada in 2002, Mr. Harquail was with Old Franco-Nevada for a period of 15 years with the final position of Senior Vice President responsible for the metals royalty division and corporate development. Mr. Harquail has also held roles as President and Chief Executive Officer of Redstone Resources Inc., as a director of Inco Limited, Echo Bay Mines Limited, Kinross Gold Corporation and the Prospectors and Developers Association of Canada and as a task force advisor to the Toronto Stock Exchange. Mr. Harquail holds a B.A.Sc. in Geological Engineering from the University of Toronto, a Master’s degree in Business Administration from McGill University and is a registered Professional Engineer in Ontario.

Derek W. Evans, Director — Derek Evans is currently the President and Chief Executive Officer of Pengrowth Energy Corporation and Chairman of Endurance Energy, a private oil and gas company, as well as a director of Franco-Nevada and a number of not-for-profit organizations. From May to September 2009, Mr. Evans was President and Chief Operating Officer of Pengrowth Energy Trust. Mr. Evans served as President and Chief Executive Officer of Focus Energy Trust from May 2002 until March 2008. Mr. Evans has over 25 years of experience in the oil and gas business in Western Canada and has spent the majority of his career with Renaissance Energy Limited in senior management. Mr. Evans holds a Bachelor of Science degree in Mining Engineering from Queen’s University and is a registered Professional Engineer in Alberta. Mr. Evans is also a member of the Institute of Corporate Directors.

Graham Farquharson, Director — Graham Farquharson has been the President of Strathcona Mineral Services Limited since 1974 and is a director of Franco-Nevada as well as a director of St Andrew Goldfields Ltd.  Mr. Farquharson previously served on the boards of Placer Dome Inc., Cambior Inc. and several other mining companies.  In addition, Mr. Farquharson is the Chairman of the Canadian Mineral Industry Education Foundation and a director of the Physicians Services Incorporated Foundation.  Mr. Farquharson holds a Bachelor of Science degree in Mining Engineering from the University of Alberta, a Master’s degree in Business Administration from Queen’s University and is a registered Professional Engineer in Ontario.  Mr. Farquharson was recently inducted into the Canadian Mining Hall of Fame.

Louis Gignac, Director — Louis Gignac is currently President of G Mining Services Inc., a private consultancy, and is a director of Franco-Nevada.  Mr. Gignac previously served as President, Chief Executive Officer and a director of Cambior Inc. from its creation in 1986 until its acquisition by IAMGOLD Corporation in 2006. Mr. Gignac previously held management positions with Falconbridge Copper Company and Exxon Minerals Company. Mr. Gignac also served as a professor in mining engineering at Laval University from 1979 to 1981. Mr. Gignac currently serves as a director of Domtar Corp, Gaz Métro Inc. and St Andrew Goldfields Ltd., and is a member of the Ordre des ingénieurs du Québec. Mr. Gignac holds a Doctorate in Mining Engineering from the University of Missouri Rolla, a Master’s degree in Mineral Engineering from the University of Minnesota, and a Bachelor of Science degree in Mining Engineering from Laval University.

Randall Oliphant, Director — Randall Oliphant is the Executive Chairman of New Gold Inc. and is a director of the Franco-Nevada and of Silver Bear Resources Inc.  Mr. Oliphant is a member of the advisory board for Metalmark Capital LLC (formerly Morgan Stanley Capital Partners), is a director of WesternZagros Resources Ltd. and also serves on the boards and advisory boards of a number of companies and not-for-profit organizations. Mr. Oliphant held positions with Barrick Gold Corporation from 1987 to 2003 and served as Barrick’s President and Chief Executive Officer from 1999 to 2003. Mr. Oliphant received his Bachelor of Commerce degree with honours in 1984 from the University of Toronto and his Chartered Accountant designation in 1986.

Hon. David R. Peterson, Director — David Peterson is a Senior Partner and Chairman of the law firm Cassels Brock & Blackwell LLP, and is a director of Franco-Nevada.  Prior to that he was the Premier of the Province of Ontario from 1985 to 1990. He was the founding chairman of the Toronto Raptors of the National Basketball Association and was chairman of the successful Toronto Bid for the 2015 Pan Am Games. Mr. Peterson currently serves as a director of a number of companies, including Rogers Communications Inc., Shoppers Drug Mart Corporation, Industrielle-Alliance Insurance and Financial Services Inc., South East Group Limited, MBAC Fertilizer Corp. and Versapay Corporation. Mr. Peterson is Chancellor of the University of Toronto and a director of St. Michael’s Hospital. Mr. Peterson holds an LL.B. from the University of Toronto, was called to the Bar of Ontario in 1969, appointed Queen’s Counsel in 1980 and summoned by Her Majesty to the Privy Council in 1992.

Sandip Rana, Chief Financial Officer — Sandip Rana joined Franco-Nevada on April 22, 2010. He was previously with Four Seasons Hotels and Resorts as Vice President, Corporate Finance. Prior to joining Four Seasons in 2003, Mr. Rana was International Controller and Treasurer of Franco-Nevada Mining Corporation Limited. Prior to that, Mr. Rana had experience at IMAX Corporation and Coopers & Lybrand. Mr. Rana is a Chartered Accountant and has a Bachelor of Business Administration from the Schulich School of Business at York University.

Jacqueline A. Jones, Chief Legal Officer & Corporate Secretary — Jacqueline Jones joined Franco-Nevada on April 29, 2010. Ms. Jones has been a lawyer for over 20 years and was previously with Yamana Gold Inc. as Senior Vice-President, Legal, General Counsel and Corporate Secretary. Prior to joining Yamana Gold Inc. in May 2005, Ms. Jones held the position of Counsel — Securities at Nortel Networks from July 1999 to January 2005. Prior to that time, Ms. Jones articled, and was an associate, at the law firm Smith, Lyons LLP from 1992 to 1999 where she worked in the securities law department. From 1988 to 1990, Ms. Jones worked as an associate in the corporate law department of the law firm Reid & Priest in New York. Ms. Jones holds a Bachelor of Arts from Dartmouth College and a Juris Doctorate from Columbia University School of Law. She is called to the bar in the Province of Ontario, the District of Columbia, and the State of New York. Ms. Jones is a member of The Law Society of Upper Canada, the American Bar Association, the New York Bar Association and the District of Columbia Bar Association, and is a member of the Rocky Mountain Mineral Law Federation.

Geoff Waterman, Chief Operating Officer — Geoff Waterman has more than 19 years of association with the asset portfolio and served as Vice President, Oil & Gas, of Newmont Capital from 2002 to 2007. Prior to that, he held increasingly senior roles at the Old Franco-Nevada which he joined in 1992. Mr. Waterman was an auditor with Coopers & Lybrand and holds a Bachelor’s degree in economics from Trent University.

Paul Brink, Senior Vice President, Business Development — Paul Brink joined Newmont Capital in 2006 as Director of Corporate Development.  Mr. Brink has experience in mining investment banking, working at BMO Nesbitt Burns and in project financing, working at UBS.  Mr. Brink holds a Bachelor’s degree in Mechanical Engineering from the University of Witwatersrand and a Master’s degree in Management Studies from Oxford University.

Stephen D. Alfers, Chief of U.S. Operations — Steve Alfers is Chief of U.S. Operations and besides legal and business roles represents the Corporation on mining law matters through the Northwest Mining Association. He was previously Chief Executive Officer of NewWest Gold Corporation and prior to that had a 20-year career with large international law firms. Mr. Alfers is a recognized expert in mining law and has advised the United Nations, foreign governments and Congressional committees. He is a graduate from the University of Virginia School of Law.

Except as set out below, no director or executive officer (or where applicable, personal holding company of a director or executive officer):

(a)           is, as at the date hereof, or has been, within 10 years before the date hereof, a director, chief executive officer or chief financial officer of any company (including the Company) that:

(i)            was subject to an order that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer, or

(ii)           was subject to an order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer; or

(b)           is, as at the date hereof, or has been, within 10 years before the date hereof, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement, or compromise with creditors or had a receiver, receiver-manager or trustee appointed to hold its assets; or

(c)           has, within 10 years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver-manager or trustee appointed to hold the assets of the director or executive officer; or

(d)           has been subject to:

(i)            any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(ii)           any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

In the opinion of management of Franco-Nevada, there are no existing or potential conflicts of interest among Franco-Nevada, its directors, officers or other insiders of Franco-Nevada, other than as described in the following paragraph. Various officers, directors or other insiders of Franco-Nevada may hold senior positions with entities involved in the resource industry or otherwise be involved in transactions within the resource industry and may develop other interests outside Franco-Nevada. In the event that any such conflict of interest arises, a director who has such a conflict will be required to disclose the conflict to a meeting of the directors of Franco-Nevada and abstain from voting for or against the approval of such participation or such terms. In appropriate cases, Franco-Nevada will establish a special committee of independent directors to review a matter in which several directors, or management, may have a conflict. Any decision made by any of such directors involving Franco-Nevada will be required to be made in accordance with their duties and obligations to deal honestly and in good faith with a view to the best interests of Franco-Nevada.

Pierre Lassonde is currently a director and Randall Oliphant is a currently Executive Chairman of New Gold Inc., a payor of two of Franco-Nevada’s royalty/stream interests. Louis Gignac and Graham Farquharson are currently directors of St Andrew Goldfields Ltd., a payor of Franco-Nevada’s royalty interests. Conflicts of interest of these directors could arise from time to time in their capacities as directors or officers of these third parties.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

There are no outstanding legal proceedings to which Franco-Nevada or any of its subsidiaries is a party or was a party to during fiscal 2010 or to which the royalty and stream interests comprising the asset portfolio is subject or was subject during fiscal 2010, and no proceedings are known to be contemplated against Franco-Nevada, any of its subsidiaries or any of the royalty or stream interests comprising the asset portfolio.

There have been no penalties or sanctions imposed against Franco-Nevada by a court relating to securities legislation or by a securities regulatory authority during fiscal 2010 and there have been no other penalties or sanctions imposed by a court or regulatory body against Franco-Nevada that would likely be considered important to a reasonable investor in making an investment decision. Franco-Nevada has not entered into any settlement agreement before a court relating to securities legislation or with a securities regulatory authority during fiscal 2010.

INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

No director or executive officer of Franco-Nevada, any other insider of Franco-Nevada or any associate or affiliate of any of such individuals or companies has any material interest, directly or indirectly, in any transaction within the three most recently completed financial years or during the current financial year that has materially affected Franco-Nevada or is reasonably expected to materially affect Franco-Nevada.

REGISTRAR AND TRANSFER AGENT

The registrar and transfer agent for the Common Shares is Computershare Investor Services Inc. at its principal office in Toronto, Ontario and Computershare Investor Services at its principal office in Golden, Colorado.

The warrant agent for the 2012 Warrants and 2017 Warrants is Computershare Trust Company of Canada Limited at its principal office in Toronto, Ontario.

The warrant agent for the 2013 GLW Warrants is Computershare Trust Company of Canada Limited, at its principal office in Vancouver, British Columbia.

MATERIAL CONTRACTS

The following are the material contracts entered into by Franco-Nevada since October 17, 2007 (date of incorporation), other than material contracts entered into in the ordinary course of business (unless otherwise required to be disclosed):

1.                                       the Acquisition Agreement between Franco-Nevada and Newmont described under “History of the Corporation — Acquisition of Assets from Newmont”;

2.                                       an underwriting agreement dated November 30, 2007 among Franco-Nevada, Newmont and a syndicate of investment dealers led by BMO Nesbitt Burns Inc. and UBS Securities Canada Inc. relating to the initial public offering of Common Shares referred to under “History of the Corporation — Acquisition of Assets from Newmont”;

3.                                       the 2008 Underwriting Agreement among Franco-Nevada and a syndicate of investment dealers led by BMO Nesbitt Burns Inc. and UBS Securities Canada Inc. relating to the public offering in March 2008 described under “History of the Corporation — 2008 and 2009 Public Offerings”;

4.                                       a warrant indenture dated March 13, 2008 between Franco-Nevada and Computershare Trust Company of Canada, as warrant agent, pursuant to which the 2012 Warrants were created and issued and by which they are governed;

5.                                       the 2009 Underwriting Agreement among Franco-Nevada and a syndicate of investment dealers co-led by BMO Nesbitt Burns Inc., GMP Securities L.P. and CIBC World Markets Inc. relating to the public offering in June 2009 described under “History of the Corporation — 2008 and 2009 Public Offerings”;

6.                                       a warrant indenture dated June 16, 2009 and supplemented June 15, 2010 between Franco-Nevada and Computershare Trust Company of Canada, as warrant agent, pursuant to which the 2017 Warrants were created and issued and by which they are governed;

7.                                       the Taseko Agreement between Franco-Nevada and Taseko described under “History of the Corporation — Acquisition of the Prosperity Gold Stream”;

8.                                       the Arrangement Agreement between Franco-Nevada and Gold Wheaton described under “History of the Corporation — Acquisition of Gold Wheaton”;

9.                                       a warrant indenture dated July 8, 2008 and supplemented February 4, 2010 and March 14, 2011 between FN GLW, Franco-Nevada and Computershare Trust Company of Canada pursuant to which the 2013 GLW Warrants were created and issued and by which they are governed;

10.                                 a warrant indenture dated May 26, 2009 and supplemented February 4, 2010 and March 14, 2011 between FN GLW, Franco-Nevada and Computershare Trust Company of Canada pursuant to which two other classes of FN GLW warrants expiring in 2014 were created and issued and by which they are governed.

A copy of each material contract is available on the System for Electronic Document Retrieval and Analysis under Franco-Nevada’s profile or FN GLW’s profile, as applicable, at www.sedar.com.

EXPERTS

Reference is made to “Technical and Third Party Information” for information concerning the experts who prepared the Goldstrike Report and the Coeur Palmarejo Report, the reserve assessment and evaluation in respect of the oil and natural gas royalty and working interests on the Edson Property, Weyburn Unit, Midale Unit, Medicine Hat Consolidated Unit No. 1 and Tidewater Interests and the reserve assessment estimate in respect of Arctic Gas.

PricewaterhouseCoopers LLP (“PwC”) signed the auditors’ report on the consolidated financial statements for the year ended December 31, 2010.  PwC has reported that they are independent of Franco-Nevada in accordance with the rules of professional conduct of the Institute of Chartered Accountants of Ontario.

EXCHANGE RATE INFORMATION

The following table sets out the high and low rates of exchange for one U.S. dollar expressed in Canadian dollars in effect at the end of each of the following periods; the average rate of exchange for those periods; and the rate of exchange in effect at the end of each of those periods, each based on the noon buying rate published by the Bank of Canada.

	Years ended December 31,
	2010	2009	2008
High	$1.0778	$1.3000	$1.2969
Low	$0.9946	$1.0292	$0.9719
Average for the Period	$1.0299	$1.1420	$1.0660
End of Period	$0.9946	$1.0466	$1.2246

On March 23, 2011 the noon buying rate was U.S.$1.00 = C$0.9821 as published by the Bank of Canada.

COMMODITY PRICE INFORMATION

	Spot Commodity Prices
	Gold /oz (London PM Fix)	Platinum /oz (London PM Fix)	Palladium /oz (London PM Fix)	Oil / C$ bbl (Edmonton Light)	Gas / C$ mcf (AECO-C)

Average for 2008	$872	$1,574	$352	$103	$7.74
Average for 2009	$972	$1,203	$263	$66	$3.79
Average for 2010	$1,225	$1,609	$526	$78	$3.81

ADDITIONAL INFORMATION

Additional information relating to Franco-Nevada is available electronically on SEDAR at www.sedar.com and on its website www.franco-nevada.com.  The metric conversion table, listing of certain oil and gas terms, glossary of non-technical terms and glossary of technical terms are generally available on Franco-Nevada’s website.

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of Franco-Nevada’s securities and securities authorized for issuance under equity compensation plans, will be contained in Franco-Nevada’s information circular for its annual and special meeting of shareholders scheduled to be held on May 18, 2011. For information relating to compensation and corporate governance related matters, please see “Statement of Executive Compensation” and “Statement of Governance Practices”, respectively, in such circular.

Additional financial information is provided in Franco-Nevada’s financial statements and MD&A for its most recently completed financial year.

AUDIT AND RISK COMMITTEE INFORMATION

The following information is provided in accordance with Form 52-110F1 under the Canadian Securities Administrators’ National Instrument 52-110 — Audit Committees (“NI 52-110”).

Audit and Risk Committee Charter

The Audit and Risk Committee Charter (the “Charter”) is attached as Appendix “C” to this AIF.  The Charter was updated effective March 24, 2011 with minor revisions.

With respect to risk management, the Charter provides that the Audit and Risk Committee (the “ARC”) will generally review with management the Company’s significant risks and exposures and the steps management has taken to manage, monitor and control such risks and exposures. The ARC will also more specifically review the Company’s principal business, political, financial, litigation and control risks and exposures with a view to ensuring that such risks and exposures are being effectively managed, monitored or controlled. For more information regarding the ARC’s responsibilities relating to risk management, please see Appendix “C” to this AIF.

Composition of the Audit and Risk Committee

As of December 31, 2010, the ARC was composed of the following three directors: Derek Evans, Louis Gignac and Randall Oliphant, Chair. Each director is considered “independent” and “financially literate” (as such terms are defined in NI 52-110).

Relevant Education and Experience

Each member of the ARC is financially literate, i.e., has the ability to read and understand financial statements. Collectively, the ARC has the education and experience to fulfill the responsibilities outlined in the Charter, including those relating to risk management. The education and current and past experience of each ARC member that is relevant to the performance of his responsibilities as an ARC member is summarized below:

Education and Experience (Past and Present)

Derek Evans	•	President and CEO, Pengrowth Energy Corporation (2009-present)
	•	Chairman of Endurance Energy
	•	President and CEO of Focus Energy Trust (2002-2008)
	•	Senior Executive Renaissance Energy (15 years)
	•	Member Institute of Corporate Directors

Louis Gignac	•	Minor in Business, University of Minnesota
	•	President and Chief Executive Officer of Cambior Inc. (1986-2006)
	•	Has served on several audit committees including Sceptre Resources Ltd., Domtar Inc. and Domtar Corp.
	•	Currently serving on the audit committee of Domtar Corp. and St Andrew Goldfields Ltd.

Randall Oliphant	•	Bachelor of Commerce (with honours), University of Toronto, 1984
	•	Chartered Accountant (1986)
	•	Chief Financial Officer of Barrick Gold Corporation (1994-1999)
	•	Currently serving on the audit committee of Western Zagros Resources Ltd.

Pre-Approval Policies and Procedures

The Board, upon the recommendation of the ARC, has adopted policies and procedures regarding services provided by external auditors (collectively, the “Auditor Independence Policy”). Under the Auditor Independence Policy, specific proposals for audit services and permitted non-audit services must be pre-approved by the ARC. The ARC may delegate to any one or more of its members pre-approval authority (other than pre-approval of the annual audit service engagement). Any approvals granted under this delegated authority must be presented to the ARC at its next meeting. The Auditor Independence Policy also provides that the ARC may pre-approve services (other than the annual audit service engagement) without the requirement for a specific proposal where the scope and parameters of such services and their attendant fees are clearly defined. The ARC must be informed in writing at its next scheduled meeting of any engagement of the external auditor to provide services in such circumstances. The Auditor Independence Policy deems de minimus non-audit services to have been pre-approved by the ARC in limited circumstances and subject to certain conditions being met.

The Auditor Independence Policy prohibits the external auditors from providing any of the following types of non-audit services:

•                                          bookkeeping or other services related to the accounting records or financial statements;

•                                          financial information systems design and implementation;

•                                          appraisal or valuation services, fairness opinion, or contribution-in-kind reports;

•                                          actuarial services;

•                                          internal audit outsourcing services;

•                                          management functions or human resources services;

•                                          corporate finance or other services;

•                                          broker-dealer, investment advisor or investment banking services;

•                                          legal services; and

•                                          any other service that under applicable law and generally accepted auditing standards cannot be provided by an external auditor.

The Auditor Independence Policy provides that the external auditor should not be precluded from providing tax or advisory services that do not fall within any the categories described above, unless the provision of those services would reasonably be expected to compromise the independence of the external auditor.

External Auditor Service Fees (By Category)

For the periods ended December 31, 2010 and 2009, PricewaterhouseCoopers LLP billed fees from the Corporation as detailed below:

	December 31, 2010		December 31, 2009
Audit Fees	C$	290,100	C$	444,624
Audit-Related Fees	C$	47,366	C$	48,000
Tax Fees		Nil		Nil
Other Fees		Nil		Nil
Total Fees	C$	337,466	C$	492,624

For the years ended December 31, 2010 and 2009, “Audit Fees” noted above include $Nil and C$95,384, respectively, for services rendered in connection with the Company’s equity offerings.

The “Audit-Related Fees” noted above were incurred in connection with professional services provided for the accounting treatment of certain transactions completed by the Corporation for the years ended December 31, 2010 and 2009.

APPENDIX A
FORM 51-101F2

Reports on Reserves Data
by
Independent Qualified Reserves Evaluator or Auditor

A-1

FORM 51-101F2
REPORT ON RESERVES DATA
BY
INDEPENDENT QUALIFIED RESERVES
EVALUATOR OR AUDITOR

To the board of directors of Franco-Nevada Corporation (the “Company”):

1.     We have evaluated the Company’s reserves data as at December 31, 2010. The reserves data are estimates of proved reserves and probable reserves and related future net revenue as at December 31, 2010, estimated using forecast prices and costs.

2.     The reserves data are the responsibility of the Company’s management. Our responsibility is to express an opinion on the reserves data based on our evaluation.

We carried out our evaluation in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook (the “COGE Handbook”) prepared jointly by the Society of Petroleum Evaluation Engineers (Calgary Chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum (Petroleum Society).

3.     Those standards require that we plan and perform an evaluation to obtain reasonable assurance as to whether the reserves data are free of material misstatement. An evaluation also includes assessing whether the reserves data are in accordance with principles and definitions presented in the COGE Handbook.

4.     The following table sets forth the estimated future net revenue (before deduction of income taxes) attributed to proved plus probable reserves, estimated using forecast prices and costs and calculated using a discount rate of 10 percent, included in the reserves data of the Company evaluated by us for the year ended December 31, 2010, and identifies the respective portions thereof that we have audited, evaluated and reviewed and reported on to the Company’s board of directors:

Location of Reserves
	Description and	(Country or
Independent	Preparation Date of	Foreign	Net Present Value of Future Net Revenue
Qualified Reserves	Evaluation	Geographic	(before income taxes, 10% discount rate - $M)
Evaluator	Report	Area)	Audited	Evaluated	Reviewed	Total
GEJ Petroleum Consultants	March 3, 2011	Canada	—	207,955	—	207,955

5.     In our opinion, the reserves data respectively evaluated by us have, in all material respects, been determined and are in accordance with the COGE Handbook, consistently applied.

6.     We have no responsibility to update our reports referred to in paragraph 4 for events and circumstances occurring after their respective preparation dates.

1

7.     Because the reserves data are based on judgements regarding future events, actual results will vary and the variations may be material.

EXECUTED as to our report referred to above:

GLJ Petroleum Consultants Ltd., Calgary, Alberta, Canada, March 7, 2011

“Originally Signed by”
John H. Stilling, P. Eng.
Vice-President

2

APPENDIX B
FORM 51-101F3

REPORT OF MANAGEMENT AND DIRECTORS ON OIL AND GAS DISCLOSURE

Management of Franco-Nevada Corporation (“Franco-Nevada”) is responsible for the preparation and disclosure of information with respect to Franco-Nevada’s oil and gas activities in accordance with securities regulatory requirements. This information includes reserves data, which are estimates of proved reserves and probable reserves and related future net reserves as at December 31, 2010 estimated using forecast prices and costs.

An independent qualified reserves evaluator has evaluated Franco-Nevada’s reserves data. The report of the independent qualified reserves evaluator is presented in Appendix A of this Annual Information Form.

The Audit and Risk Committee of Franco-Nevada has:

(a)                                  reviewed Franco-Nevada’s procedures for providing information to the independent qualified reserves evaluator;

(b)                                 met with the independent qualified reserves evaluator to determine whether any restrictions affected the ability of the independent qualified reserves evaluator to report without reservation; and

(c)                                  reviewed the reserves data with management and independent qualified reserves evaluator.

The Audit and Risk Committee of Franco-Nevada has reviewed the procedures for assembling and reporting other information associated with oil and gas activities and has reviewed that information with management. The Board of Directors on the recommendation of the Audit and Risk Committee has approved:

(d)                                 the content and filing with securities regulatory authorities of Form 51-101F1 containing reserves data and other oil and gas information;

(e)                                  the filing of Form 51-101F2 which is the report of the independent qualified reserves evaluator on the reserves data; and

(f)                                    the content and filing of this report.

Because the reserves data are based on judgments regarding future events, actual results will vary and the variations may be material. However, any variations should be consistent with the fact that reserves are categorized according to the probability of their recovery.

DATED as of this 24th day of March, 2011.

(signed) “David Harquail”	(signed) “ Geoffrey Waterman”
David Harquail President, Chief Executive Officer and Director	Geoffrey Waterman Chief Operating Officer

(signed) “Randall Oliphant”	(signed) “Derek Evans”
Randall Oliphant Director	Derek Evans Director

B-1

APPENDIX C
FRANCO-NEVADA CORPORATION
AUDIT AND RISK COMMITTEE CHARTER

PURPOSE

The Audit and Risk Committee is appointed by the Board of Directors of Franco-Nevada Corporation (the “Company”) to assist the Board of Directors in its oversight and evaluation of:

•                                          the quality and integrity of the financial statements of the Company,

•                                          the compliance by the Company with legal and regulatory requirements in respect of financial disclosure,

•                                          the qualification, independence and performance of the Company’s independent auditors,

•                                          the performance of the Company’s Chief Financial Officer,

•                                          risk management oversight,

•                                          the compliance by the Company with legal and regulatory requirements in respect of its oil and gas disclosure, and

•                                          the qualification, independence and performance of the Company’s qualified oil and gas reserves evaluator or auditor.

In addition, the Audit and Risk Committee provides an avenue for communication between the independent auditor, financial management, other employees and the Board of Directors concerning accounting and auditing matters.

The Audit and Risk Committee is directly responsible for the appointment, compensation, retention (and termination) and oversight of the work of the independent auditor (including oversight of the resolution of any disagreements between management and the independent auditor regarding financial reporting) for the purpose of preparing audit reports or performing other audit, review or attest services for the Company.

The Audit and Risk Committee is not responsible for:

•                                          planning or conducting audits,

•                                          certifying or determining the completeness or accuracy of the Company’s financial statements or that those financial statements are in accordance with applicable accounting principles or standards, or

•                                          guaranteeing the report of the Company’s independent auditor.

The fundamental responsibility for the Company’s financial statements and disclosure rests with management. It is not the duty of the Audit and Risk Committee to conduct investigations, to itself resolve disagreements (if any) between management and the independent auditor or to ensure compliance with applicable legal and regulatory requirements.

REPORTS

The Audit and Risk Committee shall report to the Board of Directors of the Company on a regular basis and, in any event, before the public disclosure by the Company of its quarterly and annual financial results. The reports of the Audit and Risk Committee shall include any issues of which the Committee is aware with respect to the quality or integrity of the Company’s financial statements, its compliance with legal or regulatory requirements in respect of financial matters and disclosure, and the performance and independence of the Company’s independent auditor.

The Committee shall also prepare, as required by applicable law, any committee report required for inclusion in the Company’s publicly filed documents.

COMPOSITION

The members of the Audit and Risk Committee shall be three or more individuals who are appointed (and may be replaced) by the Board of Directors of the Company on the recommendation of the Company’s Compensation and Corporate Governance Committee. Each of the members of the Audit and Risk Committee shall be “independent” and “financially literate” within the meaning of National Instrument 52-110 — Audit Committees (“NI 52-110”) and any other securities legislation and stock exchange rules applicable to the Company, and as confirmed by the Board of Directors using its business judgment. In addition, at least one member of the Audit and Risk Committee shall be a “financial expert” as determined by the Board of Directors in its business judgment. No member of the Audit and Risk Committee shall accept (directly or indirectly) any consulting, advisory or other compensatory fee from the Company or any of its subsidiaries or affiliates (collectively, the “Franco-Nevada Group”) (other than remuneration for acting in his or her capacity as a director) or be an “affiliated entity” within the meaning of NI 52-110.

RESPONSIBILITIES

Independent Auditors

The Audit and Risk Committee shall:

•                                          Recommend to the Board of Directors the independent auditor to be nominated for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Company and the compensation of the independent auditor;

•                                          Recommend to the Board of Directors any change of the independent auditor, and oversee any such change to ensure compliance with the provisions of the Canada Business Corporations Act and applicable securities legislation;

•                                          Require and obtain confirmation from the independent auditor that it ultimately is accountable, and will report directly, to the Audit and Risk Committee and the Board of Directors of the Company;

•                                          Oversee the work of the independent auditor engaged for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Company, including the resolution of disagreements between management and the external auditor regarding financial reporting;

•                                          Pre-approve all audit and permitted non-audit services provided to the Company and its subsidiary entities by the independent auditor, including adopting policies and procedures for the pre-approval of the retention thereof (subject to any restrictions on such services imposed by applicable securities legislation) and including procedures for the delegation of authority to provide such approval to one or more members of the Audit and Risk Committee; and

•                                          At least annually, review the qualifications, performance and independence of the independent auditor. In doing so, the Audit and Risk Committee should, among other things, undertake the measures set forth in Schedule “A”.

The Financial Statements, Audit Process and Related Disclosure

The Audit and Risk Committee shall:

•                                          As may be delegated by the Board of Directors, review, approve and authorize the issuance of the Company’s interim financial statements, MD&A and interim earnings press releases before the Company publicly discloses this information;

•                                          Review and recommend to the Board of Directors for approval the Company’s annual financial statements, MD&A and press releases before the Company publicly discloses the information; and

•                                          Be satisfied that adequate procedures are in place for the review of the Company’s public disclosure of financial information extracted or derived from the Company’s financial statements and will periodically assess the adequacy of those procedures.

The Audit and Risk Committee shall also, as it determines to be appropriate:

•                                          Review with management and the independent auditor,

•                                          the planning and staffing of the audit by the independent auditor,

•                                          financial information and any earnings guidance provided to analysts and rating agencies, recognizing that this review and discussion may be done generally (consisting of a discussion of the types of information to be disclosed and the types of presentations to be made) and need not take place in advance of the disclosure of each release or provision of guidance,

•                                          any significant financial reporting issues and judgments made in connection with the preparation of the Company’s financial statements, including any significant changes in the selection or application of accounting principles or standards, any major issues regarding auditing principles and practices, and the adequacy of internal controls that could significantly affect the Company’s financial statements, as raised by the independent auditor, and review management’s response thereto,

•                                          all critical accounting policies and practices used,

•                                          all alternative treatments of financial information by applicable accounting principles or standards that have been discussed with management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the independent auditor,

•                                          the use of “pro forma” or “adjusted” information that is not consistent with applicable accounting principles or standards,

•                                          the effect of regulatory and accounting initiatives, as well as any off-balance sheet structures, transactions, arrangements and obligations (contingent or otherwise), on the Company’s financial statements,

•                                          any disclosures concerning any weaknesses or any deficiencies in the design or operation of internal controls or disclosure controls made to the Audit and Risk Committee by the Chief Executive Officer and the Chief Financial Officer during their certification process for forms filed with applicable securities regulators, and

•                                          the adequacy of the Franco-Nevada Group’s internal accounting controls and management information systems and its financial, auditing and accounting organizations and personnel and any special steps adopted in light of any material control deficiencies.

•                                          Review with the independent auditor,

•                                          the quality as well as the acceptability of the accounting principles or standards that have been applied,

•                                          any problems or difficulties the independent auditor may have encountered during the provision of its audit-related services, including any restrictions on the scope of activities or access to requested information and any significant disagreements with management, any management letter provided by the independent auditor or other material communication (including any schedules of unadjusted differences) to management and the Company’s response to that letter or communication, and

•                                          any changes to the Company’s significant auditing and accounting principles, standards and practices suggested by the independent auditor to members of management.

Risk Management Oversight

The Audit and Risk Committee shall:

•                                          Generally review with management the Franco-Nevada Group’s significant risks and exposures and the steps management has taken to manage, monitor and control such risks and exposures.

•                                          More specifically review the Company’s principal business, political, financial, litigation and control risks and exposures with a view to ensuring that such risks and exposures are being effectively managed, monitored or controlled by:

•                                          reviewing the Company’s risk philosophy as set forth by management and the Board of Directors,

•                                          reviewing management’s assessment of the significant risks and exposures facing the Company,

•                                          reviewing management’s policies, plans, processes and programs to manage and control significant risks and exposures, including the Company’s loss prevention policies, disaster response and recovery programs, corporate liability protection programs for directors and officer and any other insurance programs, as applicable,

•                                          receiving regular reports from management regarding the development and implementation of its policies, plans, processes and programs to manage, monitor and control significant risks and exposures, and

•                                          if the Audit and Risk Committee deems it appropriate, requesting the independent auditor’s opinion of management’s assessment of significant risks facing the Company and how effectively they are managed, monitored and controlled.

Oil and Gas Reserves

The Audit and Risk Committee shall:

•                                          Recommend to the Board of Directors the appointment of the qualified oil and gas reserves evaluators or auditors, who must be independent of the Company and who will report to the Board of Directors and the Committee on the Company’s oil and gas reserves data.

•                                          Review, with reasonable frequency, the Company’s procedures relating to the disclosure of information with respect to oil and gas activities, including its procedures for complying with applicable disclosure requirements and restrictions.

•                                          Review each appointment of the Company’s qualified oil and gas reserves evaluators or auditors, and in the case of any proposed change in such appointment, determine the reasons for the proposal and whether there have been disputes between the appointed qualified oil and gas reserves evaluator or auditor and management of the Company.

•                                          Review, with reasonable frequency, the Company’s procedures for providing information to the qualified oil and gas reserves evaluators or auditors who report on oil and gas reserves data.

•                                          Prior to approving the filing of oil and gas reserves data and the report of the qualified oil and gas reserves evaluators or auditors meet with management and each qualified oil and gas reserves evaluator or auditor to:

•                                          determine whether any restrictions affect the ability of the qualified oil and gas reserves evaluator or auditor to report on the oil and gas reserves data without reservation; and

•                                          review the oil and gas reserves data and the report of the qualified oil and gas reserves evaluator or auditor thereon.

•                                          Recommend to the Board of Directors whether to approve:

•                                          the content and filing of the statement of oil and gas reserves data and other required information,

•                                          the filing of the report of the independent qualified oil and gas reserves evaluator or auditor, and

•                                          the content and filing of the required report of management and the directors.

Compliance

The Audit and Risk Committee shall:

•                                          Establish procedures for:

•                                          the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, and

•                                          the confidential, anonymous submission by employees of the Franco-Nevada Group of concerns regarding questionable accounting or auditing matters.

•                                          Review and approve clear policies for the hiring by the Franco-Nevada Group of partners, employees or former partners or employees of the present and former independent auditor of the Company.

The Audit and Risk Committee shall also, as it determines appropriate:

•                                          Obtain reports from the Chief Financial Officer, other members of management and the independent auditor that the Company’s subsidiary/foreign affiliated entities are in conformity with applicable legal requirements and the Company’s Code of Business Conduct and Ethics, including disclosures of insider and affiliated party transactions.

•                                          Review with the Chief Financial Officer, other members of management and the independent auditor any correspondence with regulators or governmental agencies and any employee complaints or published reports, which raise material issues regarding the Company’s financial statements or accounting policies.

•                                          Advise the Board of Directors of the Company with respect to the Franco-Nevada Group’s policies and procedures regarding compliance with applicable laws and regulations and with the Company’s Code of Business Conduct and Ethics.

•                                          Review with the Chief Financial Officer legal matters that may have a material impact on the financial statements, the Franco-Nevada Group’s compliance policies and any material reports or inquiries received from regulators or governmental agencies.

•                                          Periodically review with management the need for an internal audit function.

Delegation

To avoid any confusion, the Audit and Risk Committee responsibilities identified above are the sole responsibility of the Audit and Risk Committee and may not be delegated to a different committee.

MEETINGS

The Audit and Risk Committee shall meet at least quarterly and more frequently as circumstances require. All members of the Audit and Risk Committee should strive to be at all meetings. The Audit and Risk Committee shall meet separately, periodically, with management and the independent auditors and may request any officer or employee of the Franco-Nevada Group or the Franco-Nevada Group’s outside counsel or independent auditor to attend meetings of the Committee or with any members of, or advisors to, the Committee. The Audit and Risk Committee also may meet with the investment bankers, financial analysts and rating agencies that provide services to, or follow, the Franco-Nevada Group.

The Audit and Risk Committee may form and delegate authority to individual members and subcommittees where the Committee determines it is appropriate to do so.

INDEPENDENT ADVICE

In discharging its mandate, the Audit and Risk Committee shall have the authority to retain (and authorize the payment by the Company of) and receive advice from special legal, accounting or other advisors as the Audit and Risk Committee determines to be necessary to permit it to carry out its duties.

ANNUAL EVALUATION

At least annually, the Audit and Risk Committee shall, in a manner it determines to be appropriate:

•                                          Perform a review and evaluation of the performance of the Committee and its members, including the compliance of the Audit and Risk Committee with this Charter.

•                                          Review and assess the adequacy of its Charter and recommend to the Board of Directors any improvements to this Charter that the Committee determines to be appropriate.

SCHEDULE “A”

Qualifications, Performance and Independence of Independent Auditor

•                                          Review the experience and qualifications of the senior members of the independent auditor’s team.

•                                          Confirm with the independent auditor that it is in compliance with applicable legal, regulatory and professional standards relating to auditor independence.

•                                          Review annual reports from the independent auditor regarding its independence and consider whether there are any non-audit services or relationships that may affect the objectivity and independence of the independent auditor and, if so, recommend that the Board of Directors of the Company take appropriate action to satisfy itself of the independence of the independent auditor.

•                                          Obtain and review such report(s) from the independent auditor as may be required by applicable legal and regulatory requirements.

Updated: March 24, 2011